

Fulton Financial Corporation

PROXY STATEMENT AND 2006 FINANCIAL INFORMATION

FULTON FINANCIAL
CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD MONDAY, MAY 7, 2007

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the regular Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION will be held on Monday, May 7, 2007, at 12:00 noon, at the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect three directors for the terms specified.

2. EMPLOYEE STOCK PURCHASE PLAN. To approve a proposal adopted by the Board of Directors to amend the Employee Stock Purchase Plan for the purpose of increasing by 1,500,000 shares the number of shares of common stock for which options may be granted under the Employee Stock Purchase Plan.

3. OTHER BUSINESS. To consider such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 19, 2007, shall be entitled to be given notice of, and to vote at, the meeting.

It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but you must RSVP that you will attend. Please see the proxy card for more information.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,

George R. Barr, Jr.

George R. Barr, Jr.
Secretary

Enclosures
April 2, 2007

(This space intentionally left blank.)

PROXY STATEMENT

Dated and To Be Mailed on or about: April 2, 2007

FULTON FINANCIAL

CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2007

TABLE OF CONTENTS

PAGE

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company, was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton Financial Corporation and the shareholders of Fulton Bank became shareholders of Fulton Financial Corporation. Since that time, Fulton Financial Corporation has acquired other banks and currently owns the following subsidiary banks: Delaware National Bank, FNB Bank, N.A., Fulton Bank, Hagerstown Trust Company, Lafayette Ambassador Bank, Lebanon Valley Farmers Bank, The Peoples Bank of Elkton, Resource Bank, Skylands Community Bank, Somerset Valley Bank, Swineford National Bank, The Bank, and The Columbia Bank.

In addition, Fulton Financial Corporation has several direct, non-banking subsidiaries including: Fulton Financial Advisors, National Association (which offers fiduciary and investment services), Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products), Fulton Financial Realty Company (which owns or leases certain properties on which certain branch and operational facilities are located), Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton Financial Corporation), Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low-moderate income and elderly housing projects), and FFC Management, Inc. (which holds certain investment securities and corporate owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The regular annual meeting of the shareholders of Fulton Financial Corporation ("Annual Meeting") will be held on Monday, May 7, 2007, at 12:00 noon, at the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania. You are cordially invited to attend the Annual Meeting, but you must RSVP that you will attend on your proxy card.

The meeting to which this Proxy Statement relates will be the twenty-fifth Annual Meeting of the shareholders of Fulton Financial Corporation. Attendance at the Annual Meeting will be limited to shareholders as of the Record Date, their authorized representatives and guests of Fulton Financial Corporation.

Shareholders Entitled to Vote

Only those shareholders of record at the close of business on March 19, 2007 (the "Record Date") shall be entitled to receive notice of, and to vote at, the meeting.

Purpose of Meeting

The shareholders will be asked to consider and vote upon the following matters at the meeting: (i) to elect three directors for the terms specified herein; (ii) to approve a proposal by the Board of Directors to amend the Employee Stock Purchase Plan for the purpose of increasing by 1,500,000 shares the number of shares of common stock for which options may be granted under the Employee Stock Purchase Plan; and (iii) to consider and vote upon such other business as may be properly brought before the meeting and any adjournments thereof.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton Financial Corporation for use at the Annual Meeting of shareholders to be held at 12:00 noon on Monday, May 7, 2007, and any adjournments thereof.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to George R. Barr, Jr., Secretary of Fulton Financial Corporation, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting in accordance with the instructions thereon of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the three nominees identified in this Proxy Statement and FOR the amendment of the Employee Stock Purchase Plan. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton Financial Corporation.

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan and for the account of employees who participate in the Employee Stock Purchase Plan will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton Financial Corporation and its subsidiaries who participate in the Fulton Financial Stock Fund of the Fulton Financial Corporation Profit Sharing Plan and Affiliate 401(k) Savings Plan will be voted by Fulton Financial Advisors, National Association (the "Plan Trustee") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for the Plan Trustee to vote, participants' voting instructions must be received by April 27, 2007. Shares held under the Fulton Financial Stock Fund with respect to which no voting instructions are received by April 27, 2007, will be voted by the Plan Trustee FOR the election of the three nominees identified in the Proxy Statement and FOR the amendment of the Employee Stock Purchase Plan.

Voting of Shares and Principal Holders Thereof

At the close of business on March 19, 2007, which is the Record Date for determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments thereof, Fulton Financial Corporation had 173,017,944 shares of common stock outstanding and entitled to vote. There is no other class of stock outstanding. As of the Record Date, 3,426,088 shares of Fulton Financial Corporation common stock were held by Fulton Financial Advisors, National Association, a subsidiary of Fulton Financial Corporation, as sole fiduciary. The shares held by Fulton Financial Advisors, National Association as sole fiduciary represent, in the aggregate, approximately 1.98 percent of the total shares outstanding and will be voted FOR the election of the three nominees identified in this Proxy Statement and FOR the amendment of the Employee Stock Purchase Plan.

A majority of the outstanding common stock present in person or by proxy constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton Financial Corporation common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by "broker non-votes" (i.e., shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote, (ii) the broker or nominee does not have discretionary voting power under applicable rules of the National Association of Securities Dealers, Inc. or the instrument under which it serves in such capacity, and (iii) the record holder has indicated on the proxy or otherwise notified Fulton Financial Corporation that it does not have authority to vote such shares on that matter) as present for purposes of determining a quorum.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except in cases where the vote of a greater number of shares is required by law or under Fulton Financial Corporation's Articles of Incorporation or Bylaws.

In the case of the election of directors, the three candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the meeting, but will not be counted as votes cast on the election of directors. Abstentions and broker non-votes will have no effect on the director election since only votes cast will be counted. A majority of the votes cast is necessary to approve the amendment of the Employee Stock Purchase Plan. Abstentions and broker non-votes will be counted as shares that are present at the meeting, but will not be counted as votes cast on the proposal to amend the Employee Stock Purchase Plan. Therefore, abstentions and broker non-votes will have no effect on the amendment of the Employee Stock Purchase Plan.

To the knowledge of Fulton Financial Corporation, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton Financial Corporation.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote <u>FOR</u> the election of the three nominees identified in this Proxy Statement and <u>FOR</u> the proposal to amend the Employee Stock Purchase Plan.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2008 Annual Meeting must be received at the executive offices of Fulton Financial Corporation at One Penn Square, Lancaster, Pennsylvania not later than December 4, 2007, in order to be included in the proxy statement and proxy form to be prepared by Fulton Financial Corporation in connection with the 2008 Annual Meeting. A shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words.

In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton Financial Corporation common stock for at least one year before the date the proposal is submitted. The shareholder must continue to hold that stock through the date of the 2008 Annual Meeting.

Any shareholder submitting a shareholder proposal to Fulton Financial Corporation must also provide Fulton Financial Corporation with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2008 Annual Meeting. The shareholder, or a qualified representative, must attend the 2008 Annual Meeting to present the proposal.

Contacting the Board of Directors

Any shareholder of Fulton Financial Corporation who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton Financial Corporation has had a Code of Conduct ("Code") for two decades that governs the conduct of its directors, officers and employees. The Code was revised in 2004 to comply with the requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ listing standards, and Fulton Financial Corporation provides the Code to each director, officer and employee. In 2006, Fulton Financial Corporation updated the Code to include a new process for filing anonymous complaints and to make other minor changes. A copy of the Code can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The Code is also posted and available on Fulton Financial Corporation's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton Financial Corporation provide that the Board of Directors shall consist of not less than two nor more than thirty-five persons and that the directors shall be classified with respect to the time they shall severally hold office by dividing them into three classes, each consisting as nearly as possible of one-third of the number of the whole Board of Directors. The Bylaws do not require exact equality in the number of directors in each class. The Bylaws further provide that the directors of each class shall be elected for a term of three years, so that the term of office of one class of directors shall expire at the Annual Meeting each year. The Bylaws provide that the Board of Directors shall determine the number of directors in each class of directors.

A majority of the Board of Directors may increase the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified. There is a mandatory retirement provision in the Bylaws, which states that the office of a director shall be considered vacant at the Annual Meeting of shareholders next following the director attaining the age of 70 years.

Procedure for Shareholder Nominations

Section 3 of Article II of the Bylaws of Fulton Financial Corporation requires that nominations, other than those made by the Nominating Committee of the Board of Directors, shall be made in writing and shall be delivered or mailed to the Chief Executive Officer not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (or any successor provision thereto). The notice to the Chief Executive Officer of a nomination, other than one made by the Nominating Committee, shall set forth (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of Fulton Financial Corporation that are beneficially owned by each such nominee and (iv) a statement of qualifications of the recommended nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton Financial Corporation if elected by the shareholders. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of this Section and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded.

Director Qualifications

In considering any individual nominated for board membership, Fulton Financial Corporation considers a variety of factors, including whether the candidate is recommended by executive management; the individual's professional and personal qualifications, including business experience, education and community and charitable activities; and the individual's familiarity with the communities in which Fulton Financial Corporation is located or is seeking to locate. In 2004, the Board of Directors formed the Nominating Committee of the Board, whose members are independent and are responsible for recommending director nominees to the Board of Directors. The charter for the Nominating Committee is posted and available on Fulton Financial Corporation's website at www.fult.com.

ELECTION OF DIRECTORS

General Information

The Board of Directors has fixed the number of directors at fourteen as of May 7, 2007. There are eleven continuing directors whose terms of office will expire at either the 2008 Annual Meeting or the 2009 Annual Meeting. The Board of Directors has nominated the following persons for election to the Board of Directors for the term specified below:

For a Term of Three Years - Class of 2010

Donald M. Bowman, Jr.
George W. Hodges
John O. Shirk

Each of the above nominees is presently a director of Fulton Financial Corporation. Following the recommendation of the Nominating Committee, the Board of Directors approved their nomination at a meeting of the Board of Directors. The Board of Directors recommends that the shareholders vote FOR the election of the three nominees listed above.

In the event that any of the foregoing nominees is unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors of Fulton Financial Corporation may recommend. However, the Board of Directors has no reason to believe that any of its nominees will be unable to accept nomination or to serve as a director if elected.

Vote Required

The three candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast on the election of directors.

Recommendation of The Board of Directors

The Board of Director's recommends that the shareholders vote FOR the election of the three nominees identified in this Proxy Statement.

Information about Nominees, Continuing Directors and Independence Standards

Information concerning the three persons nominated by the Board for election to the Board of Directors of Fulton Financial Corporation at the 2007 Annual Meeting and concerning the other continuing directors is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton Financial Corporation is a NASDAQ listed company and follows the NASDAQ listing standards for Board and committee independence. At its January 2007 meeting, the Board of Directors determined that ten of the Corporation's fourteen continuing directors were independent as defined in the applicable NASDAQ listing standards and pursuant to the definition contained in NASDAQ Stock Market Rule 4200(a)(15), including that each director is free of any relationships that would interfere with his or her individual exercise of independent judgment. In addition, members of the Audit Committee of the Board of Directors meet the more stringent requirements under the NASDAQ listing standards. The Board of Directors considered the relationships and other arrangements, if any, with each director when director independence was reviewed, including Fulton Financial Corporation's relationships with the law firms with which Directors Shirk and Dally are affiliated. The other types of relationships and transactions that were reviewed are more fully described in "Related Person Transactions with Directors and Executive Officers" on page 34.

NOMINEES

CLASS OF 2010
(Three-Year Term)



DONALD M. BOWMAN, JR. (Independent Director), age 68. Director of Hagerstown Trust Company. Partner, Bowman Group (trucking and real estate business). Director since 1994.



GEORGE W. HODGES (Independent Director), age 56. Director, The Wolf Organization, Inc. (distributors of lumber and building supplies). Mr. Hodges also serves as a director of Burnham Holdings, Inc. and York Water Company (NASDAQ: YORW), which is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934. Director since 2001.



JOHN O. SHIRK (Independent Director), age 63. Director of Fulton Bank. Of Counsel, Barley Snyder LLC (law firm). Mr. Shirk also serves as a director of Eastern Insurance Holdings, Inc. (NASDAQ: EIHI), which is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934. Director since 1983.

CONTINUING DIRECTORS

CLASS OF 2008



JOHN M. BOND, Jr., age 63. Chairman of the Board, The Columbia Bank. Mr. Bond was Chief Executive Officer of The Columbia Bank until his retirement on December 31, 2006. Mr. Bond also serves as a director of the Federal Home Loan Bank of Atlanta. Director since 2006.



PATRICK J. FREER (Independent Director), age 57. Director of Lebanon Valley Farmers Bank. President, Strickler Insurance Agency, Inc. (insurance broker). Director since 1996.



CAROLYN R. HOLLERAN (Independent Director), age 68. Member of the Fulton Bank Great Valley Division Advisory Board. Retired Partner, Jerlyn Associates (real estate investments). Director since 1994.



DONALD W. LESHER, JR. (Independent Director), age 62. Director of Lebanon Valley Farmers Bank. Retired President, Lesher Mack Sales and Service (truck dealership). Director since 1998.



ABRAHAM S. OPATUT, age 59. Chairman of the Board and Director of First Washington State Bank, which was merged into The Bank in February 2007, and Mr. Opatut is currently a Director of The Bank and a member of the First Washington Divisional Board. President, Colonial Marketing Associates (wholesale foods). Director since 2005.



GARY A. STEWART (Independent Director), age 59. Member of the Fulton Bank York Division Advisory Board. Partner, Stewart Associates (real estate developer). Director since 2001.

CLASS OF 2009



JEFFREY G. ALBERTSON (Independent Director), age 66. Director of The Bank. Attorney, Albertson Ward (law firm). Director since 1996.



CRAIG A. DALLY (Independent Director), age 50. Director of Lafayette Ambassador Bank. Attorney, Pierce & Dally, LLP (law firm). Mr. Dally is a member of the Pennsylvania House of Representatives, serving District 138. Director since 2000.



RUFUS A. FULTON, JR., age 66. Retired Chairman of the Board and Chief Executive Officer, Fulton Financial Corporation. Mr. Fulton also serves as a director of The Aerospace Corp., Burnham Holdings, Inc., High Real Estate Group, and Highmark, Inc. Director since 1984.



WILLEM KOOYKER (Independent Director), age 64. Director of Somerset Valley Bank. Chairman and Chief Executive Officer, Blenheim Capital Management, LLC (investment management company). Director since 2005.



R. SCOTT SMITH, JR., age 60. Chairman of the Board, President and Chief Executive Officer, Fulton Financial Corporation. Mr. Smith also serves as a director of the American Bankers Association. Director since 2001.

Security Ownership of Directors, Nominees and Management

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director, nominee for director and the named executive officers. To the knowledge of Fulton Financial Corporation, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton Financial Corporation. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee, continuing director or named executive officer are held either (i) individually by the person indicated, (ii) individually by the person's spouse or children living in the same household, (iii) jointly with the person's spouse or children living in the same household, or (iv) in the name of a bank, broker or nominee for the account of the person or the person's spouse. The directors, nominees and executive officers of Fulton Financial Corporation as a group owned of record and beneficially 5,668,236(1) shares of Fulton Financial Corporation common stock, representing 3.24 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned (2) (3)	Percent of Class
Jeffrey G. Albertson	Director	230,341 (4)	*
Richard J. Ashby, Jr.	Senior Executive Vice President	326,359 (5)	*
John M. Bond, Jr.	Director	540,790 (6)	*
Donald M. Bowman, Jr.	Nominee for Director	766,569 (7)	*
Craig A. Dally	Director	169,807 (8)	*
Patrick J. Freer	Director	70,505 (9)	*
Rufus A. Fulton, Jr.	Director	434,983 (10)	*
George W. Hodges	Nominee for Director	9,463 (11)	*
Carolyn R. Holleran	Director	40,003 (12)	*
Thomas W. Hunt	Director	442,854 (13)	*
Willem Kooyker	Director	356,596 (14)	*
Donald W. Lesher, Jr.	Director	149,902 (15)	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	375,657 (16)	*
Abraham S. Opatut	Director	410,149 (17)	*
John O. Shirk	Nominee for Director	52,153 (18)	*
James E. Shreiner	Senior Executive Vice President	280,275 (19)	*
R. Scott Smith, Jr.	Director and Chairman of the Board, President and Chief Executive Officer	467,345 (20)	*
Gary A. Stewart	Director	345,749 (21)	*
E. Philip Wenger	Senior Executive Vice President	198,736 (22)	*
TOTAL OWNERSHIP	DIRECTORS AND OFFICERS AS A GROUP	5,668,236	3.24%

Footnotes

(1) Includes 1,672,869 shares issuable upon the exercise of vested stock options, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and executive officers as a group.

(2) As of the Record Date, none of the listed individuals had pledged Fulton Financial Corporation stock except for Mr. Bowman, who has pledged 407,468 shares in connection with a personal line of credit with another financial institution, and Mr. Stewart, who has pledged 122,997 shares in connection with a mortgage loan with another financial institution.

(3) Fulton Financial Corporation does not have a qualifying share requirement for the Board of Directors or Senior Management.

(4) Mr. Albertson's ownership includes 11,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

(5) Mr. Ashby's ownership includes 9,195 shares held in Fulton Financial Corporation's Profit Sharing Plan and 220,099 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,790 shares held jointly with his spouse and 43,977 shares held solely by his spouse.

(6) Mr. Bond's ownership includes 294,501 shares which may be acquired pursuant to the exercise of stock options and 136,723 shares held solely by his spouse.

(7) Mr. Bowman's ownership includes 8,373 shares held in an IRA, 36,252 shares held jointly with his spouse, 31,539 shares held solely by his spouse and 8,374 shares in his spouse's IRA. Also includes 205,934 shares held by Bowman Sales & Equipment, Inc.

(8) Mr. Dally's ownership includes 9,916 shares held in an IRA, 3,396 shares held jointly with his spouse and 18,028 shares held as custodian for his children.

(9) Mr. Freer's ownership includes 23,306 shares held jointly with his spouse and 256 shares held solely by his spouse. Also includes 46,943 shares held by Strickler Insurance Agency, Inc. Mr. Freer disclaims beneficial ownership of any of these shares beyond his pro rata interest in the company.

(10) Mr. Fulton's ownership includes 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 57,673 shares held in Fulton Financial Corporation's Profit Sharing Plan and 184,851 shares which may be acquired pursuant to the exercise of vested stock options.

(11) Mr. Hodge's ownership includes 8,103 shares which may be acquired pursuant to the exercise of stock options.

(12) Mrs. Holleran's 40,003 shares are held in a revocable trust.

(13) Mr. Hunt has decided to not stand for reelection as a director and his term as a director will end on May 7, 2007 at the Annual Meeting. Mr. Hunt's ownership includes 224,000 shares held solely by his spouse. Also includes 119,188 shares held in trust for his children and 49,422 shares which may be acquired pursuant to the exercise of vested stock options.

(14) Mr. Kooyker's ownership includes 194,911 shares held jointly with his spouse and 161,685 shares held in trusts for his children.

(15) Mr. Lesher's ownership includes 9,040 shares held in an IRA, 42,758 shares held jointly with his spouse and 5,425 shares held solely by his spouse.

(16) Mr. Nugent's ownership includes 55,078 shares held solely by his spouse. Also includes 25,972 shares held in Fulton Financial Corporation's Profit Sharing Plan, 11,383 shares held in an IRA and 273,837 shares which may be acquired pursuant to the exercise of vested stock options.

(17) Mr. Opatut's ownership includes 46,681 shares held in various IRA accounts, 188,122 shares held jointly with his spouse and 5,095 shares held solely by his spouse. Also includes 64,060 shares owned by a limited liability company of which Mr. Opatut is a managing member.

(18) Mr. Shirk's ownership includes 17,131 shares held solely by his spouse and 3,618 shares held as custodian for his child. Also includes 3,256 shares held in a trust.

(19) Mr. Shreiner's ownership includes 101,145 shares held jointly with his spouse and 179,130 shares which may be acquired pursuant to the exercise of vested stock options.

(20) Mr. Smith's ownership includes 287 shares held solely by his child. Also includes 18,956 shares held in Fulton Financial Corporation's Profit Sharing Plan and 318,261 shares which may be acquired pursuant to the exercise of vested stock options.

(21) Mr. Stewart's ownership includes 89,635 shares held in a grantor retained annuity trust and 89,283 shares held in the Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of these shares beyond his pro rata interest in the Foundation.

(22) Mr. Wenger's ownership includes 34,383 shares held jointly with his spouse, 17,021 shares held in Fulton Financial Corporation's Profit Sharing Plan and 144,665 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,228 shares held in Fulton Financial Corporation's Profit Sharing Plan for his spouse and 436 shares held as custodian for his children.

INFORMATION CONCERNING COMPENSATION

Named Executive Officers

The following persons are the named executive officers of Fulton Financial Corporation for this proxy statement: (1)

Name	**Age**	**Office Held and Term of Office**
R. Scott Smith, Jr.	60	Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation since January 2006; previously President and Chief Operating Officer of Fulton Financial Corporation from 2001 to 2005; and Executive Vice President of Fulton Financial Corporation and Chairman, President and Chief Executive Officer of Fulton Bank from 1998 to 2001.
Charles J. Nugent	58	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; previously Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001.
Richard J. Ashby, Jr.	62	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Chairman and Chief Executive Officer of Fulton Financial Advisors, National Association since October 2006; previously Executive Vice President of Fulton Financial Corporation and Chairman and Chief Executive Officer of Fulton Bank from 2003 to 2005; Chairman, President and Chief Executive Officer of Fulton Bank; President and Chief Operating Officer of Fulton Bank from 1999 to 2003; and Chairman of the Board, President and Chief Executive Officer of Lafayette Ambassador Bank from 1991 to 1999.
James E. Shreiner	57	Senior Executive Vice President of Fulton Financial Corporation since January 2006; previously Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005.
E. Philip Wenger	49	Senior Executive Vice of Fulton Financial Corporation since January 2006 and Chairman of Fulton Bank since October 2006; previously Chairman and Chief Executive Officer of Fulton Bank from January 2006 to October 2006; President and Chief Operating Officer of Fulton Bank from 2003 to 2006; and Senior Executive Vice President the Lancaster, York and Chester Counties Division of Fulton Bank from 2001 to 2003.

(1) Craig H. Hill, age 52, Senior Executive Vice President of Fulton Financial Corporation - Human Resources since November 2005 and Executive Vice President/Director of Human Resources from 1992 to November 2005, is a Fulton Financial Corporation executive officer, but is not required to be included as a named executive officer in this proxy statement and thus is not included in compensation tables or other parts of this document.

Compensation Discussion and Analysis

Introduction and Overview.

Objectives. The primary objectives of the Fulton Financial Corporation executive compensation program are to:

- Provide a competitive level of executive compensation;

- Provide compensation that promotes Fulton Financial Corporation's fundamental business objectives and strategy;

- Provide executives with forms of compensation, including equity compensation, that align the interests of management with Fulton Financial Corporation's shareholders;

- Provide appropriate allocations between short-term and long-term compensation and equity and non-equity compensation; and

- Improve Fulton Financial Corporation's ability to attract and retain key executive talent as it continues to grow outside of its historical footprint into more competitive markets.

Committee Membership and Role. Each member of the Executive Compensation Committee ("Compensation Committee") qualifies as an independent director under the NASDAQ listing standards. The Compensation Committee is currently comprised of five independent directors, including a committee Chair and Vice Chair, all of whom are elected annually by Fulton Financial Corporation's Board of Directors. There are no interlocking relationships, as defined in the regulations of the Securities and Exchange Commission ("SEC"), involving members of the Compensation Committee. For a further discussion on director independence, see the "Information about Nominees, Continuing Directors and Independence Standards" section on page 5 of this proxy statement.

Pursuant to its charter, which is available on Fulton Financial Corporation's website at www.fult.com, the role of the Compensation Committee is to assist the Board of Directors of Fulton Financial Corporation in evaluating and setting salaries, bonuses and other compensation of Messrs. Smith, Ashby, Nugent, Shreiner and Wenger ("Senior Management" or the "Executives" and individually the "Executive"), to administer Fulton Financial Corporation's equity and other compensation plans (except those plans in which all employees may participate), and to take such other actions, within the scope of its charter, as the Compensation Committee deems necessary and appropriate.

The Compensation Committee has the power to appoint subcommittees, but no subcommittee has any final decision-making authority on behalf of the Compensation Committee or the Board. The Compensation Committee relies upon such performance data, statistical information and other data regarding executive compensation programs, including information provided by Fulton Financial Corporation's Human Resources Department, Fulton Financial Corporation's officers and outside advisors, as it deems appropriate. The Compensation Committee has unrestricted access to individual members of management and employees and may ask them to attend any committee meeting or to meet with any members of the Compensation Committee. The Compensation Committee has the power and discretion to retain, at Fulton Financial Corporation's expense, such independent counsel and other advisors and experts as it deems necessary or appropriate to carry out its duties.

Fulton Financial Corporation's compensation program is a continuing process throughout the year, and the Compensation Committee meets as often and at such times as the Chair or the Vice Chair (in the absence of the Chair) or a majority of the Committee determines. A special meeting of the Committee may be called by the Chair or the Vice Chair (in the absence of the Chair) or upon the request of any two Committee members to discuss compensation matters. Management plays a significant role in recommending agenda items for these meetings and by gathering and producing information for committee meetings. As requested, the Chief Executive Officer and other members of Senior Management participate in committee meetings to provide background information, compensation recommendations, performance evaluations and other items requested by the Chair or the other members of the Compensation Committee.

Compensation Philosophy. The overall compensation program is designed to enable Fulton Financial Corporation to achieve the compensation objectives listed above. For 2006, the Board of Directors determined the compensation for Senior Management of Fulton Financial Corporation after receiving recommendations from the Compensation Committee based upon external salary comparisons of certain peer institutions and individual performance. Fulton Financial Corporation's executive compensation program is based, to a significant degree, on peer information, because the Compensation Committee believes that Fulton Financial Corporation must offer competitive compensation in order to recruit and retain qualified executive officers. The Compensation Committee endorses the philosophy that executive compensation should reflect Fulton Financial Corporation's overall performance and the contribution of its Executives to that performance. The executive compensation program is designed to support Fulton Financial Corporation's core values and strategic objectives.

Use of Consultants. The Compensation Committee retained an external compensation consultant, the Hay Group, in 2005 and 2006 to review certain aspects of executive compensation and obtain recommendations for updates to Fulton Financial Corporation's compensation programs. This included a base salary review and assistance with the creation of a new performance based bonus plan. Compensation reviews like this one cover in detail only those individuals for whom compensation information is disclosed publicly. As a result, these studies typically include only the most highly compensated members of a company's senior management. The overall results of this information provided the starting point for the Compensation Committee analysis. Several of these recommendations were implemented in 2006, including new employment agreements with Senior Management and a variable bonus compensation plan ("Variable Compensation Bonus Plan") that are both described in more detail below.

Evaluation of Executives. In making recommendations to the Board of Directors regarding the appropriate levels of executive compensation for 2006, the Compensation Committee considered the individual performance factors established for each Executive under the Variable Compensation Bonus Plan. With regard to the compensation paid to the Executives other than the Chief Executive Officer, the Compensation Committee considered its own perceptions of the performance of each Executive, and reviewed information provided by the Chief Executive Officer as to each executive officer's level of individual performance, attainment of performance goals, contribution to the organization, and salary history during the past four years. With regard to the compensation paid to the Chief Executive Officer, the Compensation Committee considered his performance level, attainment of performance goals, results of management decisions made by the Chief Executive Officer, the earnings of Fulton Financial Corporation during the previous year and other factors. The Compensation Committee reviewed the amounts payable under each individual element of compensation as well as in the aggregate for each member of Senior Management and concluded that the individual elements of, and total aggregate, compensation paid to each Executive were appropriate.

Use of Peer Groups. The Compensation Committee has used peer groups of different bank holding companies over the last few years for purposes of making a comparative analysis of compensation of Fulton Financial Corporation and its peers and for other compensation program purposes. The peer group includes bank holding companies that are members of the peer group used by Fulton Financial Corporation for purposes of the Performance Graph included in the 2006 Annual Report (the "Performance Peer Group") and is also used to determine the annual option awards as discussed below. The Performance Peer Group includes bank holding companies that, at the time of selection in 2004, were comparable to Fulton Financial Corporation in terms of asset size, although they were not necessarily comparable in terms of financial performance.

For the evaluation of the base salaries of the Executives, the Hay Group developed a second, smaller peer group (the "Comparator Peer Group"), which consists of several of the members from the Performance Peer Group plus other financial service companies. The Comparator Peer Group members were selected because each had a median total asset size of approximately $15.5 billion, similar to Fulton Financial Corporation based on 2006 data, and were closer geographically or in other respects comparable to Fulton Financial Corporation. The Comparator Peer Group was used to determine competitive compensation for executives in organizations similar in size and scope to Fulton Financial Corporation. When a peer group member announces that it is being acquired, it is either deleted from the Performance Peer Group and Comparator Peer Group, or replaced, as appropriate. The current members of two peer groups are:

Peer Group Table*

Peer Group Member (Stock Symbol)	Performance	Comparator
Associated Bancorp (ASBC)	X	X
BancorpSouth, Inc. (BXS)	X	
Bank of Hawaii Corporation (BOH)	X	
BOK Financial Corporation (BOKF)	X	
Citizens Banking Corporation (CBCF)	X	
City National Corporation (CYN)	X	
The Colonial BancGroup, Inc. (CNB)	X	
Commerce Bancorp, Inc. (CBH)		X
Commerce Bancshares, Inc. (CBSH)	X	X
Compass Bancshares, Inc. (CBSS)		X
Cullen/Frost Bankers, Inc. (CFR)	X	
First Citizens BancShares, Inc. (FCNCA)	X	X
First Horizon National Bank (FHN)		X
First Midwest Bancorp, Inc. (FMBI)	X	
First Republic Bank (FRC)	X	
FirstMerit Corporation (FMER)	X	
Greater Bay Bancorp (GBBK)	X	
International Bancshares Corporation (IBOC)	X	
Mercantile Bankshares Corp. (MRBK)	X**	X
Northwest Bancorp, Inc. (NWSB)		X
Old National Bancorp (ONB)	X	
Sky Financial Group, Inc. (SKYF)	X**	X
The South Financial Group, Inc. (TSFG)	X	X
Susquehanna Bancshares, Inc. (SUSQ)	X	X
TCF Financial Corporation (TCB)	X	X
Trustmark Corporation (TRMK)	X	
UMB Financial Corporation (UMBF)	X	
United Bankshares, Inc. (UBSI)	X	X
Valley National Bancorp (VLY)	X	
Webster Financial Corp. (WBS)		X
Whitney Holding Corporation (WTNY)	X	
Wilmington Trust Corporation (WL)	X	X

*Members as of 12/31/2006.

** Were members of the 2006 Performance Peer Group, but deleted for 2007 because Mercantile was acquired by PNC and Sky Financial Group Inc. is in the process of being acquired by Huntington Bancshares.

Elements of Executive Compensation

The Fulton Financial Corporation compensation review process consists of establishing targeted overall compensation for each member of Senior Management and then allocating that compensation among base salary, incentive compensation and equity awards. The Compensation Committee determined the amount of each type of compensation for Senior Management by reviewing publicly available information regarding other companies for base salary; by assessing possible demand for the Executives by competitors and other companies; by evaluating the compensation appropriate to attract executives to Lancaster, Pennsylvania; by consulting with outside compensation consulting firms; and by consulting with the Chief Executive Officer with respect to the other Executives. After the Variable Compensation Bonus Plan was introduced, and based on the January 2007 review of base salaries, the Compensation Committee concluded that Fulton Financial Corporation's program was well balanced between cash, non-cash and incentive elements and that the base salaries of the Executives were generally appropriate. Under Fulton Financial Corporation's compensation structure, the mix of base salary, bonus and equity compensation varies depending upon the Executive's level. Fulton Financial Corporation does not have a policy with regard to the allocation between cash and non-cash compensation. In allocating compensation among these elements, Fulton Financial Corporation believes that the compensation of Senior Management, the level of management having the greatest ability to influence Fulton Financial Corporation's performance, should be predominately performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

Fulton Financial Corporation's executive compensation program currently provides a mix of base salary, bonus plans, equity based plans, profit sharing, health plans and other benefits as follows:

Base Salary. Base salary is a critical element of executive compensation because it provides Executives with a base level of monthly income. Fulton Financial Corporation wants to provide Senior Management with a level of assured cash compensation in the form of base salary appropriate for the person and position. In 2005 and 2006, the Compensation Committee retained the Hay Group for a review of the annual base pay of the Executives to insure a competitive market pay position. This review compared each Executive's level of compensation to similar executives in the Comparator Peer Group discussed above. The methodology utilized by the Hay Group also considered salary data from its financial services database. In December 2005, after an analysis and review by the Compensation Committee, the 2006 salaries for the Executives were set. The 2007 salaries for the Executives were reviewed and set in January 2007. The 2006 base salaries as of December 31, 2006, and the 2007 base salaries effective as of January 1, 2007, are noted below in the Summary Compensation Table on page 24.

Holiday Bonus. In 2006, as in prior years and as recommended by the Human Resources Committee, Fulton Financial Corporation's Board of Directors awarded a broad based holiday bonus to all employees. Some affiliate banks such as Resource Bank, The Columbia Bank and Somerset Valley Bank, were excluded in 2006 because employees of these affiliate banks received payments under certain bonus programs that existed prior to the acquisition of the affiliate banks and which Fulton Financial Corporation agreed to continue for a specified period after the merger. The holiday bonus consists of a two-week bonus payment paid during a pay period in December. New employees hired during 2006 who started before October 1st participated in the program on a pro rata basis. The Executives participated in this bonus plan in 2006, and the amounts paid to each are reflected in the bonus column of the Summary Compensation Table below. The Compensation Committee has decided to discontinue this practice for the Executives and other officers who participate in the Variable Compensation Bonus Plan. However, the Human Resources Committee will continue to review annually the payment for all other eligible officers and employees and approve a holiday bonus payment if appropriate.

Variable Compensation Bonus Plan. The Compensation Committee believes that annual performance-based bonuses are valuable in recognizing and rewarding individual achievement. On May 30, 2006, Fulton Financial Corporation's Board of Directors approved, with the recommendation of the Compensation Committee, a cash incentive compensation structure that rewards the Executives for achieving individual goals and a designated earnings per share threshold compared to Fulton Financial Corporation's

Performance Peer Group. This peer group was selected because it represents nationally a broad cross section of companies similar in size to Fulton Financial Corporation. Under the Variable Compensation Bonus Plan, if the earnings per share threshold is achieved, each Executive is eligible to receive a payout for fiscal year 2006 of at least a pre-set minimum, with the possibility of achieving a higher amount, up to a pre-set maximum. If the performance trigger is met, the threshold bonus for Mr. Smith is 25% of base salary, 50% of base salary for a target bonus and 100% of base salary for a maximum bonus. For the other members of Senior Management, the threshold bonus is 17.5% of base salary, 35% of base salary for a target bonus and 60% of each officer's base salary for a maximum bonus. However, the Executives 2006 base salary calculation includes the 2006 holiday bonus, which was discontinued after 2006 for the Executives. The final amount to be earned by each Executive is to be determined by Fulton Financial Corporation's performance compared to its Performance Peer Group in certain predetermined financial categories and the subjective determination of each Executive's performance in certain non-financial categories such as employee and customer satisfaction and community involvement. Based on the recommendation of the Compensation Committee, Senior Management has extended participation in this plan to certain other officers of Fulton Financial Corporation and its subsidiaries.

Options and Restricted Shares. The Compensation Committee believes equity-based compensation makes the Executives and other eligible officers "think like owners" and therefore aligns their interests with those of shareholders. Pursuant to the 2004 Stock Option and Compensation Plan (the "2004 Option Plan") approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton Financial Corporation is authorized to award incentive stock options, non-qualified stock options and restricted stock to key employees of Fulton Financial Corporation, its affiliate banks and its other subsidiaries. Stock options enable the recipients to purchase common stock at the fair market value of the common stock on the designated grant date. The total number of options available for grant in any calendar year is determined based on the performance of Fulton Financial Corporation, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group as outlined in section 5.04 of the 2004 Option Plan.

The individual awards of stock options made to the Executives and other eligible officers of Fulton Financial Corporation during 2006 were determined by the Board of Directors based on recommendations of the Compensation Committee and management. In making such recommendations, the Compensation Committee considered the total number of options to be granted and the profitability of Fulton Financial Corporation, as well as information provided by the Chief Executive Officer concerning the level of individual performance and contribution to the organization of each of the other Executives. The Compensation Committee did not establish specific target levels for individual performance or corporate profitability. The Compensation Committee believes, however, that awards of stock options and restricted stock are an appropriate means of compensating the Executives and other officers based on the performance of Fulton Financial Corporation because the combination has enabled Fulton Financial Corporation to retain key management people and recruit effectively for qualified outside candidates. In order to remain competitive, however, the Compensation Committee continues to monitor the compensation offered to the Executives.

Employee Stock Purchase Plan. The Employee Stock Purchase Plan is designed to advance the interests of Fulton Financial Corporation and its shareholders by encouraging Fulton Financial Corporation's employees and the employees of its affiliates to acquire a stake in the future of Fulton Financial Corporation by purchasing shares of the common stock of Fulton Financial Corporation. The Employee Stock Purchase Plan is proposed to be amended and restated to add an additional 1,500,000 shares to the plan. More detail concerning the Employee Stock Purchase Plan proposal is contained in the "Amendment of the Employee Stock Purchase Plan" section at page 36 of this proxy statement.

Profit Sharing Plan. Fulton Financial Corporation maintains a qualified defined contribution plan (the "Profit Sharing Plan") under which employer contributions are based on a formula providing for an amount not to exceed 15% of each eligible employee's annual salary (10% for employees hired subsequent to January 1, 1996). All the Executives participate in the Profit Sharing Plan. Prior to 2007, participants were 100% cliff vested in balances after five years of eligible service. Because of recent changes in laws and regulations, the Profit Sharing Plan was amended, effective January 2, 2007, to provide for vesting of all participants on a graded vesting schedule of 25% vested in balances after two years, 50% vested in balances after three years, 75% vested in balances after four years and 100% vested in balances after five years of eligible service. In addition, the Profit Sharing Plan includes a 401(k) feature, which allows employees to defer a portion of their pre-tax salary on an annual basis, with no employer match. Employee contributions under this feature are 100% vested. The Profit Sharing Plan covers substantially all eligible employees of Fulton Financial Corporation and its wholly owned subsidiaries, including the Executives, who are not covered under Fulton Financial Corporation's other defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service. The Profit Sharing Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Participants direct the investment of their contributions into various investment options offered by the Profit Sharing Plan, including Fulton Financial Corporation common stock.

Deferred Compensation Agreements. In July 2006, the Board of Directors of Fulton Financial Corporation approved changes to Fulton Financial Corporation's nonqualified deferred compensation plans prompted by new nonqualified deferred compensation rules under Internal Revenue Code Section 409A. Fulton Financial Corporation's nonqualified deferred compensation plans include (1) the Fulton Financial Corporation Deferred Compensation Plan, under which Directors and advisory board members can elect to defer receipt of fees and select management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a select group of senior managers, including Senior Management, for the purpose of crediting them with full contributions each year equal to the contributions they would have otherwise been eligible to receive under the Fulton Financial Corporation Profit Sharing Plan, except for Internal Revenue Code limits on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Effective January 1, 2006, the deferred compensation plan accounts of each participant were held and invested under the newly-established Fulton Financial Corporation Nonqualified Deferred Compensation Benefits Trust with Fulton Financial Advisors serving as the Trustee. The participants are permitted to direct individually the investment of the deferred amounts into various investment options in the Deferred Compensation Plan.

Defined Benefit Pension Plans. Fulton Financial Corporation and Fulton Bank do not have defined benefit pension plans, but plans have been acquired in different merger transactions (the "Affiliate Plan") by Fulton Financial Corporation. Contributions are determined actuarially and funded annually, and Affiliate Plan assets are invested in money markets, fixed income securities, including corporate bonds, U.S. Treasury securities and common trust funds, and equity securities, including common stocks and common stock mutual funds. The Affiliate Plan is closed to new participants, but existing participants continue to accrue benefits according to the terms of the Affiliate Plan. Employees covered under the Affiliate Plan are also eligible to participate in the Fulton Financial Affiliate 401(k) Savings Plan, which allows employees to defer a portion of their pre-tax salary on an annual basis. At its discretion, Fulton Financial Corporation may also make a matching contribution up to 3%. Participants are 100% vested in Fulton Financial Corporation's matching contributions after three years of eligible service. Mr. Ashby is the only Executive who has participated in the Affiliate Plan, but he no longer accrues benefits in the Pension Plan, and Mr. Ashby does not participate in the Fulton Financial Affiliate 401(k) Savings Plan.

Survivors' Benefit Life Insurance and Other Death Benefits. Officers of Fulton Financial Corporation and certain of its bank subsidiaries as of April 1, 1992, who had been employed by Fulton Financial Corporation for at least five years as of that date, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or 25 percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's 65th birthday with a minimum of ten annual payments. Messrs. Smith, Ashby, Shreiner and Wenger participate in this program. In addition, after an initial probationary period, most employees, but not the Executives, are automatically eligible to participate in a company paid group term life insurance and/or accidental death insurance program with a death benefit of twice salary while employed with Fulton Financial Corporation. The estates of the Executives would receive a similar twice salary payment from Fulton Financial Corporation pursuant to individual Death Benefit Agreements between Fulton Financial Corporation and each Executive, should the Executive die while actively employed by Fulton Financial Corporation. The benefit payable by Fulton Financial Corporation under the Death Benefit Agreements is such amount after the assessment of individual income taxes at all taxation levels to which the benefit is subject and twice the annual base salary of the Executive at the time of his death. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits. At a level equal to all employees, Fulton Financial Corporation offers a comprehensive benefits package for health, dental and vision insurance coverage to all full time employees, including the Executives, their spouses and children. Fulton Financial Corporation pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard coverage plans available.

Retiree Benefit Payments. Fulton Financial Corporation does not provide post retirement medical, dental and vision benefits to full time employees of Fulton Financial Corporation and its affiliates who were hired or acquired after December 31, 1997. Employees who were hired or acquired prior to January 1, 1998, and who retire on or after the attainment of age 55 with at least 10 years of full time service are eligible for post retirement benefits. Post retirement benefits include health insurance coverage plus life insurance benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of service after attainment of age 40. As a result of their length of service with Fulton Financial Corporation, the Executives are eligible to receive these post retirement benefits at an annual cost to the Executive similar to other employees with the same years of service.

Other Executive Benefits. Fulton Financial Corporation provides the Executives with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with the overall compensation program for the Chief Executive Officer and the other Executives. The 2006 amounts are included in the All Other Income column of the Summary Compensation Table on page 24 of this proxy statement. These benefits enable Fulton Financial Corporation to attract and retain talented senior executive employees for key positions, as well as provide Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton Financial Corporation. The Executives are provided with Fulton Financial Corporation owned automobiles, club memberships and other executive benefits consistent with their office and position. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton Financial Corporation pays the travel and other expenses associated with spousal travel for the Executive. These additional spousal travel items are included as part of the Executive's reported W-2 income and the Executive pays income taxes on the amounts.

Employment Agreements and Severance Agreements

Senior Management and other employees have built Fulton Financial Corporation into the successful enterprise that it is today, and the Compensation Committee believes that it is important to protect them in the event of a change in control. Further, Fulton Financial Corporation believes that the interests of shareholders will be best served if the interests of Senior Management are aligned with them, and providing change in control benefits should eliminate or mitigate any reluctance of Senior Management to pursue potential change in control transactions that may be in the best interests of shareholders. Fulton Financial Corporation believes that these potential change in control benefits are reasonable relative to the overall value of Fulton Financial Corporation.

Fulton Financial Corporation believes that companies should provide reasonable severance benefits to employees. These severance arrangements are intended to provide the Executives and other employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton

Financial Corporation. With respect to Senior Management, these severance benefits should reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time.

On May 30, 2006, Fulton Financial Corporation's Board of Directors approved, with the recommendation of the Compensation Committee and the Hay Group, a form of employment agreement to be used for Fulton Financial Corporation's current and future senior executive officers, including its Chief Executive Officer, President, Chief Financial Officer and Senior Executive Vice Presidents. The employment agreement may be given to other senior officers of Fulton Financial Corporation and its subsidiaries in the future. Fulton Financial Corporation previously had entered into severance agreements with the Executives. Under the terms of those prior severance agreements, certain severance benefits were payable in the event an Executive resigns or is discharged other than for cause following, and for reasons relating to, a change in control of Fulton Financial Corporation. Specifically, in the event of such a discharge or resignation, the Executive would have been entitled to receive from Fulton Financial Corporation for a specific period of time, benefits consisting of his then effective base salary, certain fringe benefits in lieu of coverage under employee benefit plans and a supplemental retirement benefit in lieu of his continuing participation in Fulton Financial Corporation's employee retirement plans.

Effective, June 1, 2006, all the Executives entered into new employment agreements ("Employment Agreements") with Fulton Financial Corporation that replaced the above severance agreements. The form of Employment Agreement was filed as an exhibit to Fulton Financial Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. The term of each Executive's Employment Agreement commenced when the agreement was executed and continues until terminated according to its terms. The individual agreement with each Executive does not have a term of years. The Executive receives a base salary, which is set annually, and is entitled to participate in Fulton Financial Corporation's bonus and incentive compensation programs as in effect from time to time. The Executive also is entitled to participate in Fulton Financial Corporation's retirement plans, welfare benefit plans and other benefit programs. In addition, Mr. Ashby's Employment Agreement incorporates a Deferred Compensation Agreement dated April 7, 1992, filed as an exhibit to Fulton Financial Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which provided Mr. Ashby an additional non-qualified retirement benefit while he was an employee of Lafayette Ambassador Bank from 1992 to 1998.

If an Executive voluntarily terminates his employment, other than for "Good Reason," as defined in the Employment Agreements, or retirement at age 65, the Executive is entitled to receive his base salary through the effective date of termination plus all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plan terms. If the Executive terminates his employment for "Good Reason" or is terminated without cause, as defined in the Employment Agreements, he is entitled to receive his base salary and, in the sole discretion of Fulton Financial Corporation, he also may receive an additional cash bonus, for a specified period of time. For Messrs. Smith, Nugent and Ashby, that period is two years. For the other Executives, that period is one year. The Executive also would continue to participate in employee benefit plans for which they are eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, he will be compensated on an annual basis for such plan at Fulton Financial Corporation's cost plus a gross up for any taxes applicable thereto.

The Employment Agreements also provide that, following an Executive's total disability or death during the term, the Executive's employment will terminate, and Fulton Financial Corporation will pay the Executive all amounts accrued under the agreement as of the date of such termination. In the event of the Executive's disability, Fulton Financial Corporation must pay the Executive at least six months' base salary. Thereafter, for as long as the Executive continues to be disabled, Fulton Financial Corporation will continue to pay the Executive at least 60% of the base salary until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age 65. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton Financial

Corporation to disabled former employees, which benefits shall include, but shall not be limited to, life, medical, health, accident insurance and a survivor's income benefit.

The Employment Agreements with Messrs. Shreiner and Wenger contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year. Messrs. Smith, Nugent and Ashby in their Employment Agreements have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years. The non-competition and non-solicitation covenants will not apply if the Executive leaves for "Good Reason" or if his employment is terminated without cause.

If, during the ninety day period before a "Change in Control," as defined in the Employment Agreements, and ending two years after such Change in Control, the Executive is terminated by Fulton Financial Corporation without cause or the Executive resigns for good reason, Fulton Financial Corporation will pay the Executive a multiple of the sum of his base salary immediately before the Change in Control and the highest annual cash bonus or other incentive compensation awarded over the prior three years. The multiple is three for Messrs. Smith, Nugent and Ashby. The multiple is two for the other Executives. Fulton Financial Corporation will also pay that portion, if any, of Fulton Financial Corporation's contribution to the Executive's 401(k), profit sharing, deferred compensation or other similar individual account plan which is not vested as of the date of termination of the Executive's employment, plus a gross up for any taxes applicable thereto. The Executive would continue to be eligible to receive all employee benefits that the Executive was receiving immediately before such termination for a number of years equal to the multiple applicable to such Executive following termination. Fulton Financial Corporation will pay the Executive that same number of additional years of retirement plan contributions under each tax qualified or nonqualified defined contribution type of retirement plan in which the Executive was a participant immediately prior to the Executive's termination or resignation and equal to the actuarial present value of such years of benefit accruals.

The Employment Agreements provide that, in the event any payment or distribution by Fulton Financial Corporation to or for the benefit of an Executive would be subject to excise tax as a "golden parachute," the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount shall be made by an accounting firm, and Fulton Financial Corporation is responsible for the accounting firm's fees and expenses.

Post Termination Benefits

The following tables and narratives set forth the potential post termination benefits payable to the Executives, in a lump sum or over a period of time, upon certain termination events assuming that the Executive's employment was terminated as of December 31, 2006. The Compensation Committee may in the future, and at its discretion, revise, increase or decrease certain benefits to the Executives listed below if it deems advisable.

Termination For Cause. If an Executive's employment is terminated for "Cause" as defined in the Employment Agreements, Fulton Financial Corporation shall not thereafter be obligated to make any further payments hereunder other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination.

Termination Without Cause or for Good Reason - Before a Change in Control. If an Executive terminates his employment for "Good Reason" as defined in the Employment Agreements, or his employment is terminated by Fulton Financial Corporation "Without Cause" as defined in the Employment Agreements, he would be entitled to receive his base salary and, in the sole discretion of Fulton Financial Corporation, an additional cash bonus, for a specified period of time. For Messrs. Smith, Nugent and Ashby, that period is two years. For the other Executives, that period is one year. The Employment Agreements also provide for other post termination benefits such as medical, dental and vision benefits. Assuming that each Executive's employment was terminated Without Cause or for Good Reason as of December 31, 2006, and assuming that Fulton Financial Corporation did not award a bonus, each would have received the following post termination benefits:

Name	Salary Lump Sum ($)	Health Benefits Estimate ($)	Total ($)
R. Scott Smith, Jr.	1,469,892	24,000	1,493,892
Charles J. Nugent	921,364	24,000	945,364
Richard J. Ashby, Jr.	780,000	24,000	804,000
James E. Shreiner	280,777	12,000	292,777
E. Philip Wenger	309,056	12,000	321,056

Voluntary Termination. In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason" as defined in the Employment Agreements, Fulton Financial Corporation is only obligated to pay the Executive's base salary through the effective date of Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required.

Retirement. In the event an Executive terminates his employment due to retirement upon attaining age 65, Fulton Financial Corporation is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Assuming that each Executive attained the age of 65 and retired December 31, 2006, each would have received a lump sum payment of $25 for each year of service, a payment made to all retiring employees, plus each would have received retiree health benefits at an annual estimated cost to Fulton Financial Corporation of approximately $3,100.

Disability. Following an Executive's "Total Disability" as defined in the Employment Agreements, the employment of the Executive will terminate automatically, in which event Fulton Financial Corporation is not thereafter obligated to make any further payments thereunder other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the disability. Thereafter, for as long as Executive continues to be disabled, Fulton Financial Corporation shall continue to pay an amount equal to at least 60% of the base salary in effect immediately prior to the date of the Total Disability until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age 65. Following a disability, Fulton Financial Corporation is only required to provide health benefits for 18 months. Assuming that each Executive was disabled as of December 31, 2006, and the Total Disability lasted 18 months, each would have received the following disability benefits:

Name	Salary First Six Months ($)	Total Annual Disability Payments Until 65 ($)	Estimated Health Benefits for 18 Months ($)	Total ($)
R. Scott Smith, Jr.	367,473	440,968	18,000	826,441
Charles J. Nugent	230,341	276,409	18,000	524,750
Richard J. Ashby, Jr.	195,000	234,000	18,000	447,000
James E. Shreiner	140,389	168,467	18,000	326,856
E. Philip Wenger	154,528	185,434	18,000	357,962

Death. In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, will receive such survivor's income and other benefits as they may be entitled under the terms of Fulton Financial Corporation's benefit programs, which includes the $25,000 Survivors Benefit Life Insurance and the twice base salary amount plus tax under the Death Benefit Agreement described above. Assuming that each Executive died as of December 31, 2006, each of their estates or beneficiaries would have received the following death benefits:

Name	Survivors Benefit Life Insurance ($)	Death Benefit Agreement Payment ($)	Estimated Death Benefit Tax Gross Up ($)	Total ($)
R. Scott Smith, Jr.	25,000	1,469,892	1,001,345	2,496,237
Charles J. Nugent	25,000	921,364	627,667	1,574,031
Richard J. Ashby, Jr.	25,000	780,000	531,365	1,336,365
James E. Shreiner	25,000	561,554	382,551	969,105
E. Philip Wenger	25,000	618,112	421,081	1,064,193

Upon or After a Change in Control - Termination Without Cause or for Good Reason. If, during the ninety day period before a "Change in Control" as defined in the Employment Agreements and ending two years after such Change in Control, the Executive is terminated by Fulton Financial Corporation without cause or the Executive resigns for good reason, Fulton Financial Corporation will pay the Executive a multiple of the sum of his base salary immediately before the Change in Control and the highest annual cash bonus or other incentive compensation awarded over the prior three years. The multiple is three for Messrs. Smith, Nugent and Ashby. The multiple is two for the other Executives. The Employment Agreements provide for certain other post termination benefits such as up to $10,000 for outplacement services, which are included in the table below. Assuming that, as of December 31, 2006, each Executive was terminated upon or after a Change in Control without cause or for good reason, each would have received the following post termination benefits:

Name	Salary Lump Sum ($)	Cash Bonus Lump Sum ($)	Lump Sum of Future Qualified and Non-qualified Plans ($)	Tax Gross Up ($)	Health Benefits Estimate ($)	Clubs, Cars & Other Benefits Estimate ($)	Value of Option Vesting ($)	Total ($)
R. Scott Smith, Jr.	2,204,838	1,229,622	289,275	1,531,506	36,000	58,000	16,268	5,365,509
Charles J. Nugent	1,382,046	555,474	181,324	865,250	36,000	58,000	12,732	3,090,826
Richard J. Ashby, Jr.	1,170,000	470,250	153,504	727,972	36,000	58,000	12,732	2,628,458
James E. Shreiner	561,554	225,702	76,147	337,066	24,000	42,000	8,488	1,274,957
E. Philip Wenger	618,112	248,434	83,816	379,761	24,000	42,000	8,488	1,404,611

Determination of Amounts and Formula for Each Element of Compensation

Executive total compensation is based on the job complexity and scope of the individual positions. As discussed above, base salary ranges have been set based upon a market analysis of similar positions in peer companies and in consultation with an outside compensation consultant. The formula for Mr. Smith's Variable Compensation Bonus Plan is based on a "scorecard" of four unequally weighted critical performance factors. After an annual self-assessment by Mr. Smith, his overall performance was reviewed and ranked by the Compensation Committee according to the following four categories: (i) below expectations; (ii) making progress; (iii) what is expected; and (iv) excellent results. The four critical performance factors for Mr. Smith for 2006 were:

Financial Performance and Business Model - takes into account Fulton Financial Corporation's earnings growth compared to the Performance Peer Group, its five-year total shareholder return and its organic growth. The Financial Performance and Business Model factor carried a 50% weight.

Risk Management - involves an assessment of net charge offs to average loans, investment portfolio performance, and regulatory compliance. The Risk Management factor carried a 20% weight.

Customer Centricity - includes evaluation of a customer service measurement and Fulton Partners' fee income. The Customer Centricity factor carried a 15% weight.

Corporate Culture - consists of an evaluation of management succession, corporate diversity, corporate reward strategy, employee morale/strategic people initiatives and community involvement. The Corporate Culture factor carried a 15% weight.

Mr. Smith's payout under this non-equity incentive plan was based upon a percentage of his 2006 annual salary of $763,213. For 2006 the Executives base salary calculation includes the 2006 holiday bonus, which was discontinued after 2006 for the Executives. The bonus plan is designed so that no bonus is paid unless Fulton Financial Corporation achieves a threshold performance metric as compared to the Performance Peer Group and Mr. Smith meets certain threshold requirements of his scorecard. Mr. Smith's 2006 bonus plan was designed to pay 25% of base salary if threshold minimum requirements were met, 50% if target and expected items were attained, and 100% (the maximum payout) for exceptional performance.

The other Executives had similar scorecards for their 2006 Variable Compensation Bonus Plans with four unequally weighted critical performance factors, except that their scorecards included items related to their positions. After an annual self-assessment by each other Executive, overall performance was reviewed and ranked by the Chief Executive Officer, then reported to the Compensation Committee. After reviewing and discussing the proposed payouts recommended by the Chief Executive Officer, the Compensation Committee decided the amount of the bonus for each Executive. The threshold minimum, target and maximum 2006 payouts for each of the Executives are provided in the Grants of Plan Based Awards Table.

On March 19, 2007, the Compensation Committee of the Board of Directors of Fulton Financial Corporation confirmed that Fulton Financial Corporation had achieved the designated earnings per share threshold compared to the Performance Peer Group set for the Variable Compensation Bonus Plan approved in 2006. The Compensation Committee then reviewed the 2006 scorecard for the Chief Executive Officer and his individual critical performance factors pursuant to the Variable Compensation Bonus Plan. The Compensation Committee also discussed the Chief Executive Officer's recommendations with regard to the other Executives, and asked the Chief Executive Officer about the individual performance of each other Executive in general and under his individual 2006 scorecard. Based on the Compensation Committee's review of the Executives' 2006 performance, and taking into consideration the Chief Executive Officer's recommendations to the Compensation Committee with regard to the other Executives, the Compensation Committee approved the Variable Bonus Compensation Plan cash incentive compensation at the "target" level amounts previously set for each of the Executives.

On March 20, 2007, the Compensation Committee reported to the Board of Directors their decision regarding the 2006 Variable Compensation Bonus Plan cash incentive compensation to the Executives. The independent directors of the Board of Directors approved the recommendations of the Compensation Committee and the 2006 Variable Compensation Bonus Plan award payments to each of the Executives are as listed in the Summary Compensation Table on page 24.

Other Elements and Conclusion

162(m) and Tax Consequences. Although Fulton Financial Corporation takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Fulton Financial Corporation of any compensation over $1 million per year paid to certain members of Senior Management unless certain criteria are satisfied.

Discussion of option grant timing. Fulton Financial Corporation does not have a formal policy on option granting or required grant dates. However, the Compensation Committee and Board of Directors historically have met in June of each year to consider and award options to the Executives and other officers.

Fulton Financial Corporation does not back date options or grant them retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Option Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Option Plan, option prices are determined based on the average of the high and low trading price on the grant date. Historically, Fulton Financial Corporation has granted options on or about July 1, and not on the date of the June meeting when action is taken by the Compensation Committee and Board of Directors to grant each award.

Stock Ownership Guidelines. Fulton Financial Corporation believes that broad based stock ownership by directors, officers and employees is an effective method to align the interests of its shareholders with the interests of its directors, officers and employees. However, Fulton Financial Corporation does not have a formal share ownership requirement defined for directors, or any group of officers or employees, at the present time.

Conclusion. The Compensation Committee believes that the amount and types of compensation provided to the Executives are appropriate, competitive and suitable to facilitate Fulton Financial Corporation's short and long-term objectives. The compensation programs approved and implemented by the Compensation Committee were designed to provide an incentive to the Executives on both a short-term and long-term basis so they are motivated to perform at a level necessary to achieve these objectives. As needed, these programs have been tailored to Fulton Financial Corporation's market, the individual Executives, their position and their performance so that the various elements of compensation combine to align the interests of our shareholders and those of the Executives in order to maximize shareholder value.

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SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards ($)	Option Awards [3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation [6] ($)	Total ($)
R. Scott Smith, Jr. Chairman, President and Chief Executive Officer of Fulton Financial Corporation	2006	734,946	28,267	0	70,713	381,607	2,769	142,667[7]	1,360,969
Charles J. Nugent Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation	2006	460,682	17,718	0	59,396	167,440	9,418	97,645[8]	812,299
Richard J. Ashby, Jr. Senior Executive Vice President of Fulton Financial Corporation; Chairman and Chief Executive Officer of Fulton Financial Advisors, N.A.	2006	390,000	15,000	0	52,059	141,750	0	96,225[9]	695,034
James E. Shreiner Senior Executive Vice President of Fulton Financial Corporation - Administrative Services	2006	280,777	10,799	0	42,043	102,052	1,193	53,863[10]	490,727
E. Philip Wenger Senior Executive Vice President of Fulton Financial Corporation – Community Banking; Chairman of Fulton Bank	2006	309,056	11,887	0	42,043	112,330	0	79,629[11]	554,945

[1] Represents the 2006 annual salary for each of the executive officers named in this table. On January 16, 2007, Fulton Financial Corporation set the 2007 base salaries, effective as of January 1, 2007, for Messrs. Smith, Nugent, Ashby, Shreiner and Wenger to $763,213, $478,400, $405,000, $306,000 and $350,000, respectively.

[2] Represents a two-week holiday bonus paid in 2006 to the named executives and other Fulton Financial Corporation employees.

[3] Amount listed represents the compensation expense and financial reporting value of 2005 and 2006 grants recognized in 2006 for the named executive officer. There can be no assurance that these values will ever be realized by the Executives in the future, or that the options will ever be exercised.

[4] Amounts listed below are Non-Equity Incentive Plan Compensation cash payments approved by the Executive Compensation Committee on March 19, 2007 for 2006 performance pursuant to Fulton Financial Corporation's Variable Compensation Bonus Plan.

[5] Amounts listed for Messrs. Smith, Nugent and Shreiner represent above market earnings on their individual non-qualified deferred compensation accounts. Their individual account rate of return, for the investments selected by Messrs, Smith, Nugent and Shreiner, was in excess of 120% of the December 2006 long-term Applicable Federal Rate of 5.89%.

[6] The methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton Financial Corporation an estimate of the incremental cost was used. Amounts for vehicles include the cost of related items attributed to the company provided vehicle.

[7] Includes $33,000 Qualified Profit Sharing Plan Contribution, $77,242 Non-Qualified Profit Sharing Plan Contribution, $15,275 for club memberships, and $17,150 for use of company provided automobiles and spousal travel for Mr. Smith during 2006.

[8] Includes $33,000 Qualified Profit Sharing Plan Contribution, $36,102 Non- Qualified Profit Sharing Plan Contribution, $10,623 for club memberships, and $17,920 for use of company provided automobiles and spousal travel for Mr. Nugent during 2006.

[9] Includes $33,000 Qualified Profit Sharing Plan Contribution, $25,500 Non-Qualified Profit Sharing Plan Contribution, $20,950 for club memberships, and $16,775 for use of company provided automobiles and spousal travel for Mr. Ashby during 2006.

[10] Includes $33,000 Qualified Profit Sharing Plan Contribution, $9,117 Non-Qualified Profit Sharing Plan Contribution, $7,649 for club memberships, and $4,097 for use of company provided automobiles and spousal travel for Mr. Shreiner during 2006.

[11] Includes $33,000 Qualified Profit Sharing Plan Contribution, $13,358 Non-Qualified Profit Sharing Plan Contribution, $18,834 for club memberships, and $14,437 for use of company provided automobiles and spousal travel for Mr. Wenger during 2006.

GRANTS OF PLAN BASED AWARDS

Name	Grant Date[1]	Approval Date[2]	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards[3]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards[4]	Closing Price on Grant Date[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Thresh-old	Target	Maxi-mum	Thresh-old	Target	Maxi-mum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	7/1/2006	6/21/06	-	-	-	-	-	-	-	46,000	15.89	15.92	109,802
R. Scott Smith, Jr.	-	5/30/06	190,803	381,607	763,213	-	-	-	-	-	-	-	-
Charles J. Nugent	7/1/2006	6/21/06	-	-	-	-	-	-	-	36,000	15.89	15.92	85,932
Charles J. Nugent	-	5/30/06	83,720	167,440	287,040	-	-	-	-	-	-	-	-
Richard J. Ashby, Jr.	7/1/2006	6/21/06	-	-	-	-	-	-	-	36,000	15.89	15.92	85,932
Richard J. Ashby, Jr.	-	5/30/06	70,875	141,750	243,000	-	-	-	-	-	-	-	-
James E. Shreiner	7/1/2006	6/21/06	-	-	-	-	-	-	-	24,000	15.89	15.92	57,288
James E. Shreiner	-	5/30/06	51,026	102,052	174,946	-	-	-	-	-	-	-	-
E. Philip Wenger	7/1/2006	6/21/06	-	-	-	-	-	-	-	24,000	15.89	15.92	57,288
E. Philip Wenger	-	5/30/06	56,165	112,330	192,566	-	-	-	-	-	-	-	-

[1] Pursuant to the terms of the 2004 Stock Option and Compensation Plan, since the July 1, 2006 Grant Date was not a NASDAQ trading day, the fair market value was determined based on the average of the highest and lowest trading price of Fulton Financial Corporation stock on the next preceding trading day, which was Friday, June 30, 2006.

[2] As consistent with past option award practice, Fulton Financial Corporation approved the 2006 options at the June Compensation Committee and Board meetings both held on June 21, 2006, with a future Grant Date of July 1, 2006. The low trading, high trading, closing, and average of high/low trading prices of Fulton Financial Corporation stock on June 21, 2006 were $15.55, $15.79, $15.71 and $15.67, respectively.

[3] Represents the possible range of payout awards to the named executives under the 2006 Variable Compensation Bonus Plan.

[4] Determined pursuant to the terms of the 2004 Stock Option and Compensation Plan as the average of the highest and lowest trading price of Fulton Financial Corporation stock on the Grant Date. The June 30, 2006 high trading and low trading prices were $16.00 and $15.78, respectively.

[5] Closing price of Fulton Financial Corporation stock on June 30, 2006, the next preceding day before the July 1, 2006 Grant Date, was $15.92.

[6] FAS 123R Fair Value. There can be no assurance that the Executive will ever exercise the options or realize the amounts in the future.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards[1]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)		(#)	($)	(#)	($)
R. Scott Smith, Jr.	24,936	0	0	9.90	6/30/2007	0	0	0	0
R. Scott Smith, Jr.	36,172	0	0	11.32	6/30/2008	0	0	0	0
R. Scott Smith, Jr.	32,907	0	0	10.45	6/30/2009	0	0	0	0
R. Scott Smith, Jr.	30,580	0	0	10.38	6/30/2010	0	0	0	0
R. Scott Smith, Jr.	41,603	0	0	11.32	6/30/2011	0	0	0	0
R. Scott Smith, Jr.	41,530	0	0	13.35	6/30/2012	0	0	0	0
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	0	0	0	0
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	0	0	0	0
R. Scott Smith, Jr.	0	65,625	0	17.12	6/30/2015	0	0	0	0
R. Scott Smith, Jr.	0	46,000	0	15.89	6/30/2016	0	0	0	0
Charles J. Nugent	23,291	0	0	9.90	6/30/2007	0	0	0	0
Charles J. Nugent	33,758	0	0	11.32	6/30/2008	0	0	0	0
Charles J. Nugent	30,911	0	0	10.45	6/30/2009	0	0	0	0
Charles J. Nugent	28,679	0	0	10.38	6/30/2010	0	0	0	0
Charles J. Nugent	35,815	0	0	11.32	6/30/2011	0	0	0	0
Charles J. Nugent	35,742	0	0	13.35	6/30/2012	0	0	0	0
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	0	0	0	0
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	0	0	0	0
Charles J. Nugent	0	56,437	0	17.12	6/30/2015	0	0	0	0
Charles J. Nugent	0	36,000	0	15.89	6/30/2016	0	0	0	0
Richard J. Ashby, Jr.	19,177	0	0	9.90	6/30/2007	0	0	0	0
Richard J. Ashby, Jr.	27,838	0	0	11.32	6/30/2008	0	0	0	0
Richard J. Ashby, Jr.	25,927	0	0	10.45	6/30/2009	0	0	0	0
Richard J. Ashby, Jr.	23,930	0	0	10.38	6/30/2010	0	0	0	0
Richard J. Ashby, Jr.	29,848	0	0	11.32	6/30/2011	0	0	0	0
Richard J. Ashby, Jr.	29,738	0	0	13.35	6/30/2012	0	0	0	0
Richard J. Ashby, Jr.	30,319	0	0	14.44	6/30/2013	0	0	0	0
Richard J. Ashby, Jr.	52,501	0	0	15.38	6/30/2014	0	0	0	0
Richard J. Ashby, Jr.	0	47,250	0	17.12	6/30/2015	0	0	0	0

Richard J. Ashby, Jr.	0	36,000	0	15.89	6/30/2016	0	0	0	0
James E. Shreiner	14,791	0	0	9.90	6/30/2007	0	0	0	0
James E. Shreiner	21,479	0	0	11.32	6/30/2008	0	0	0	0
James E. Shreiner	17,949	0	0	10.45	6/30/2009	0	0	0	0
James E. Shreiner	16,333	0	0	10.38	6/30/2010	0	0	0	0
James E. Shreiner	20,260	0	0	11.32	6/30/2011	0	0	0	0
James E. Shreiner	21,706	0	0	13.35	6/30/2012	0	0	0	0
James E. Shreiner	20,673	0	0	14.44	6/30/2013	0	0	0	0
James E. Shreiner	45,939	0	0	15.38	6/30/2014	0	0	0	0
James E. Shreiner	0	40,687	0	17.12	6/30/2015	0	0	0	0
James E. Shreiner	0	24,000	0	15.89	6/30/2016	0	0	0	0
E. Philip Wenger	9,591	0	0	9.90	6/30/2007	0	0	0	0
E. Philip Wenger	13,808	0	0	11.32	6/30/2008	0	0	0	0
E. Philip Wenger	12,962	0	0	10.45	6/30/2009	0	0	0	0
E. Philip Wenger	13,295	0	0	10.38	6/30/2010	0	0	0	0
E. Philip Wenger	18,090	0	0	11.32	6/30/2011	0	0	0	0
E. Philip Wenger	19,898	0	0	13.35	6/30/2012	0	0	0	0
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	0	0	0	0
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	0	0	0	0
E. Philip Wenger	0	40,687	0	17.12	6/30/2015	0	0	0	0
E. Philip Wenger	0	24,000	0	15.89	6/30/2016	0	0	0	0

[1] The number of securities underlying the options and the option exercise price have been adjusted for stock dividends and stock splits that have occurred since the date of grant.

[2] There are no outstanding stock awards to the named executive officers.

[3] Options with an expiration date of June 30, 2015 will vest July 1, 2008 and options with an expiration date of June 30, 2016 will vest July 1, 2009.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. Scott Smith, Jr.	10,500	108,200[3]	0	0
R. Scott Smith, Jr.	7,000	72,270[4]	0	0
R. Scott Smith, Jr.	7,350	76,132[5]	0	0
Charles J. Nugent	22,366	235,270[6]	0	0
Richard J. Ashby, Jr.	3,301	35,339[7]	0	0
Richard J. Ashby, Jr.	15,748	167,078[8]	0	0
James E. Shreiner	14,909	145,139[9]	0	0
E. Philip Wenger	8,280	88,087[10]	0	0

[1] The number of securities underlying the options and the option exercise price have been adjusted for stock dividends and stock splits that have occurred since the date of grant.

[2] The named executive officers in this table did not have any stock awards which vested in 2006.

[3] Options exercised on February 10, 2006.

[4] Options exercised on February 13, 2006.

[5] Options exercised on February 14, 2006.

[6] Options exercised on February 15, 2006.

[7] Options exercised on January 27, 2006.

[8] Options exercised on January 31, 2006.

[9] Options exercised on June 2, 2006.

[10] Options exercised on January 30, 2006.

PENSION BENEFITS

Name[1]	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	0	0	0	0
Charles J. Nugent	0	0	0	0
Richard J. Ashby, Jr.	Fulton Financial Affiliate's Defined Benefit Pension Plan	7	211,390	0[2]
James E. Shreiner	0	0	0	0
E. Philip Wenger	0	0	0	0

1 Except for Mr. Ashby, none of the named executive officers currently participates in or has account balances in any qualified or non-qualified defined benefit plans sponsored by Fulton Financial Corporation.

2 Prior to 1992, Mr. Ashby was a Fulton Financial Corporation employee when he accepted a position with Lafayette Ambassador Bank, a Fulton Financial Corporation affiliate bank. After seven years of service as an employee of Lafayette Ambassador Bank, his participation in this plan ended in 1998 when Mr. Ashby accepted a new position at Fulton Financial Corporation and started participation in the Fulton Financial Corporation Profit Sharing Plan.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
R. Scott Smith, Jr.	0	77,242	24,357	0	468,121
Charles J. Nugent	0	36,102	21,704	0	266,396
Richard J. Ashby, Jr.	30,000	25,500	6,959	0	429,535[1]
James E. Shreiner	0	9,117	2,755	0	38,379
E. Philip Wenger	0	13,358	649	0	28,107

1 Amount listed does not include approximately $99,000 potentially available as of December 31, 2006 under Mr. Ashby's April 7, 1992 Deferred Compensation Agreement described on page 18.

DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[2] ($)	Total ($)
Jeffrey G. Albertson	31,000	0	0	0	0	9,250[3]	40,250
Donald M. Bowman Jr.	38,500	0	0	0	0	7,500[4]	46,000
Craig A. Dally	32,000	0	0	0	0	8,800[5]	40,800
Clark S. Frame[6]	27,333	0	0	0	0	16,200[7]	43,533
Patrick J. Freer	37,000	0	0	0	0	8,500[8]	45,500
Rufus A. Fulton Jr.	31,000	0	0[9]	0	0	48,708[10]	79,708
Eugene H. Gardner[11]	24,893	0	0	0	0	3,333[12]	28,226
George W. Hodges	54,250	0	0[13]	0	0	0	54,250
Clyde W. Horst[14]	15,667	0	0	0	0	0	15,667
Carolyn R. Holleran	32,000	0	0	0	0	6,000[15]	38,000
Thomas W. Hunt[16]	36,000	0	0[17]	0	0	47,500[18]	83,500
Willem Kooyker	36,000	0	0	0	0	12,150[19]	48,150
Donald W. Lesher Jr.	37,500	0	0	0	0	8,500[20]	46,000
Joseph J. Mowad, MD[21]	11,333	0	0	0	0	2,000[22]	13,333
Abraham S. Opatut	29,000	0	0[23]	0	0	153,600[24]	182,600
Mary Ann Russell[25]	13,333	0	0	0	0	0	13,333
John O. Shirk	31,000	0	0	0	0	10,667[26]	41,667
Gary A. Stewart	31,000	0	0	0	0	2,350[27]	33,350

[1] Directors listed represent all the non-management directors of Fulton Financial Corporation during 2006. Excluded are Mr. Smith, who was compensated as an officer of Fulton Financial Corporation, and Mr. Bond, who was compensated as Chairman and Chief Executive Officer of The Columbia Bank. Mr. Bond retired as an officer at the end of 2006. In 2007, Mr. Bond will be compensated as a non-management director. In 2006, neither Mr. Smith nor Mr. Bond received any additional compensation for their service as directors of Fulton Financial Corporation.

[2] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton Financial Corporation's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton Financial Corporation, an estimate of the incremental cost was used.

[3] Represents the annual retainer fee Mr. Albertson received for service on the Board of Directors of The Bank.

[4] Represents the annual retainer fee Mr. Bowman received for service on the Board of Directors of Hagerstown Trust Company.

[5] Represents the annual retainer fee Mr. Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[6] Mr. Frame resigned as a member of the Fulton Financial Corporation Board of Directors effective 12/18/2006. Retainer fees for the director were pro rated based on the date board service ended.

[7] Represents fees Mr. Frame received for service on the Board of Directors of Premier Bank, which includes a $5,000 retainer and $400 for each board and committee meeting attended.

[8] Represents the annual retainer fee Mr. Freer received for service on the Board of Directors of Lebanon Valley Farmers Bank.

[9] Fulton Financial Corporation directors did not receive options as part of their 2006 compensation, however, as of December 31, 2006, Mr. Fulton had 184,851 exercisable options that were awarded to him prior to his retirement as an officer of Fulton Financial Corporation.

[10] Includes $16,080 for club fees, $28,270 for the gift of a vehicle used by Mr. Fulton while he was an officer and $4,358 for company provided cell phone, office and parking expense in 2006.

[11] At Fulton Financial Corporation's 2006 Annual Meeting on May 2, 2006, Mr. Gardner retired in accordance with the Fulton Financial Corporation's policy and bylaws establishing a mandatory retirement age of 70 years for directors. Fees for the director were pro rated based on the date board service ended.

[12] Represents pro rated retainer fee Mr. Gardner received for service on the Board of Directors of Fulton Bank.

[13] Fulton Financial Corporation directors did not receive options as part of their 2006 compensation, however, as of December 31, 2006, Mr. Hodges had 8,103 exercisable options that previously were awarded to him by Drovers Bancshares Corporation which was acquired by Fulton Financial Corporation in July 2001.

[14] Mr. Horst resigned as a member of the Fulton Financial Corporation Board of Directors effective July 21, 2006. Fees for the director were pro rated based on the date board service ended.

[15] Represents the annual retainer fee Mrs. Holleran received for service on the Advisory Board of the Fulton Bank Great Valley Division.

[16] Mr. Hunt has decided to not stand for reelection as a director. Therefore, his term as a director and a member of the Audit and Nominating Committees of Fulton Financial Corporation will end on May 7, 2007 at the Annual Meeting.

[17] Fulton Financial Corporation directors did not receive options as part of their 2006 compensation, however, as of December 31, 2006, Mr. Hunt had 49,422 exercisable options that previously were awarded to him by Resource Bankshares Corporation which was acquired by Fulton Financial Corporation in April 2004.

[18] Represents fees Mr. Hunt received for service on the Board of Directors of Resource Bank, which includes a $17,000 retainer, $1,000 for each Board meeting attended and $500 for each committee meeting attended.

[19] Represents fees Mr. Kooyker received for service on the Board of Directors of Somerset Valley Bank, which includes a $5,000 retainer $650 for each Board meeting attended and $200 for each committee meeting attended.

[20] Represents the annual retainer fee Mr. Lesher received for service on the Board of Directors of Lebanon Valley Farmers Bank.

[21] At Fulton Financial Corporation's 2006 Annual Meeting on May 2, 2006, Dr. Mowad retired in accordance with Fulton Financial Corporation's policy and bylaws establishing a mandatory retirement age of 70 years for directors. Retainer fees for the director were pro rated based on the date board service ended.

[22] Represents the pro rated retainer fee Dr. Mowad received for service on the Board of Directors of FNB Bank, NA.

[23] Fulton Financial Corporation directors did not receive options as part of their 2006 compensation, however, as of December 31, 2006, Mr. Opatut had 102,387 exercisable options that previously were awarded to him as a director of First Washington Financial Corp. which was acquired by Fulton Financial Corporation in December 2004. These options were exercised on March 1, 2007.

[24] Represents fees Mr. Opatut received for service as Chairman of the Board of Directors of First Washington State Bank, which includes a $138,000 retainer and $650 for each meeting attended.

[25] At Fulton Financial Corporation's 2006 Annual Meeting on May 2, 2006, Mrs. Russell retired in accordance with Fulton Financial Corporation's policy and bylaws establishing a mandatory retirement age of 70 years for directors. Retainer fees for the director were pro rated based on the date board service ended.

[26] Represents the annual retainer fee Mr. Shirk received for service on the Board of Directors of Fulton Bank.

[27] Represents the annual retainer fee Mr. Stewart received for service on the Advisory Board of the Fulton Bank York Division.

Compensation of Directors

Each member of the Board of Directors of Fulton Financial Corporation is paid an annual fee of $20,000 for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton Financial Corporation or one of its subsidiary banks. Thus, Mr. Bond and Mr. Smith did not receive director fees in 2006. In addition, directors are paid a fee of $1,000 for each Board of Directors meeting attended and $1,000 for each committee meeting attended on non-board meeting days. The chairperson of the Audit Committee is paid an annual fee of $10,000 and the chairpersons of the Executive Committee and Executive Compensation Committee are paid an annual fee of $2,500. Directors are also paid $1,000 for attendance at a semi-annual investment seminar, but this seminar is not counted to determine director attendance since it is a voluntary activity. Fulton Financial Corporation also reimburses directors for certain expenses incurred in the performance of their service as directors of Fulton Financial Corporation. Certain directors have elected to participate in the Fulton Financial Corporation Deferred Compensation Plan, under which a director may elect not to receive the normal director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-management Fulton Financial Corporation directors that participate in the plan are Mr. Albertson, Mr. Bond and Mrs. Holleran.

As disclosed in the Director Compensation Table and footnotes above, certain Fulton Financial Corporation directors also serve on the boards of various Fulton Financial Corporation subsidiary banks or advisory boards and are compensated with a retainer, meeting fees or both a retainer and meeting fees for their service on each of the individual boards.

Compensation Committee Report

Fulton Financial Corporation formed an Executive Compensation Committee ("Compensation Committee") in March 2004. The Compensation Committee has a charter that is available on the Fulton Financial Corporation's website at www.fult.com.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management at a meeting on March 19, 2007, and based on the review and discussions, the members of the Compensation Committee present at the meeting recommended to the Board of Directors that the Compensation Discussion and Analysis above be included with or incorporated in Fulton Financial Corporation's Annual Report on Form 10-K and the annual proxy statement, as applicable.

Executive Compensation Committee
Donald W. Lesher, Jr., Chair
George W. Hodges, Vice Chair
Donald M. Bowman, Jr.
Patrick J. Freer
Carolyn R. Holleran

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

The Board of Directors of Fulton Financial Corporation has a standing Executive Committee, Audit Committee, Nominating Committee, Executive Compensation Committee, Trust Committee and Human Resources Committee. The following table represents the membership on each Fulton Financial Corporation committee as of the Annual Meeting on May 7, 2007:

	Executive	Executive Compensation	Nominating	Audit	Human Resources	Trust
Jeffrey G. Albertson			Vice Chair		Chair	
John M. Bond, Jr.						Vice Chair
Donald M. Bowman, Jr.	Chair	Member	Member			Member
Craig A. Dally			Chair			Chair
Patrick J. Freer	Member	Member		Member		
Rufus A. Fulton, Jr.					Member	
George W. Hodges	Member	Vice Chair		Chair		
Carolyn R. Holleran	Member	Member			Vice Chair	
Willem Kooyker				Member*		
Donald W. Lesher, Jr.	Vice Chair	Chair			Member	
Abraham S. Opatut					Member	
John O. Shirk			Member			Member
R. Scott Smith, Jr.	Member				**	**
Gary A. Stewart			Member	Member		

* Audit Committee Financial Expert ** Ex-officio member

Compensation Committee Interlocks and Insider Participation

In March 2004, the Executive Compensation Committee was formed and its membership consists only of independent directors. More information regarding the Executive Compensation Committee can be found in "Compensation Discussion and Analysis" on page 11. There are no interlocking relationships, as defined in regulations of the SEC, involving members of the Executive Compensation Committee. Director Bowman has the indirect relationships described in "Related Person Transactions with Directors and Executive Officers" on page 34. The Executive Compensation Committee is responsible for, among other things, recommending the compensation and stock option awards for Senior Management to the Board of Directors. The Executive Compensation Committee met six times in 2006.

Other Board Committees

All members of the Audit Committee meet the experience and independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. Director Kooyker was determined to qualify, and agreed to serve, as the Audit Committee's "financial expert" as defined by the SEC regulations. The Audit Committee met twelve times during the year. The Audit Committee is governed by a formal charter, which was first adopted in 2004 and last amended in 2004. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things, sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function; reviewing holding company regulatory examination reports and management's responses thereto; reviewing periodic reports from the loan review function; review and approval of all changes to Fulton Financial Corporation's Code of Conduct; review and approval of related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters and oversight of Fulton Financial Corporation's risk management process.

All the members of the Nominating Committee meet the independence requirements of the NASDAQ listing standards. The Nominating Committee met one time during the year. The Nominating Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors.

The Executive Committee met two times during the year. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

The Trust Committee met eight times during the year. The Trust Committee is responsible for consulting with management of Fulton Financial Advisors, National Association, a subsidiary of Fulton Financial Corporation, and overseeing all trust, investment, insurance and related financial services which Fulton Financial Corporation performs, directly or indirectly through an affiliate.

Fulton Financial Corporation's Board of Directors has delegated certain broad based compensation matters to the Human Resources Committee including, but not limited to, administration of Fulton Financial Corporation's Employee Stock Purchase Plan, Profit Sharing Plan, 401(k) plans for affiliate banks, approving employment agreements for non-executive officers of Fulton Financial Corporation and fulfilling other broad based human resources duties. The Human Resources Committee met eight times during the year to review benefit and salary administration programs (except for Senior Management of Fulton Financial Corporation) and other human resources matters affecting Fulton Financial Corporation and its subsidiaries.

There were ten meetings of the Board of Directors of Fulton Financial Corporation and forty-seven meetings of the standing committees of the Board of Directors of Fulton Financial Corporation during 2006. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served.

Executive Sessions

The independent directors of the board met two times in executive session in 2006.

Annual Meeting Attendance

Fulton Financial Corporation does not have a formal policy requiring directors to attend the Annual Meeting. However, Fulton Financial Corporation held a special board meeting at 9 a.m., May 2, 2006, at the Hershey Lodge and Convention Center, the same date and location as the 2006 Annual Meeting, which began at 12:00 noon. Directors Holleran and Stewart were unable to attend this special board meeting and did not attend the Annual Meeting in 2006.

Related Person Transactions with Directors and Executive Officers

Financial Products and Services. Some of the directors and executive officers of Fulton Financial Corporation and the companies with which they are associated were customers of, and had banking transactions with, Fulton Financial Corporation bank subsidiaries during 2006. These transactions included deposit accounts, trust relationships and loans in the ordinary course of business with different Fulton Financial Corporation banks subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of bank business, on substantially the same terms (including interest rates, collateral and repayment terms) as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. Directors and officers have the opportunity to utilize Fulton Financial Corporation's products and services to become familiar with the wide array of products and services offered by Fulton Financial Corporation to its customers.

Other Transactions. Applicable SEC regulations require Fulton Financial Corporation to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton Financial Corporation is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest are not required to be disclosed.

Some of the directors of Fulton Financial Corporation are members of law firms which provided legal services to Fulton Financial Corporation or its subsidiaries in 2006 and in prior years. It is expected that these firms will continue to provide services to Fulton Financial Corporation or its subsidiaries in the future. The law firm of Albertson Ward, Woodbury, New Jersey, has provided legal services to subsidiaries of Fulton Financial Corporation for several years. Director Albertson is a partner in this law firm with more than a ten percent interest in the firm. In 2006, Fulton Financial Corporation paid Albertson Ward $136,727 in fees and expense reimbursements for such services.

In 2006, affiliate banking subsidiaries of Fulton Financial Corporation paid annual rent of $98,772 for a branch office to The Bowman Group, LLP, and annual rent of $131,740 for a branch office to Bowman 2000 LLC. Director Donald M. Bowman, Jr. is a limited partner in The Bowman Group, LLP and is the manager of Bowman 2000 LLC.

Fulton Financial Corporation considered all of the above related person transactions, and other similar transactions, when it made the determination that ten of Fulton Financial Corporation's fourteen continuing directors are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Continuing Directors and Independence Standards" on page 5 for more information.

Family Relationships. There are no family relationships among any of the directors and Senior Management of Fulton Financial Corporation. However, family relationships do exist among Senior Management and some of the approximately 4,400 employees of Fulton Financial Corporation and its subsidiaries. These employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees. Item 404(a) of Regulation S-K requires disclosure of any transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2006, the only immediate family member of Senior Management who was compensated in excess of that amount was Mr. Craig A. Roda, the brother-in-law of Mr. Wenger. In 2006, Mr. Roda received annual compensation consisting of base salary and cash bonus totaling $232,884, plus other benefits on the same basis as other similarly situated employees. Mr. Roda became President and Chief Operating Officer of Fulton Bank in January 2006, and in October 2006 he became the President and Chief Executive Officer of Fulton Bank. He has been employed by Fulton Financial Corporation in various positions since 1979.

Related Person Transaction Policy and Procedures. Fulton Financial Corporation does not have a separate policy specific to related person transactions. Under Fulton Financial Corporation's Code of Conduct ("Code"), however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton Financial Corporation. The Code also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code, directors are to provide reasonable notice to Senior Management of all changed or new business activities, related person relationships and board directorships as they arise.

In addition, Fulton Financial Corporation and its affiliate banks are subject to Federal Reserve Regulation O, which deals with loans by federally regulated banks to certain insiders, which includes an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder ("Insiders"). Each Fulton Financial Corporation affiliate bank follows a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions by the affiliate bank with other persons who are not subject to Regulation O and who are not employed by the affiliate bank; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton Financial Corporation and its affiliate banks are examined periodically by different bank regulators for compliance with Regulation O. Internal controls exist within Fulton Financial Corporation and its affiliate banks to ensure that compliance with Regulation O is maintained on an ongoing basis.

In accordance with Fulton Financial Corporation's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of and approve related person transactions. This responsibility includes providing an annual report to the Audit Committee disclosing related person transactions with each director and Executive during the prior year, if any. At the February 2007 Audit Committee meeting, the Audit Committee reviewed all existing related person transactions involving Fulton Financial Corporation's directors and executive officers. The Audit Committee concluded that the loans and other banking services to the directors, Executives and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. Further, the Audit Committee also conducted a review of all other related person transactions for any potential conflict of interest situations with the directors and Executives, concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and certain officers of Fulton Financial Corporation to file with the Securities and Exchange Commission initial reports of ownership and reports of change in ownership of common stock and other equity securities of Fulton Financial Corporation. To the knowledge of Fulton Financial Corporation, all Section 16(a) filing requirements applicable to its directors and officers have been complied with and reports timely filed, except with respect to a Form 4 for Abraham S. Opatut filed one day late on February 28, 2006, for an acquisition of 279.9709 shares of Fulton Financial Corporation stock on February 23, 2006. The failure to file this report timely was inadvertent and occurred as a result of a delay in receiving the transaction information from the stock transfer agent.

AMENDMENT OF THE EMPLOYEE STOCK PURCHASE PLAN

General Information

On January 16, 2007, the Board of Directors of Fulton Financial Corporation approved amendments to the Amended and Restated Employee Stock Purchase Plan (the "Plan") to increase the number of shares for which options are authorized to be granted under the Plan and to make other changes to update the Plan document. The purpose of the Plan is to advance the interests of Fulton Financial Corporation and its shareholders by encouraging employees to acquire a stake in the future of Fulton Financial Corporation by purchasing shares of its common stock. Under the Plan, the Board of Directors is authorized to grant options to employees of Fulton Financial Corporation and its affiliates to purchase shares of the common stock of Fulton Financial Corporation with up to a 15% price discount.

The Plan originally was adopted and approved by the Board of Directors on February 18, 1986, and subsequently approved by the shareholders at the Annual Meeting of shareholders held on April 15, 1986. The Plan has been amended twice since then, to provide that the Plan would continue in existence until terminated by the Board of Directors, rather than terminating after ten years, and to increase the number of shares for which options may be granted.

The Plan permits the Board of Directors to amend, modify, suspend or terminate the Plan at any time, although the Board may not, without the consent of the shareholders of Fulton Financial Corporation, make any amendment which increases the number of shares for which options may be granted, changes the class of eligible employees, or materially increases the benefits accruing to an employee under the Plan.

The Board of Directors originally was authorized to grant options to purchase up to 100,000 shares of the common stock of Fulton Financial Corporation. The Plan was amended in 1999 to increase by 550,000 the number of shares for which options may be granted. The number of shares for which options may be granted is subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and other changes in the capital structure of Fulton Financial Corporation. Nevertheless, it is anticipated that the number of shares of Fulton Financial Corporation common stock for which options may be granted under the Plan will soon be exhausted. The Board of Directors believes that it is in the best interests of Fulton Financial Corporation and its shareholders for the Plan to continue. The Board of Directors therefore approved an amendment to the Plan, which will be submitted to the shareholders for approval at the Annual Meeting, to increase by 1,500,000 shares the number of shares of common stock for which options are authorized to be granted, so that the Plan can continue its existence once the shares previously authorized are exhausted.

Summary of the Plan

A copy of the Plan is attached to this Proxy Statement as Exhibit A. The following is a summary of the more significant terms of the Plan:

The Plan authorizes the Board of Directors to grant options to purchase shares of Fulton Financial Corporation common stock to employees of Fulton Financial Corporation and its affiliates. The number of shares for which options may be granted is subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations, and other changes in the corporate structure of Fulton Financial Corporation. Since the shareholders originally approved the Plan, the adjustments for stock splits and stock dividends have increased the authorized shares to 2.6 million shares, of which of 116,130 shares are currently available. When an option is exercised, Fulton Financial Corporation delivers authorized but unissued shares or treasury shares.

The Plan is administered by the Human Resources Committee of the Board of Directors or those persons to which responsibility for administration of the Plan has been delegated by the Board of Directors (the "Committee"), provided that the Committee shall at all times consist of at least three directors who are not eligible to receive options under the Plan. The Committee has complete discretion to determine whether or not options will be granted under the Plan in any year and, if so, the total number of shares that will be optioned in such year. Each option expires on the date specified by the Committee at the time it is granted, except that all options granted under the Plan must expire no later than five years from the date of grant.

When options are granted under the Plan, options must be granted proportionately to all employees of Fulton Financial Corporation and its affiliates who were employed by Fulton Financial Corporation or any affiliate on December 31 of the year immediately preceding the year in which options are granted, except that the Committee may elect to exclude those employees who customarily work twenty hours or less per week. Only those members of the Board of Directors who are also employees of Fulton Financial Corporation or one of its affiliates are eligible to participate in the Plan. When options are granted, each eligible employee is granted an option to purchase the number of whole shares that can be purchased, at the applicable option price established by the Committee, with a percentage of his or her total compensation for the immediately preceding calendar year. The Committee may limit the number of shares that can be purchased pursuant to each option, and no employee may be granted an option to purchase stock with an aggregate fair market value of more than $25,000 during any calendar year. The Committee may also place other limitations on options granted under the Plan, such as restricting transfer of the stock purchased under the Plan.

The option price per share is determined by the Committee, but may not be less than the lesser of: (i) 85% of the fair market value of the stock on the day of the grant, or (ii) 85% of the fair market value of the stock on the date of exercise. An option which is exercised more than 27 months after the date of grant, however, must be exercised at a price equal to 85% of the fair market value of the shares on the date of exercise.

The Plan is designed to be a qualified employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code, as amended. Employees who purchase shares under the Plan may qualify for favorable tax treatment if they hold the shares for the longer of: (i) two years after an option to purchase is granted, or (ii) one year after the shares are purchased. If this holding period is complied with, the employee will not recognize any taxable income in connection with the shares in the year in which the shares are purchased, even if purchased at a discount. If the employee sells or otherwise disposes of the shares following the expiration of the holding period, the employee will have to include as compensation in his or her gross income for the taxable year in which the shares are sold or otherwise disposed of an amount equal to the lesser of: (i) the excess of the fair market value of the shares at the time the option was granted over the exercise price, or (ii) the excess of the fair market value of the shares at the time of disposition over the exercise price.

During the lifetime of an optionee, an option may be exercised only by the optionee and only if the optionee is an employee of Fulton Financial Corporation or one of its affiliates at the time of exercise. If an optionee's employment terminates by reason of retirement, the option may be exercised by the optionee or the heirs or personal representatives of the optionee for a period of three months following retirement.

Vote Required

A majority of the votes cast is necessary to approve the amendment of the Employee Stock Purchase Plan. Abstentions and broker non-votes will be counted as shares that are present at the meeting, but will not be counted as votes cast on the proposal to amend the Employee Stock Purchase Plan.

Recommendation of the Board of Directors

The Board of Directors believes that the proposal to amend the Plan for the purpose of increasing by 1,500,000 shares the number of shares of common stock for which options are authorized to be granted under the Plan is in the best interests of Fulton Financial Corporation and its shareholders, and recommends that the shareholders vote <u>FOR</u> the amendment of the Employee Stock Purchase Plan.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 2006, Fulton Financial Corporation engaged KPMG LLP ("KPMG"), independent certified public accountants, to audit Fulton Financial Corporation's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2006 and 2005 are summarized in the following table.

	2006	2005
Audit Fees – Annual Audit and Quarterly Reviews (1)	$1,601,600	$1,632,800
Audit Fees – Issuance of Comfort Letters and Consents	66,040	218,800
Audit Fees Subtotal	1,667,640	1,851,600
Audit Related Fees – Student Loan Audit	7,280	6,240
Tax Fees – Preparation of Tax Returns	0	75,500
All Other Fees (2)	19,310	118,622
TOTAL	$1,694,230	$2,051,962

(1) Amounts presented for 2006 are based upon the audit engagement letter. Final billings for 2006 may differ.

(2) All Other Fees were for services rendered to the trust subsidiary (primarily for a SAS 70 report on the processing of transactions by the retirement services area). Amounts totalling $253,500 in 2006 for audit and tax services rendered to Columbia Bancorp Inc. for periods prior to its acquisition have been excluded.

The appointment of KPMG for the current year will be reviewed in the second quarter of 2007. Representatives of KPMG are expected to be present at the 2007 Annual Meeting with the opportunity to make a statement and to be available to respond to appropriate questions.

The Audit Committee of the Board of Directors of Fulton Financial Corporation (the "Committee") has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2006 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2006 and 2005 were preapproved by the Committee. The Committee preapproves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions from non-auditing services permitted by the Securities Exchange Act of 1934. However, these types of services are approved prior to completion of the services. The Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services. Any decisions of such subcommittees to grant preapprovals are presented to the full Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2006 financial statements of Fulton Financial Corporation with management and Fulton Financial Corporation's auditor, KPMG, the Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit B.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton Financial Corporation on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton Financial Corporation has received contrary instructions from one or more of the security holders. Fulton Financial Corporation will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

The Fulton Financial Corporation Annual Report on Form 10-K for year ending December 31, 2006 and proxy statement are also posted and available on Fulton Financial Corporation's website at www.fult.com.

OTHER MATTERS

The Board of Directors of Fulton Financial Corporation knows of no matters other than those discussed in this Proxy Statement which will be presented at the 2007 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton Financial Corporation.

BY ORDER OF THE BOARD OF DIRECTORS

R. SCOTT SMITH, JR.
Chairman of the Board, President
and Chief Executive Officer

Lancaster, Pennsylvania
April 2, 2007

Exhibit A

AMENDED AND RESTATED
FULTON FINANCIAL CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE OF THE PLAN

The Employee Stock Purchase Plan was initially approved at the Annual Meeting of Shareholders held on April 15, 1986 to advance the interests of Fulton Financial Corporation ("Company") and its shareholders by encouraging its employees and the employees of its affiliates to acquire a stake in the future of the Company by purchasing shares of the common stock of the Company. Under the Employee Stock Purchase Plan, the Board of Directors were authorized to grant options to purchase up to a total of one hundred thousand (100,000) shares of the common stock of the Company. The Employee Stock Purchase Plan was most recently amended in 1999 to increase by five hundred fifty thousand (550,000) the number of shares permitted to be purchased. The Employee Stock Purchase Plan is now being amended and restated to provide for the purchase of up to an additional one million five hundred thousand (1,500,000) shares. It is intended that this Amended and Restated Employee Stock Purchase Plan ("Plan") shall be an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

2. DEFINITIONS

For purposes of the Plan, the following words or phrases have the meanings assigned to them below:

(a) "Affiliate" shall mean a parent or subsidiary corporation as defined in Section 425 of the Code (substituting "Company" for "employer corporation"), including a parent or a subsidiary which becomes such after the adoption of the Plan.

(b) "Board" shall mean the Board of Directors of the Company.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(d) "Committee" shall mean the Human Resources Committee of the Board or such other Committee of the Board or persons to which responsibility for administration of the Plan has been delegated by the Board; provided, however, that the Committee shall at all times consist of at least three Disinterested directors.

(e) "Company" shall mean Fulton Financial Corporation.

(f) "Date of Grant" in respect of any option granted under the Plan shall mean the date on which that option is granted by the Board.

(g) "Date of Exercise" in respect of any option granted under the Plan shall be the date or dates specified by the Committee.

(h) "Disinterested" in respect of a director shall mean a director of the Company who is not eligible to receive options under the Plan.

(i) "NASDAQ" shall mean The NASDAQ Stock Market LLC.

(j) "Optionee" shall mean an employee to whom an option has been granted pursuant to the Plan.

(k) "Plan" shall mean this Amended and Restated Employee Stock Purchase Plan.

(l) "Stock" shall mean the $2.50 par value common stock of the Company.

(m) "Total compensation" shall mean the total remuneration paid to an employee by the Company and its affiliates during any calendar year, as reported on the employee's Federal Income Tax Withholding Statement(s) (Form W-2).

3. ADMINISTRATION OF THE PLAN

(a) The Plan shall be administered by the Human Resources Committee (the "Committee") of the Board or such other Committee of the Board or persons to which responsibility for administration of the Plan has been delegated by the Board; provided, however, that the Committee shall at all times consist of at least three Disinterested directors. No Committee member shall be eligible (or shall have been eligible within one year prior to his appointment) to receive options under the Plan or to be selected as a participant under any discretionary plan of the Company or any of its affiliates, entitling him to acquire stock, stock options or stock appreciation rights of the Company or any of its affiliates.

(b) The Committee shall be vested with full authority to adopt, amend and rescind such rules, regulations and procedures as it deems necessary or desirable to administer the Plan and to interpret the provisions of the Plan, unless otherwise determined by the Board. Any determination, decision or action of the Committee in connection with the construction, interpretation, administration or application of the Plan shall be final, conclusive and binding upon all Optionees and any person claiming under or through an Optionee, unless otherwise determined by the Board.

(c) . Any determination, decision or action of the Committee provided for in the Plan may be made or taken by action of a majority of the Disinterested members of the Board if it so determines, with the same force and effect as if such determination, decision or action had been made or taken by the Committee. No member of the Committee or of the Board shall be liable for any determination, decision or action made in good faith with respect to the Plan or any option granted under the Plan.

4. STOCK SUBJECT TO THE PLAN

Subject to shareholder approval at the Annual Meeting of Shareholders on May 7, 2007, the Board shall have the authority from time to time to grant options under the Plan to purchase an additional 1,500,000 shares of Stock, subject to adjustment as provided in Section 10 below. As the Board may determine from time to time, the Stock optioned may consist either in whole or in part of authorized but unissued shares or shares held in treasury.

5. ELIGIBILITY

When options are granted under the Plan, options shall be granted to all employees of the Company or any affiliate who were employed by the Company or any affiliate on December 31 of the year immediately preceding the year in which options are granted, except that the Committee may elect to exclude those employees who customarily work 20 hours or less per week.

6. ALLOCATION OF OPTIONED STOCK

(a) When options are granted under the Plan, each eligible employee shall be granted an option to purchase the number of whole shares that can be purchased, at the applicable option price established by the Committee, with a percentage (which shall be uniform for all eligible employees) of his total compensation for the immediately preceding calendar year; provided, however, that the Committee may limit the maximum number of shares that may be purchased pursuant to each option provided that such limitation is uniform for all eligible employees.

(b) All options granted under the Plan shall be subject to the following additional limitations:

(i) No option shall be granted to any employee who, immediately after the grant, would own stock possessing five percent or more of the total combined voting power of the Company or any of its affiliates. In computing the stock ownership of an employee for purposes of this limitation, the rules of Section 425(d) of the Code shall apply and stock which an employee may purchase under the Plan or under any other plan maintained by the Company shall be treated as stock owned by that employee.

(ii) No option shall be granted to any employee which at the Date of Grant, would permit his rights to purchase stock under the Plan and all other employee stock purchase plans of the Company and its affiliates to accrue at a rate exceeding $25,000 of fair market value (determined pursuant to Section 7 below) for each calendar year in which such option is outstanding at any time.

7. OPTION PRICE

(a) The option price per share of the Stock that may be purchased pursuant to each option shall be determined by the Committee, subject to approval by the Board, but shall not in any event be less than the lesser of (i) 85% of the fair market value per share of the Stock on the Date of Grant, or (ii) 85% of the fair market value per share of the Stock on the Date of Exercise, subject to adjustment as set forth in Section 10 below.

(b) During such time as the Stock is not listed on an established stock exchange but is listed in NASDAQ, the fair market value per share shall be the average of the highest and lowest trading prices for the Stock on the applicable date or, if no trade of Stock occurred on that day, the fair market value shall be determined by reference to such prices on the next preceding day on which such prices were quoted.

(c) During such time as the Stock is not listed on an established stock exchange or NASDAQ, the fair market value per share shall be the average of the closing dealer "bid" and "ask" prices for the Stock, as quoted by NASDAQ for the applicable date or, if no "bid" and "ask" prices are quoted for that day, the fair market value shall be determined by reference to such prices on the next preceding day on which such prices were quoted.

(d) If the Stock is listed on an established stock exchange or exchanges, the fair market value shall be deemed to be the closing price of the Stock on such stock exchange or exchanges on the applicable date or, if no sale of the Stock has been made on any stock exchange on that day, the fair market value shall be determined in reference to such prices on the next preceding day on which such prices were quoted.

(e) In the event the Stock is not traded on an established stock exchange and no closing dealer "bid" and "ask" prices are available, then the fair market value of the Stock shall be as determined in good faith by the Committee.

8. TERMS AND CONDITIONS OF OPTIONS

(a) Each eligible employee who desires to accept all or any part of the option to purchase shares of Stock under the Plan shall signify his or her election to do so by authorizing the Company or Affiliate, in the form and manner prescribed by the Company, to make payroll deductions.

(b) Each option granted under the Plan shall expire on the date determined by the Committee; provided, however, that, subject to the provisions of paragraph (d) below, each option shall terminate not later than the date which is five years from the Date of Grant, and provided further, that options exercised more than 27 months after the Date of Grant must be exercised at an option price per share equal to 85% of the fair market value per share on the Date of Exercise.

(c) The Committee may from time to time establish such further terms, conditions and limitations on the exercise of options granted under the Plan as it may, in its sole discretion, deem appropriate, and which are not inconsistent with Section 423 of the Code, including, without limitation, payroll deduction requirements, restrictions on exercise dates, restrictions on transfer of the Stock purchased pursuant to the options granted under the Plan and participation in the dividend reinvestment plan of the Company.

(d) An option granted pursuant to the Plan may be exercised only while the Optionee is employed by the Company or one of its affiliates and, if not fully exercised prior to termination of employment, will expire on the date of termination, whether by death, disability, or otherwise; provided, however, that in the event of a termination of employment by reason of retirement, the option may be exercised by the Optionee or his heirs or personal representatives for a period of three months following termination of employment.

(e) During the lifetime of an Optionee, an option granted pursuant to the Plan shall be exercisable only by the Optionee and shall not be assignable or transferable by him other than by will or the laws of descent and distribution as provided in subsection (d) of this section.

9. EXERCISE OF OPTIONS

Each Optionee who elects to exercise an option granted pursuant to this Plan shall comply with such rules, regulations and procedures regarding the exercise of options, as the Committee shall from time to time establish.

10. CHANGES IN CAPITAL STRUCTURE

(a) In the event of any change in the Stock subject to the Plan or the Stock subject to any option granted hereunder, through merger, consolidation, reorganization, recapitalization, reincorporation, stock split, stock dividend or other change in the corporate structure of the Company, the Committee shall appropriately adjust the number of shares subject to the Plan and, where appropriate, the maximum number of shares subject to each outstanding option. Such adjustment shall not result in the issuance of fractional shares. Each such adjustment shall be made in such manner as not to constitute a "modification" of the option as defined in Section 425 of the Code.

(b) If the Company is succeeded by another corporation in a merger or consolidation or if more than 50% of its stock is acquired by another corporation, all options granted under the Plan shall be assumed by the successor corporation and each such option shall be applicable to the stock of the successor corporation, with only such modifications as may be necessary to continue the status of such option as an option granted under an employee stock purchase plan within the meaning of Section 423 of the Code.

(c) The grant of an option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

11. REGISTRATION OF STOCK

No option granted pursuant to the Plan shall be exercisable in whole or in part if at any time the Committee shall determine in its discretion that the listing, registration or qualification of the shares of Stock subject to such option on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such option or the issuance of shares thereunder, unless such listing, registration, qualification, consent or approval may be effected or obtained free of any conditions not acceptable to the Board.

12. AMENDMENT OR TERMINATION OF THE PLAN

(a) The Board may at any time amend, modify, suspend or terminate the Plan; provided that, except as provided in Section 10, above, the Board may not, without the consent of the shareholders of the Company, make any amendment or modification which:

(i) increases the maximum number of shares of Stock as to which options may be granted under the Plan,

(ii) changes the class of eligible employees,

(iii) increases materially the benefits accruing to an employee under the Plan, or

(iv) otherwise requires the approval of the shareholders of the Company in order to maintain the exemption available under Rule 16b-3 (or any similar rule) under the Securities Exchange Act of 1934.

(b) Notwithstanding the provisions of paragraph (a) above, the Board reserves the right to amend or modify the terms and provisions of the Plan and of any outstanding options granted under the Plan to the extent necessary to qualify the options granted under the Plan for such favorable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded options granted under an employee stock purchase plan within the meaning of Section 423 of the Code, the regulations promulgated thereunder, and any amendments or replacements thereof.

(c) No amendment, modification or termination of the Plan (whether by action of the Board or by expiration of the Plan term) shall in any manner affect any option theretofore granted under the Plan without the consent of the Optionee or any person claiming under or through the Optionee.

13. EFFECTIVE DATE

The Plan shall become effective on the date on which it is adopted by the Board, provided that the Plan is approved by the shareholders of the Company within twelve months thereafter. The Board may issue options pursuant to the Plan prior to its approval by the shareholders of the Company, provided that all such options are contingent upon shareholder approval of the Plan within said twelve-month period.

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EXHIBIT B

REPORT OF AUDIT COMMITTEE

February 27, 2007

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2006.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, by the Independence Standards Board, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.

George W. Hodges, Chair
Thomas W. Hunt, Vice Chair
Patrick J. Freer
Willem Kooyker
Gary A. Stewart

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2006 Financial Information

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data and ratios)

	For the Year				
	2006	2005	2004	2003	2002
SUMMARY OF INCOME					
Interest income	**$ 864,507**	$ 625,768	$ 493,643	$ 435,531	$ 469,288
Interest expense	**378,944**	213,220	135,994	131,094	158,219
Net interest income	**485,563**	412,548	357,649	304,437	311,069
Provision for loan losses	**3,498**	3,120	4,717	9,705	11,900
Other income	**149,875**	144,298	138,864	134,370	114,012
Other expenses	**365,991**	316,291	277,515	233,651	226,046
Income before income taxes	**265,949**	237,435	214,281	195,451	187,135
Income taxes	**80,422**	71,361	64,673	59,084	56,181
Net income	**$ 185,527**	$ 166,074	$ 149,608	$ 136,367	$ 130,954
PER-SHARE DATA (1)					
Net income (basic)	**$ 1.07**	$ 1.01	$ 0.95	$ 0.93	$ 0.88
Net income (diluted)	**1.06**	1.00	0.94	0.92	0.88
Cash dividends	**0.581**	0.540	0.493	0.452	0.405
RATIOS					
Return on average assets	**1.30%**	1.41%	1.45%	1.55%	1.66%
Return on average equity	**12.84**	13.24	13.98	15.23	15.61
Return on average tangible equity (2)	**23.87**	20.28	18.58	17.33	17.25
Net interest margin	**3.82**	3.93	3.83	3.82	4.35
Efficiency ratio	**56.00**	55.50	55.90	54.00	52.70
Average equity to average assets	**10.10**	10.60	10.30	10.20	10.60
Dividend payout ratio	**54.80**	54.00	52.50	49.20	46.00
PERIOD-END BALANCES					
Total assets	**$14,918,964**	$12,401,555	$11,160,148	$ 9,768,669	$ 8,388,915
Investment securities	**2,878,238**	2,562,145	2,449,859	2,927,150	2,407,344
Loans, net of unearned income	**10,374,323**	8,424,728	7,533,915	6,140,200	5,295,459
Deposits	**10,232,469**	8,804,839	7,895,524	6,751,783	6,245,528
Federal Home Loan Bank advances and long-term debt	**1,304,148**	860,345	684,236	568,730	535,555
Shareholders' equity	**1,516,310**	1,282,971	1,244,087	948,317	864,879
AVERAGE BALANCES					
Total assets	**$14,297,681**	$11,781,618	$10,347,290	$ 8,805,807	$ 7,903,920
Investment securities	**2,869,862**	2,498,671	2,562,165	2,569,421	1,949,635
Loans, net of unearned income	**9,892,082**	7,981,604	6,857,386	5,564,806	5,381,950
Deposits	**9,955,247**	8,364,435	7,285,134	6,505,371	6,052,667
Federal Home Loan Bank advances and long-term debt	**1,069,868**	839,827	640,176	568,959	478,937
Shareholders' equity	**1,444,793**	1,254,476	1,069,904	895,616	839,111

(1) Adjusted for stock dividends and stock splits.
(2) Net income, as adjusted for intangible amortization (net of tax), divided by average shareholders' equity, net of goodwill and intangible assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. This discussion and analysis should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to acquisition and growth strategies, market risk, the effect of competition and interest rates on net interest margin and net interest income, investment strategy and income growth, investment securities gains, other-than-temporary impairment of investment securities, deposit and loan growth, asset quality, balances of risk-sensitive assets to risk-sensitive liabilities, employee benefits and other expenses, amortization of intangible assets, goodwill impairment, capital and liquidity strategies and other financial and business matters for future periods. The Corporation cautions that these forward-looking statements are subject to various assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions may change, actual results could differ materially from these forward-looking statements.

OVERVIEW

As a financial institution with a focus on traditional banking activities, the Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through sales of assets, such as loans, investments, or properties. Offsetting these revenue sources are provisions for credit losses on loans, operating expenses and income taxes.

The Corporation's net income for 2006 increased $19.5 million, or 11.7%, from $166.1 million in 2005 to $185.5 million in 2006. Diluted net income per share increased $0.06, or 6.0%, from $1.00 per share in 2005 to $1.06 per share in 2006. In 2006, the Corporation realized a return on average assets of 1.30% and a return on average tangible equity of 23.87%, compared to 1.41% and 20.28%, respectively, in 2005. Net income for 2005 increased $16.5 million, or 11.0%, from $149.6 million in 2004. Diluted net income per share for 2005 increased $0.06, or 6.4%, from $0.94 per share in 2004.

The 2006 increase in net income was driven by a $72.6 million, or 17.7%, increase in net interest income after the provision for loan losses, primarily due to external growth through acquisitions, which contributed $60.4 million to the increase. Also contributing to the increase was a $4.8 million, or 3.5%, increase in other income (excluding securities gains), primarily as a result of acquisitions. These items were offset by a $49.7 million, or 15.7%, increase in other expenses, also primarily due to acquisitions, and a $9.1 million increase in income tax expense.

In 2006, the Corporation experienced a decline in net interest margin of 11 basis points. Significant increases in loans and investments, due to both external and internal growth, were funded by higher cost certificates of deposits and short-term borrowings, as opposed to lower cost core demand and savings accounts. If loan demand continues to outpace the growth of core demand and savings accounts based upon the continuation of the current interest rate environment and price sensitivity of customers, then further compression of the net interest margin may occur.

The following summarizes some of the more significant factors that influenced the Corporation's 2006 results.

Interest Rates – Changes in the interest rate environment can impact both the Corporation's net interest income and its non-interest income. The term "interest rate environment" generally refers to both the level of interest rates and the shape of the U. S. Treasury yield curve, which is a plot of the yields on treasury securities over various maturity terms. Typically, the shape of the yield curve is upward sloping, with longer-term rates exceeding short-term rates. However, during 2006, the yield curve was relatively flat, and at times, downward sloping, with minimal differences between long and short-term rates, resulting in a negative impact to the Corporation's net interest income and net interest margin.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Floating rate loans, short-term borrowings and savings and time deposit rates are generally influenced by short-term rates. During 2006, the FRB raised the Federal funds rate four times, for a total increase of 100 basis points since December 31, 2005, with the overnight borrowing, or Federal funds, rate ending the year at 5.25%. The Corporation's prime lending rate had a corresponding increase, from 7.25% to 8.25%, resulting in an increase in the rates on floating rate loans as well as the rates on new fixed-rate loans. More significantly, the increase in short-term rates also resulted in increased funding costs, with short-term borrowings immediately repricing to higher rates and deposit rates, although more discretionary, increasing due to competitive pressures. Additionally, as rates increased, customers shifted funds from lower rate core demand and savings accounts to fixed rate certificates of deposit in order to lock into higher rates. As a result, the net interest margin was negatively impacted when compared to the prior year, as shown in the following table:

	2006	2005
1st Quarter	**3.88%**	3.96%
2nd Quarter	**3.90**	3.92
3rd Quarter	**3.85**	3.91
4th Quarter	**3.68**	3.92
Year to Date	**3.82**	3.93

With respect to longer-term rates, the 10-year treasury yield, which is a common benchmark for evaluating residential mortgage rates, increased to 4.71% at December 31, 2006 as compared to 4.39% at December 31, 2005. Higher mortgage rates resulted in slower refinance activity and origination volumes and, therefore, lower net gains for the Corporation on fixed rate residential mortgages, which are generally sold in the secondary market. While absolute longer-term rates increased, the 32 basis point increase in the 10-year treasury yield was significantly less than the 100 basis point increase in short-term rates, resulting in a flattened and, at times, downward sloping, yield curve during 2006. If rates continue to rise and the yield curve steepens, residential mortgage volume could decrease even further, resulting in a greater negative impact on non-interest income, as gains on sales would decline. The "Market Risk" section of Management's Discussion summarizes the expected impact of rate changes on net interest income.

Acquisitions – In February 2006, the Corporation acquired Columbia Bancorp (Columbia) of Columbia, Maryland. Columbia was a $1.3 billion bank holding company whose primary subsidiary was The Columbia Bank, which operates 20 full-service community banking offices and five retirement community offices in Frederick, Howard, Montgomery, Prince George's and Baltimore Counties and Baltimore city. In July 2005, the Corporation acquired SVB Financial Services, Inc. (SVB) of Somerville, New Jersey, a $530 million bank holding company whose primary subsidiary was Somerset Valley Bank. Period-to-period comparisons in the "Results of Operations" section of Management's Discussion are impacted by these acquisitions when 2006 results are compared to 2005. Results for 2005 in comparison to 2004 were impacted by the acquisition of SVB, Resource Bancshares Corporation (Resource) in April 2004 and First Washington FinancialCorp (First Washington) in December 2004. The discussion and tables within the "Results of Operations" section of Management's Discussion highlight the contributions of these acquisitions in addition to internal changes.

Acquisitions have long been a supplement to the Corporation's internal growth. These recent acquisitions provide the opportunity for additional growth, as they have allowed the Corporation's existing products and services to be sold in new markets. The Corporation's acquisition strategy focuses on high growth areas with strong market demographics and targets organizations that have a comparable corporate culture, strong performance and sound asset quality, among other factors. Under the Corporation's "super-community" banking philosophy, acquired organizations generally retain their status as separate legal entities, unless consolidation with an existing subsidiary bank is practical. Back office functions are generally consolidated to maximize efficiencies.

Merger and acquisition activity in the financial services industry has been very competitive in recent years, as evidenced by the prices paid for certain acquisitions. While the Corporation has been an active acquirer, management is committed to basing its pricing on rational economic models. Management will continue to focus on generating growth in the most cost-effective manner.

Merger and acquisition activity has also impacted the Corporation's capital and liquidity. In order to complete acquisitions, the Corporation implemented strategies to maintain appropriate levels of capital and to provide necessary cash resources. See additional information in the "Liquidity" section of Management's Discussion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Deposits and Borrowings – The Corporation's interest-bearing liabilities increased from 2005 to 2006 in order to fund acquisitions and loan growth.

During 2006, the Corporation experienced a shift from lower cost interest-bearing demand and savings deposit accounts (36.9% of total interest-bearing liabilities in 2006, compared to 40.9% in 2005) to higher cost certificates of deposit and short-term borrowings (53.2% in 2006, compared to 49.5% in 2005). The shift to higher cost liabilities has contributed to the decline in net interest margin. Obtaining cost-effective funding will continue to be a challenge for the Corporation and the financial institutions industry in general.

Asset Quality – Asset quality refers to the underlying credit characteristics of borrowers and the likelihood that defaults on contractual loan payments will result in charge-offs of account balances. Asset quality is generally a function of economic conditions, but can be managed through conservative underwriting and sound collection policies and procedures.

The Corporation has been able to maintain strong asset quality through different economic cycles, attributable to its credit culture and underwriting policies. This trend continued in 2006 with net charge-offs to average loans decreasing from 0.04% in 2005 to 0.02% in 2006. Non-performing assets to total assets slightly increased to 0.39% at December 31, 2006, from 0.38% at December 31, 2005; however, this level is still relatively low in absolute terms. While overall asset quality has remained strong, deterioration in quality of one or several significant accounts could have a detrimental impact on the ability of some to pay according to the terms of their loans. In addition, rising interest rates could increase the total payments of borrowers and could have a negative impact on their ability to pay according to the terms of their loans. Finally, decreases in the values of underlying collateral as a result of market or economic conditions could negatively affect asset quality.

Equity Markets – As disclosed in the "Market Risk" section of Management's Discussion, equity valuations can have an impact on the Corporation's financial performance. In particular, bank stocks account for a significant portion of the Corporation's equity investment portfolio. Historically, gains on sales of these equities have been a recurring component of the Corporation's earnings. Declines in bank stock portfolio values could have a detrimental impact on the Corporation's ability to recognize gains in the future.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The ability to manage net interest income over changing interest rate and economic environments is important to the success of a financial institution. Growth in net interest income is generally dependent upon balance sheet growth and/or maintaining or increasing the net interest margin. The "Market Risk" section of Management's Discussion provides additional information on the policies and procedures used by the Corporation to manage net interest income. The following table provides a comparative average balance sheet and net interest income analysis for 2006 compared to 2005 and 2004. Interest income and yields are presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate. The discussion following this table is based on these tax-equivalent amounts.

(dollars in thousands)	Year Ended December 31								
	2006			2005			2004		
ASSETS	**Average Balance**	**Interest**	**Yield/ Rate**	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest-earning assets:									
Loans and leases (1)	$ 9,892,082	$ 731,057	7.39%	$ 7,981,604	$ 520,565	6.52%	$ 6,857,386	$ 398,190	5.82%
Taxable inv. securities (2)	2,268,209	97,652	4.31	1,996,240	74,921	3.75	2,162,695	76,792	3.54
Tax-exempt inv. securities (2)	447,000	21,770	4.87	368,845	17,971	4.87	264,578	14,353	5.43
Equity securities (2)	154,653	7,341	4.75	133,586	5,562	4.16	134,892	4,974	3.69
Total investment securities	2,869,862	126,763	4.42	2,498,671	98,454	3.94	2,562,165	96,119	3.76
Loans held for sale	215,255	15,564	7.23	241,996	14,940	6.17	135,758	8,407	6.19
Other interest-earning assets	53,211	2,530	4.73	48,357	1,586	3.27	6,067	103	1.70
Total interest-earning assets	13,030,410	875,914	6.73	10,770,628	635,545	5.90	9,561,376	502,819	5.26
Noninterest-earning assets:									
Cash and due from banks	335,935			346,535			316,170		
Premises and equipment	185,084			158,526			128,902		
Other assets (2)	852,186			598,709			425,825		
Less: Allowance for loan losses	(105,934)			(92,780)			(84,983)		
Total Assets	$ 14,297,681			$ 11,781,618			$ 10,347,290		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	$ 1,673,407	$ 25,112	1.50%	$ 1,547,766	$ 15,370	0.99%	$ 1,364,953	$ 7,201	0.53%
Savings deposits	2,340,402	51,394	2.19	2,055,503	27,116	1.32	1,846,503	11,928	0.65
Time deposits	4,134,190	170,435	4.12	3,171,901	98,288	3.10	2,693,414	70,650	2.62
Total interest-bearing deposits	8,147,999	246,941	3.03	6,775,170	140,774	2.08	5,904,870	89,779	1.52
Short-term borrowings	1,653,974	78,043	4.67	1,186,464	34,414	2.87	1,238,073	15,182	1.23
Long-term debt	1,069,868	53,960	5.04	839,827	38,031	4.53	640,176	31,033	4.85
Total interest-bearing liabilities	10,871,841	378,944	3.48	8,801,461	213,219	2.42	7,783,119	135,994	1.75
Noninterest-bearing liabilities:									
Demand deposits	1,807,248			1,589,265			1,380,264		
Other	173,799			136,416			114,003		
Total Liabilities	12,852,888			10,527,142			9,277,386		
Shareholders' equity	1,444,793			1,254,476			1,069,904		
Total Liabs. and Equity	$ 14,297,681			$ 11,781,618			$ 10,347,290		
Net interest income/net interest margin (FTE)		496,970	3.82%		422,326	3.93%		366,825	3.83%
Tax equivalent adjustment		(11,407)			(9,778)			(9,176)	
Net interest income		$ 485,563			$ 412,548			$ 357,649	

(1) Includes non-performing loans.
(2) Balances include amortized historical cost for available for sale securities. The related unrealized holding gains (losses) are included in other assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2006 vs. 2005 Increase (decrease) due to change in			2005 vs. 2004 Increase (decrease) due to change in		
	Volume	**Rate**	**Net**	Volume	Rate	Net
			(in thousands)			
Interest income on:						
Loans and leases	$ 135,262	$ 75,230	$ 210,492	$ 69,877	$ 52,457	$ 122,334
Taxable investment securities	10,929	11,802	22,731	(6,194)	4,638	(1,556)
Tax-exempt investment securities	3,805	(6)	3,799	5,192	(1,700)	3,492
Equity securities	942	837	1,779	(51)	326	275
Loans held for sale	(1,762)	2,386	624	6,532	1	6,533
Short-term investments	173	771	944	1,305	178	1,483
Total interest-earning assets	$ 149,349	$ 91,020	$ 240,369	$ 76,661	$ 55,900	$ 132,561
Interest expense on:						
Demand deposits	$ 1,335	$ 8,407	$ 9,742	$ 1,076	$ 7,093	$ 8,169
Savings deposits	4,229	20,049	24,278	1,488	13,700	15,188
Time deposits	34,536	37,611	72,147	13,676	13,962	27,638
Short-term borrowings	16,848	26,781	43,629	(645)	19,877	19,232
Long-term debt	11,254	4,675	15,929	9,152	(2,154)	6,998
Total interest-bearing liabilities	$ 68,202	$ 97,523	$ 165,725	$ 24,747	$ 52,478	$ 77,225

Note: Changes which are partly attributable to rate and volume are allocated based on the proportion of the direct changes attributable to rate and volume.

2006 vs. 2005

Net interest income (FTE) increased $74.6 million, or 17.7%, from $422.3 million in 2005 to $497.0 million in 2006, primarily as a result of increases in average balances of interest-earning assets and partially as a result of increases in rates.

Average interest-earning assets grew 21.0%, from $10.8 billion in 2005 to $13.0 billion in 2006, with acquisitions contributing approximately $1.4 billion to this increase. Interest income increased $240.4 million, or 37.8%, primarily as a result of the increase in average interest-earning assets, which contributed $149.3 million of the increase, with the remaining growth in interest income due to the 83 basis point, or 14.1%, increase in average rates on interest-earning assets.

The increase in average interest-earning assets was primarily due to loan growth, and partially due to investment growth. Average loans increased by $1.9 billion, or 23.9%, to $9.9 billion in 2006. The following table presents the growth in average loans, by type:

	2006	2005	Increase $	Increase %
	(dollars in thousands)			
Commercial - industrial and financial	**$ 2,478,893**	$ 2,022,615	$ 456,278	22.6%
Commercial - agricultural	**335,596**	324,637	10,959	3.4
Real estate - commercial mortgage	**3,073,830**	2,621,730	452,100	17.2
Real estate - residential mortgage and home equity	**2,058,034**	1,710,736	347,298	20.3
Real estate - construction	**1,345,191**	732,847	612,344	83.6
Consumer	**522,761**	501,926	20,835	4.2
Leasing and other	**77,777**	67,113	10,664	15.9
Total	**$ 9,892,082**	$ 7,981,604	$ 1,910,478	23.9%

Acquisitions contributed approximately $1.2 billion to the increase in average balances. The following table presents the average balance impact of acquisitions, by type:

	2006	2005	Increase
	(in thousands)		
Commercial - industrial and financial	**$ 337,062**	$ 32,576	$ 304,486
Real estate - commercial mortgage	**261,493**	73,743	187,750
Real estate - residential mortgage and home equity	**263,370**	28,509	234,861
Real estate - construction	**435,092**	17,700	417,392
Consumer	**4,992**	864	4,128
Leasing and other	**3,725**	119	3,606
Total	**$ 1,305,734**	$ 153,511	$ 1,152,223

The following table presents the growth in average loans, by type, excluding the average balances contributed by acquisitions:

	2006	2005	Increase $	Increase %
	(dollars in thousands)			
Commercial - industrial and financial	**$ 2,141,831**	$ 1,990,039	$ 151,792	7.6%
Commercial - agricultural	**335,596**	324,637	10,959	3.4
Real estate - commercial mortgage	**2,812,337**	2,547,987	264,350	10.4
Real estate - residential mortgage and home equity	**1,794,664**	1,682,227	112,437	6.7
Real estate - construction	**910,099**	715,147	194,952	27.3
Consumer	**517,769**	501,062	16,707	3.3
Leasing and other	**74,052**	66,994	7,058	10.5
Total	**$ 8,586,348**	$ 7,828,093	$ 758,255	9.7%

Excluding the impact of acquisitions, loan growth continued to be strong in the commercial mortgage and construction categories, which together increased $459.3 million, or 14.1%, over 2005. Commercial and agricultural loans grew $162.8 million, or 7.0%, in comparison to 2005. Residential mortgage and home equity loans increased $112.4 million, or 6.7%, in comparison to 2005 due to promotional efforts and customers using home equity loans as a cost-effective refinance alternative.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The average yield on loans during 2006 of 7.39% represented an 87 basis point, or 13.3%, increase in comparison to 2005. This increase reflected the impact of a significant portfolio of floating rate loans, which repriced as interest rates rose, as they did in 2006, and the addition of higher yielding new loans.

Average investments increased $371.2 million, or 14.9%, in comparison to 2005. Excluding the impact of acquisitions, the investment balances increased $86.0 million, or 3.5%. During the second half of 2006, the Corporation pre-purchased approximately $250.0 million of investment securities, based on expected cash inflows from maturities of investments over the subsequent six-month period. These were funded by a combination of short and longer-term borrowings, a portion of which have been repaid with maturities of investments, while the remaining portion will be repaid during 2007.

The average yield on investment securities improved 48 basis points to 4.42% in 2006 from 3.94% in 2005. The increase was due to the maturity of lower yielding investments, with reinvestment at higher rates. Also contributing to the increase was a reduction in premium amortization, which is accounted for as a reduction of interest income, from $6.9 million in 2005 to $4.8 million in 2006, due to both a reduction in premiums on purchases of mortgage-backed securities in 2006 and due to decreased prepayments on mortgage-backed securities as interest rates rose.

The increase in interest income (FTE) was offset by an increase in interest expense of $165.7 million, or 77.7%, to $378.9 million in 2006 from $213.2 million in 2005. The increase in interest expense was primarily due to a 106 basis point, or 43.8%, increase in the cost of total interest-bearing liabilities in 2006 in comparison to 2005. The remaining increase in interest expense was due to a $2.1 billion, or 23.5%, increase in total interest-bearing liabilities, partially due to acquisitions and partially due to internal growth.

The increase in interest expense was primarily due to the increase in interest rates, and partially due to the increase in interest-bearing deposits. The following table presents average deposits, by type:

	2006	2005	Increase $	Increase %
	(dollars in thousands)			
Noninterest-bearing demand	**$ 1,807,248**	$ 1,589,265	$ 217,983	13.7%
Interest-bearing demand	**1,673,407**	1,547,766	125,641	8.1
Savings/money market	**2,340,402**	2,055,503	284,899	13.9
Time deposits	**4,134,190**	3,171,901	962,289	30.3
Total	**$ 9,955,247**	$ 8,364,435	$ 1,590,812	19.0%

Acquisitions accounted for approximately $1.1 billion of the increase in average balances. The following table presents the average balance impact of acquisitions, by type:

	2006	2005	Increase
	(in thousands)		
Noninterest-bearing demand	**$ 289,332**	$ 33,042	$ 256,290
Interest-bearing demand	**160,938**	53,461	107,477
Savings/money market	**277,736**	76,251	201,485
Time deposits	**628,881**	74,907	553,974
Total	**$ 1,356,887**	$ 237,661	$ 1,119,226

The following table presents the growth in average deposits, by type, excluding the contribution of acquisitions:

	2006	2005	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Noninterest-bearing demand	$ **1,517,916**	$ 1,556,223	$ (38,307)	(2.5)%
Interest-bearing demand	**1,512,469**	1,494,305	18,164	1.2
Savings/money market	**2,062,666**	1,979,252	83,414	4.2
Time deposits	**3,505,309**	3,096,994	408,315	13.2
Total	$ **8,598,360**	$ 8,126,774	$ 471,586	5.8%

Excluding the impact of acquisitions, the Corporation experienced significant growth in certificates of deposit as a result of the FRB's rate increases over the past year, making them an attractive investment alternative for customers. The change in the composition of deposits contributed to the 95 basis point, or 45.7%, increase in the average cost of interest-bearing deposits in comparison to 2005.

Average borrowings increased $697.6 million, or 34.4%, during 2006. Excluding the impact of acquisitions, average short-term borrowings increased $242.9 million, or 20.5%, to $1.4 billion. The increase in short-term borrowings was mainly due to an increase in Federal funds purchased to fund loan growth, offset slightly by lower borrowings outstanding under customer repurchase agreements. Average long-term debt increased $230.0 million, or 27.4%, to $1.1 billion, with acquisitions contributing $29.3 million. The additional increase in long-term debt was primarily due to the issuance of $154.6 million of junior subordinated deferrable interest debentures in January 2006, the impact of $100.0 million of subordinated debt issued and outstanding since March 2005 and additional Federal Home Loan Bank (FHLB) advances.

2005 vs. 2004

Net interest income (FTE) increased $55.5 million, or 15.1%, from $367.0 million in 2004 to $422.3 million in 2005, due to both average balance sheet growth and a higher net interest margin for 2005 in comparison to 2004.

Average interest-earning assets grew 12.6%, from $9.6 billion in 2004 to $10.8 billion in 2005. Acquisitions contributed approximately $1.1 million to this increase. Interest income increased $132.7 million, or 26.4%, partially as a result of the increase in average earning assets, which contributed $76.7 million of the increase, with the remaining growth in interest income due to an increase in rates on interest-earning assets.

Average loans increased by $1.1 billion, or 16.4%, to $8.0 billion in 2005. Acquisitions contributed approximately $694.5 million to this increase in average balances. Loan growth was strong in the commercial and commercial mortgage categories, which together increased $284.6 million, or 7.0%, over 2004. Construction loans grew $40.0 million, or 14.5%, in comparison to 2004 mainly due to increased activity in the Pennsylvania and New Jersey markets. Residential mortgage and home equity loans showed strong growth of approximately $114.8 million due to promotional efforts and customers using home equity loans as a cost-effective refinance alternative. The average yield on loans during 2005 was 6.52%, a 70 basis point, or 12.0%, increase from 2004. This increase reflects the impact of a significant portfolio of adjustable rate loans, which repriced as interest rates increased throughout the year.

Average investments decreased $63.5 million, or 2.5%, in comparison to 2004. Excluding the impact of acquisitions, the investment balances would have decreased $390.7 million, or 15.8%. During 2004, proceeds from investment maturities were used to fund loan growth, however during 2005, the Corporation's purchases of new investment securities exceeded proceeds from sales and maturities. The average yield on investment securities improved 18 basis points from 3.76% in 2004 to 3.94% in 2005. This improvement was due partially to premium amortization decreasing, which is accounted for as a reduction of interest income, from $10.5 million in 2004 to $6.9 million in 2005 as prepayments on mortgage-backed securities decreased. The remaining increase was due to the maturity of lower yielding investments, with reinvestment at higher rates.

Interest expense increased $77.2 million, or 56.8%, to $213.2 million in 2005 from $136.0 million in 2004. The increase in interest expense was primarily due to a 67 basis point, or 38.3%, increase in the cost of total interest-bearing liabilities in 2005 in comparison to 2004. Competitive pricing pressures resulted in increased deposit rates in response to the FRB's rate increases throughout 2005. The remaining increase in interest expense was due to a $1.0 billion, or 13.1%, increase in total interest-bearing liabilities, resulting from both acquisitions and internal growth.

Average borrowings increased slightly during 2005, with the $51.6 million decrease in average short-term borrowings more than offset by a $199.7 million increase in long-term debt. Excluding the impact of acquisitions, average short-term borrowings decreased $147.4 million, or 13.4%, mainly due to a decrease in Federal funds purchased. In addition, customer cash management accounts, which are included in short-term borrowings, decreased $20.6 million, or 5.1%, to an average of $385.7 million in 2005. Average long-term debt increased $199.7 million, or 31.2%, to $839.8 million, with acquisitions contributing $51.7 million to the long-term debt increase. The additional increase in long-term borrowings was due to the Corporation's issuance of $100.0 million ten-year subordinated notes in March 2005 and an increase in FHLB advances as longer-term rates were locked in anticipation of continued rate increases.

Provision and Allowance for Loan Losses

The Corporation accounts for the credit risk associated with lending activities through its allowance and provision for loan losses. The provision is the expense recognized in the income statement to adjust the allowance to its proper balance, as determined through the application of the Corporation's allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" (SAB 102). See the "Critical Accounting Policies" section of Management's Discussion for a discussion of the Corporation's allowance for loan loss evaluation methodology.

A summary of the Corporation's loan loss experience follows:

	Year Ended December 31				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Loans outstanding at end of year	**$10,374,323**	$8,424,728	$ 7,533,915	$ 6,140,200	$ 5,295,459
Daily average balance of loans and leases	**$ 9,892,082**	$7,981,604	$ 6,857,386	$ 5,564,806	$ 5,381,950
Balance of allowance for loan losses at beginning of year	**$ 92,847**	$ 89,627	$ 77,700	$ 71,920	$ 71,872
Loans charged off:					
Commercial – financial and agricultural	**3,013**	4,095	3,482	6,604	7,203
Real estate – mortgage	**429**	467	1,466	1,476	2,204
Consumer	**3,138**	3,436	3,476	4,497	5,587
Leasing and other	**389**	206	453	651	676
Total loans charged off	**6,969**	8,204	8,877	13,228	15,670
Recoveries of loans previously charged off:					
Commercial – financial and agricultural	**2,863**	2,705	2,042	1,210	842
Real estate – mortgage	**268**	1,245	906	711	669
Consumer	**1,289**	1,169	1,496	1,811	2,251
Leasing and other	**97**	77	76	97	56
Total recoveries	**4,517**	5,196	4,520	3,829	3,818
Net loans charged off	**2,452**	3,008	4,357	9,399	11,852
Provision for loan losses	**3,498**	3,120	4,717	9,705	11,900
Allowance purchased	**12,991**	3,108	11,567	5,474	-
Balance at end of year	**$ 106,884**	$ 92,847	$ 89,627	$ 77,700	$ 71,920
Selected Asset Quality Ratios:					
Net charge-offs to average loans	**0.02%**	0.04%	0.06%	0.17%	0.22%
Allowance for loan losses to loans outstanding at end of year	**1.03%**	1.10%	1.19%	1.27%	1.36%
Non-performing assets (1) to total assets	**0.39%**	0.38%	0.30%	0.33%	0.47%
Non-accrual loans to total loans	**0.32%**	0.43%	0.30%	0.37%	0.45%

(1) Includes accruing loans past due 90 days or more.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table presents the aggregate amount of non-accrual and past due loans and other real estate owned (1):

	December 31				
	2006	2005	2004	2003	2002
	(in thousands)				
Non-accrual loans (2) (3)	**$ 33,113**	$ 36,560	$ 22,574	$ 22,422	$ 24,090
Accruing loans past due 90 days or more	**20,632**	9,012	8,318	9,609	14,095
Other real estate	**4,103**	2,072	2,209	585	938
Total	**$ 57,848**	$ 47,644	$ 33,101	$ 32,616	$ 39,123

(1) In 2006, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $2.6 million. The amount of interest income on non-accrual loans that was included in 2006 income was approximately $800,000.

(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest becomes current or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, that are determined to be sufficiently collateralized may continue to accrue interest after reaching 90 days past due.

(3) Excluded from the amounts presented at December 31, 2006 were $212.4 million in loans where possible credit problems of borrowers have caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms. These loans were reviewed for impairment under Statement 114, but continue to pay according to their contractual terms and are therefore not included in non-performing loans. Non-accrual loans include $18.5 million of impaired loans.

The following table summarizes the allocation of the allowance for loan losses by loan type:

	December 31									
	2006		2005		2004		2003		2002	
	(dollars in thousands)									
	Allowance	**% of Loans In Each Category**	Allowance	% of Loans in Each Category	Allowance	% of Loans in Each Category	Allowance	% of Loans in Each Category	Allowance	% of Loans in Each Category
Comm'l – financial & agricultural	**$ 52,942**	**28.6%**	$ 52,379	28.2%	$ 43,207	30.1%	$ 34,247	31.7%	$ 33,130	31.6%
Real estate – Mortgage	**37,197**	**65.5**	17,602	64.7	19,784	62.5	14,471	59.0	13,099	56.8
Consumer, leasing & other	**6,475**	**5.9**	7,935	7.1	16,289	7.4	16,279	9.3	14,178	11.6
Unallocated	**10,270**	**-**	14,931	-	10,347	-	12,703	-	11,513	-
Total	**$ 106,884**	**100.0%**	$ 92,847	100.0%	$ 89,627	100.0%	$ 77,700	100.0%	$ 71,920	100.0%

The provision for loan losses increased $378,000 from $3.1 million in 2005 to $3.5 million in 2006, after decreasing $1.6 million in 2005. Net charge-offs as a percentage of average loans were 0.02% in 2006, a two basis point decrease from 0.04% in 2005, which was a two basis point decrease from 2004. Total net charge-offs were $2.5 million in 2006 and $3.0 million in 2005. Non-performing assets as a percentage of total assets increased slightly from 0.38% at December 31, 2005 to 0.39% at December 31, 2006, after increasing nine basis points in 2005. While the non-performing assets ratio increased slightly in comparison to 2005, the level of non-performing assets was still relatively low in absolute terms. The 2006 increase was due primarily to the impact of a $10.0 million loan, which the Corporation placed on non-accrual in October 2006. This loan was for a community reinvestment act project that had been delayed as a result of funding shortfalls. The 2006 increase in accruing loans past due 90 days or more was due to a number of factors, most significantly the timing of certain loan payments and the adequate collateralization of certain real estate mortgage loans.

In recent years, net charge-offs approximated the amounts recorded for the provision for loan losses. In 2006, net charge-offs were less than the provision for loan losses due to adjustments to the allowance for loan loss during the year based on application of the Corporation's allowance methodology.

The provision for loan losses is determined by the allowance allocation process, whereby an estimated "need" is allocated to impaired loans as defined in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", or to pools of loans under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies". The allocation is based on risk factors, collateral levels, economic conditions and other relevant factors, as appropriate. The Corporation also maintains an unallocated allowance, which was approximately 10% at December 31, 2006. The unallocated allowance is used to cover any factors or conditions that might exist at the balance sheet date, but are not specifically identifiable. Management believes such an unallocated allowance is reasonable and appropriate as the estimates used in the allocation process are inherently imprecise. See additional disclosures in Note A, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements and "Critical Accounting Policies", in Management's Discussion. Management believes that the allowance balance of $106.9 million at December 31, 2006 is sufficient to cover losses inherent in the loan portfolio on that date and is appropriate based on applicable accounting standards.

Other Income and Expenses

2006 vs. 2005

<u>Other Income</u>

The following table presents the components of other income for the past two years:

	2006	2005	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Investment management and trust services	$ **37,441**	$ 35,669	$ 1,772	5.0%
Service charges on deposit accounts	**43,773**	40,198	3,575	8.9
Other service charges and fees	**26,792**	24,229	2,563	10.6
Gains on sales of loans	**21,086**	25,032	(3,946)	(15.8)
Gain on sale of deposits	**-**	2,200	(2,200)	N/A
Other	**13,344**	10,345	2,999	29.0
Total, excluding investment securities gains	**142,436**	137,673	4,763	3.5
Investment securities gains	**7,439**	6,625	814	12.3
Total	$ **149,875**	$ 144,298	$ 5,577	3.9%

The following table presents the amounts which were contributed by acquisitions:

	2006	2005	Increase
		(in thousands)	
Investment management and trust services	$ **805**	$ 114	$ 691
Service charges on deposit accounts	**2,508**	217	2,291
Other service charges and fees	**958**	171	787
Gains on sales of loans	**1,089**	33	1,056
Other	**1,161**	217	944
Total, excluding investment securities gains	**6,521**	752	5,769
Investment securities gains	**57**	-	57
Total	$ **6,578**	$ 752	$ 5,826

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table presents the components of other income for each of the past two years, excluding the amounts contributed by acquisitions:

	2006	2005	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Investment management and trust services	$ 36,636	$ 35,555	$ 1,081	3.0%
Service charges on deposit accounts	41,265	39,981	1,284	3.2
Other service charges and fees	25,834	24,058	1,776	7.4
Gains on sales of loans	19,997	24,999	(5,002)	(20.0)
Gain on sale of deposits	-	2,200	(2,200)	N/A
Other	12,183	10,128	2,055	20.3
Total, excluding investment securities gains	$ 135,915	$ 136,921	$ (1,006)	(0.7)%
Investment securities gains	7,382	6,625	757	11.4
Total	$ 143,297	$ 143,546	$ (249)	(0.2)%

The discussion that follows, unless otherwise noted, addresses changes in other income, excluding acquisitions.

Excluding investment securities gains, total other income decreased $1.0 million, or 0.7%, as slight growth in fee income was more than offset by decreased gains on sales of mortgage loans. The decrease in gains on sales of loans was due to the change in gains on the sale of mortgage loans, which were impacted by the increase in longer-term mortgage rates, resulting in both decreased volumes of $351.8 million, or 15.3%, and lower spreads on sales of 17 basis points.

Investment management and trust services increased slightly by $1.1 million, or 3.0%, primarily due to increases in trust commission income of $496,000, or 2.2%, resulting from positive trends within equity markets as well as expanded marketing initiatives to attract new customers.

Total service charges on deposit accounts increased $1.3 million, or 3.2%. The increase was due to increases of $1.2 million in overdraft fees and $1.2 million in cash management fees, offset by a $1.1 million decrease in other service charges on deposit accounts, primarily related to lower fees earned on both personal and commercial non-interest and interest-bearing demand accounts. During 2006, the rising interest rate environment made cash management services more attractive for business customers.

Other service charges and fees increased $1.8 million, or 7.4%, due to increases in letter of credit fees ($921,000, or 21.5%) and debit card fees ($951,000, or 14.7%), offset by decreases in merchant fees ($366,000, or 5.1%). Other income increased $2.1 million, or 20.3%, due to $2.2 million of gains on sales of branch and office facilities during 2006.

Including the impact of acquisitions, investment securities gains increased $814,000, or 12.3%, in 2006. Investment securities gains, net of realized losses, included realized gains on the sale of equity securities of $7.0 million in 2006, compared to $5.8 million in 2005, and $474,000 and $843,000 in 2006 and 2005, respectively, on the sale of debt securities, which were generally sold to take advantage of the interest rate environment.

Other Expenses

The following table presents the components of other expenses for each of the past two years:

	2006	2005	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Salaries and employee benefits	$ 213,913	$ 181,889	$ 32,024	17.6%
Net occupancy expense	36,493	29,275	7,218	24.7
Equipment expense	14,251	11,938	2,313	19.4
Data processing	12,228	12,395	(167)	(1.3)
Advertising	10,638	8,823	1,815	20.6
Telecommunications	7,966	7,035	931	13.2
Intangible amortization	7,907	5,311	2,596	48.9
Supplies	6,245	5,736	509	8.9
Postage	5,154	4,716	438	9.3
Professional fees	5,057	5,393	(336)	(6.2)
Other	46,139	43,780	2,359	5.4
Total	$ 365,991	$ 316,291	$ 49,700	15.7%

The following table presents the amounts included in the above totals which were contributed by acquisitions:

	2006	2005	Increase
	(in thousands)		
Salaries and employee benefits	$ 27,643	$ 3,483	$ 24,160
Net occupancy expense	6,162	1,029	5,133
Equipment expense	2,121	328	1,793
Data processing	1,560	377	1,183
Advertising	1,475	173	1,302
Telecommunications	1,007	109	898
Intangible amortization	3,483	711	2,772
Supplies	572	132	440
Postage	485	48	437
Professional fees	403	82	321
Other	4,818	562	4,256
Total	$ 49,729	$ 7,034	$ 42,695

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table presents the components of other expenses for each of the past two years, excluding the amounts contributed by acquisitions:

	2006	2005	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Salaries and employee benefits	$ **186,270**	$ 178,406	$ 7,864	4.4%
Net occupancy expense	**30,331**	28,246	2,085	7.4
Equipment expense	**12,130**	11,610	520	4.5
Data processing	**10,668**	12,018	(1,350)	(11.2)
Advertising	**9,163**	8,650	513	5.9
Telecommunications	**6,959**	6,926	33	0.5
Intangible amortization	**4,424**	4,600	(176)	(3.8)
Supplies	**5,673**	5,604	69	1.2
Postage	**4,669**	4,668	1	-
Professional fees	**4,654**	5,311	(657)	(12.4)
Other	**41,321**	43,218	(1,897)	(4.4)
Total	$ **316,262**	$ 309,257	$ 7,005	2.3%

The discussion that follows addresses changes in other expenses, excluding acquisitions.

Salaries and employee benefits increased $7.9 million, or 4.4%, in 2006, with the salary expense component increasing $6.8 million, or 4.7%. The increase was driven primarily by normal salary increases for existing employees and, to a lesser extent, due to an increase in the number of full-time employees. Also contributing to the increase in salaries was a $646,000 increase in stock-based compensation expense and $630,000 of bonuses accrued under a new corporate management incentive compensation plan, offset by a $630,000 decrease in bonuses accrued under pre-existing affiliate incentive compensation plans. Employee benefits increased $1.0 million, or 3.0%, due primarily to increased healthcare costs of $1.4 million, or 9.2%. Also contributing to the increase was a $626,000, or 8.0%, increase in profit sharing expenses. These increases were offset by decreased costs related to the Corporation's defined benefit pension plan of $1.3 million, or 36.1%, as a result of a $10.7 million contribution to the plan in 2005.

Net occupancy expense increased $2.1 million, or 7.4%, due to the expansion of the branch network, higher maintenance and utility costs, increased rent expense and depreciation of real property. Equipment expense increased $520,000, or 4.5%, in 2006, due to increased depreciation expense for equipment, higher rent expense related to office equipment and additions from the expansion of the branch network. A total of 12 and 8 new branch offices were opened in 2006 and 2005, respectively.

Data processing expense decreased $1.4 million, or 11.2%, due to savings realized from the consolidation of back office systems of two of the Corporation's recently acquired affiliate banks. Advertising expense increased $513,000, or 5.9%, primarily related to increased discretionary promotional campaigns during 2006. Professional fees decreased $657,000, or 12.4%, primarily related to legal fee recoveries in 2006 related to recoveries of non-accrual loans.

Other expense decreased $1.9 million, or 4.4%, in 2006 mainly due to a decrease of $1.0 million in losses recorded in connection with the settlement of a previously disclosed lawsuit. In addition, in 2005, the Corporation recorded a $600,000 expense for a loss incurred in an affiliate bank's mortgage operations. Finally, the Corporation realized certain state tax recoveries in 2006.

2005 vs. 2004

Other Income

In 2005, total other income increased $5.4 million, or 3.9%, including $10.5 million contributed by the acquisitions of SVB, First Washington and Resource. Excluding acquisitions and investment securities gains, other income increased $5.7 million, or 5.4%. The discussion that follows, unless noted, addresses changes in other income, excluding acquisitions.

Investment management and trust services decreased slightly by $104,000, or 0.3%. The 2005 decrease was due to brokerage revenue decreasing $242,000, or 2.0%, offset by trust commission income increasing $138,000, or 0.6%.

Total service charges on deposit accounts decreased $477,000, or 1.2%. The decrease was due to the Corporation reducing service charges on deposit accounts in an effort to remain competitive and the impact of rising interest rates on commercial deposit account service charge credits. This decrease was offset by increases in overdraft and cash management fees. Overdraft fees increased $778,000, or 4.7%, and cash management fees increased $229,000, or 3.0%. During 2005, the rising interest rate environment began to make cash management services more attractive for business customers.

Other service charges and fees increased $3.0 million, or 14.6%. The increase was driven by growth in letter of credit fees ($553,000, or 15.6%, increase), merchant fees ($2.2 million, or 44.4%, increase) and debit card fees ($712,000, or 12.6%, increase). The growth in merchant fees was primarily due to continued penetration in new markets. Debit card fees increased due to increased volume.

Gains on sales of loans decreased only $108,000, or 1.3%, as overall volumes remained strong despite a slight increase in longer-term mortgage rates. Other income increased $1.2 million, or 26.8%, due to growth in net servicing income on mortgage loans and gains on sales of other real estate owned.

The gain on sale of deposits resulted from the Corporation selling three branches and related deposits in two separate transactions during the second quarter of 2005. Virtually the entire $2.2 million gain resulted from the premiums received on the $36.7 million of deposits sold.

Including the impact of acquisitions, investment securities gains decreased $11.1 million, or 62.6%, in 2005. Investment securities gains included realized gains on the sale of equity securities of $5.8 million in 2005, down from $14.8 million in 2004, reflecting the general decline in the equity markets and bank stocks in particular, and $843,000 and $3.1 million in 2005 and 2004, respectively, on the sale of debt securities, which were generally sold to take advantage of the interest rate environment.

Other Expenses

Total other expenses increased $38.8 million, or 14.0%, in 2005, including $34.1 million due to acquisitions. The discussion that follows addresses changes in other expenses, excluding acquisitions.

Salaries and employee benefits increased $1.0 million, or 0.7%, in 2005, with the salary expense component increasing $856,000, or 0.7%. The increase was driven by normal salary increases for existing employees and a slight increase in the number of full-time employees, offset by a decrease in stock-based compensation expense from $3.9 million in 2004 to $1.0 million in 2005. The decrease in stock-based compensation expense was primarily due to a change in vesting for stock options from 100% vesting for the 2004 grant to a three-year vesting period for the 2005 grant. Employee benefits increased $163,000, or 0.6%, due primarily to increased retirement plan expenses, offset by lower healthcare expenses as the Corporation changed to a lower cost healthcare provider in 2005.

Net occupancy expense increased $1.8 million, or 8.4%. The increase resulted from the expansion of the branch network and the addition of new office space for certain affiliates. Equipment expense decreased $396,000, or 4.1%, in 2005, due to lower depreciation expense for equipment as items became fully depreciated, offset partially by increases due to additions for branch network and office expansions.

Data processing expense decreased $324,000, or 3.0%, reflecting the Corporation's success over the past few years in renegotiating key processing contracts with certain vendors, most notably an automated teller service provider, in 2005. Advertising expense increased $1.2 million, or 18.3%, mainly due to growth in retail promotional campaigns.

Intangible amortization decreased $785,000, or 18.1%. Intangible amortization consists of the amortization of unidentifiable intangible assets related to branch and loan acquisitions, core deposit intangible assets and other identified intangible assets. The decrease in 2005 was related to lower amortization related to core deposit intangible assets, which are amortized on an accelerated basis over the estimated life of the acquired core deposits.

Other expense increased $2.2 million, or 4.6%, in 2005 mainly due to a $2.2 million legal reserve recorded during the fourth quarter of 2005 related to the settlement of a lawsuit, which alleged that Resource Bank violated the Telephone Consumer Protection Act (TCPA), prior to being acquired by Fulton Financial in April 2004.

Income Taxes

Income taxes increased $9.1 million, or 12.7%, in 2006 and $6.7 million, or 10.3%, in 2005. The Corporation's effective tax rate (income taxes divided by income before income taxes) remained fairly stable at 30.2%, 30.1% and 30.2% in 2006, 2005 and 2004, respectively. In general, the variances from the 35% Federal statutory rate consisted of tax-exempt interest income and investments in low and moderate income housing partnerships (LIH Investments), which generate Federal tax credits. Net credits associated with LIH investments were $3.9 million, $4.9 million and $4.5 million in 2006, 2005 and 2004, respectively.

For additional information regarding income taxes, see Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Total assets increased $2.5 billion, or 20.3%, to $14.9 billion at December 31, 2006, from $12.4 billion at December 31, 2005. Excluding the Columbia acquisition in February 2006, total assets increased $969.0 million, or 7.8%. Total loans, net of the allowance for loan losses, increased $1.9 billion, or 23.2% ($882.9 million, or 10.6%, excluding the acquisition of Columbia). During 2006, increases in deposits and proceeds from short and long-term borrowings were used to fund loan growth, and to a lesser extent, investment security purchases. Total deposits increased $1.4 billion, or 16.2%, to $10.2 billion at December 31, 2006 ($458.7 million, or 5.2%, excluding the acquisition of Columbia); and total borrowings increased $825.7 million, or 38.2% ($561.5 million, or 26.0%, excluding the acquisition of Columbia).

The table below presents a condensed ending balance sheet for the Corporation, adjusted for the balances recorded for the 2006 acquisition of Columbia, in comparison to 2005 ending balances.

	2006			2005	Increase (decrease) (3)	
	Fulton Financial Corporation (As Reported)	Columbia Bancorp (1)	Fulton Financial Corporation (2)	Fulton Financial Corporation	$	%
	(dollars in thousands)					
Assets:						
Cash and due from banks	$ 355,018	$ 46,407	$ 308,611	$ 368,043	$ (59,432)	(16.1)%
Other earning assets	267,230	16,854	250,376	275,310	(24,934)	(9.1)
Investment securities	2,878,238	186,034	2,692,204	2,562,145	130,059	5.1
Loans, net allowance	10,267,439	1,052,684	9,214,755	8,331,881	882,874	10.6
Premises and equipment	191,401	7,775	183,626	170,254	13,372	7.9
Goodwill and intangible assets	663,775	218,060	445,715	448,422	(2,707)	(0.6)
Other assets	295,863	20,586	275,277	245,500	29,777	12.1
Total Assets	$ 14,918,964	$ 1,548,400	$ 13,370,564	$ 12,401,555	$ 969,009	7.8%
Liabilities and Shareholders' Equity:						
Deposits	$ 10,232,469	$ 968,936	$ 9,263,533	$ 8,804,839	$ 458,694	5.2%
Short-term borrowings	1,680,840	184,083	1,496,757	1,298,962	197,795	15.2
Long-term debt	1,304,148	80,136	1,224,012	860,345	363,667	42.3
Other liabilities	185,197	9,495	175,702	154,438	21,264	13.8
Total Liabilities	13,402,654	1,242,650	12,160,004	11,118,584	$ 1,041,420	9.4
Shareholders' equity	1,516,310	305,750	1,210,560	1,282,971	(72,411)	(5.6)
Total Liabilities and Shareholders' Equity	$ 14,918,964	$ 1,548,400	$ 13,370,564	$ 12,401,555	$ 969,009	7.8%

(1) Balances recorded for the February 1, 2006 acquisition of Columbia Bancorp.
(2) Excluding balances recorded for Columbia Bancorp.
(3) Fulton Financial Corporation, excluding balances recorded for Columbia Bancorp, as compared to 2005.

Loans

The following table presents loans outstanding, by type, as of the dates shown:

	December 31				
	2006	2005	2004	2003	2002
			(in thousands)		
Commercial – industrial and financial	**$ 2,603,224**	$ 2,044,010	$ 1,946,962	$ 1,594,451	$ 1,489,990
Commercial – agricultural	**361,962**	331,659	326,176	354,517	189,110
Real-estate – commercial mortgage	**3,213,809**	2,831,405	2,461,016	1,992,650	1,527,143
Real-estate – residential mortgage and home equity	**2,152,275**	1,773,256	1,650,139	1,322,977	1,239,603
Real-estate – construction	**1,428,809**	851,451	595,567	307,108	248,565
Consumer	**523,066**	520,098	488,059	498,428	526,611
Leasing and other	**100,711**	79,738	72,795	77,646	84,063
	10,383,856	8,431,617	7,540,714	6,147,777	5,305,085
Unearned income	**(9,533)**	(6,889)	(6,799)	(7,577)	(9,626)
Total	**$ 10,374,323**	$ 8,424,728	$ 7,533,915	$ 6,140,200	$ 5,295,459

Total loans, net of unearned income, increased $1.9 billion, or 23.1%, in 2006 ($884.8 million, or 10.5%, excluding the acquisition of Columbia). The internal growth of $884.8 million included increases in total commercial loans ($282.3 million, or, 13.8%), commercial mortgage loans ($245.1 million, or 8.7%), residential mortgage and home equity loans ($166.7 million, or 9.4%) and construction loans ($142.4 million, or 16.7%).

Approximately $4.6 billion, or 44.8%, of the Corporation's loan portfolio was in commercial mortgage and construction loans at December 31, 2006, compared to 43.7% at December 31, 2005. While the Corporation does not have a concentration of credit risk with any single borrower or industry, repayments on loans in these portfolios can be negatively influenced by decreases in real estate values. The Corporation mitigates this risk through stringent underwriting policies and procedures. In addition, more than half of commercial mortgages were for owner-occupied properties as of December 31, 2006. These types of loans are generally considered to involve less risk than non-owner-occupied mortgages.

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	December 31								
	2006			2005			2004		
	HTM	**AFS**	**Total**	HTM	AFS	Total	HTM	AFS	Total
					(in thousands)				
Equity securities	**$ -**	**$ 165,636**	**$ 165,636**	$ -	$ 135,532	$ 135,532	$ -	$ 170,065	$ 170,065
U.S. Government securities	**-**	**17,066**	**17,066**	-	35,118	35,118	-	68,449	68,449
U.S. Government sponsored agency securities	**7,648**	**288,465**	**296,113**	7,512	212,650	220,162	6,903	66,468	73,371
State and municipal	**1,262**	**488,279**	**489,541**	5,877	438,987	444,864	10,658	332,455	343,113
Corporate debt securities	**75**	**70,637**	**70,712**	-	65,834	65,834	650	71,127	71,777
Collateralized mortgage obligations	**-**	**492,524**	**492,524**	-	262,503	262,503	-	1,374	1,374
Mortgage-backed securities	**3,539**	**1,343,107**	**1,346,646**	4,869	1,393,263	1,398,132	6,790	1,714,920	1,721,710
Total	**$ 12,524**	**$2,865,714**	**$2,878,238**	$ 18,258	$2,543,887	$2,562,145	$ 25,001	$2,424,858	$2,449,859

Total investment securities increased $316.1 million, or 12.3% ($130.1 million, or 5.1%, excluding the acquisition of Columbia), to a balance of $2.9 billion at December 31, 2006.

The Corporation classified 99.6% of its investment portfolio as available for sale at December 31, 2006 and, as such, these investments were recorded at their estimated fair values. The net unrealized loss on non-equity available for sale investment securities decreased $18.9 million to a net unrealized loss of $41.0 million at December 31, 2006 from a net unrealized loss of $59.9 million at December 31, 2005, generally due to changes in interest rates.

At December 31, 2006, equity securities consisted of FHLB and other government agency stock ($72.3 million), stocks of other financial institutions ($79.8 million) and mutual funds ($13.5 million). The financial institutions stock portfolio has historically been a source of capital appreciation and realized gains ($7.0 million in 2006, $5.8 million in 2005 and $14.8 million in 2004). Management periodically sells bank stocks when, in its opinion, valuations and market conditions warrant such sales.

Other Assets

Cash and due from banks decreased $13.0 million, or 3.5% ($59.4 million, or 16.1%, excluding the acquisition of Columbia). Because of the daily fluctuations that result in the normal course of business, cash is more appropriately analyzed in terms of average balances. On an average balance basis, cash and due from banks decreased $10.6 million, or 3.1%, from $346.5 million in 2005 to $335.9 million in 2006. The decrease resulted from a reduction in the level of cash reserves required to be held against deposit liabilities as transaction account balances decreased.

Premises and equipment increased $21.1 million, or 12.4%, to $191.4 million, which included $7.8 million as a result of the acquisition of Columbia. The remaining increase reflects additions primarily for the construction of new branch facilities, offset by the sales of branch and office facilities during 2006.

Goodwill and intangible assets increased $215.4 million, or 48.0%, primarily due to the acquisition of Columbia. Other assets increased $50.4 million, or 20.5%, to $295.9 million, which included $20.6 million as a result of the acquisition of Columbia. The remaining net increase was due primarily to an increase in accrued interest receivable, as both loan balances and interest rates increased, and an increase in the cash surrender value of the Corporation's life insurance plans. These increases were offset by a decrease in the defined benefit pension plan asset as a result of recognizing the underfunded status of the plan, as required by Financial Accounting Standards Board (FASB) Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (Statement 158). See also Note L, "Employee Benefit Plans", in the Notes to Consolidated Financial Statements for additional information related to the Corporation's pension plan.

Deposits and Borrowings

Deposits increased $1.4 billion, or 16.2%, to $10.2 billion at December 31, 2006 ($458.7 million, or 5.2%, excluding the acquisition of Columbia). During 2006, total demand deposits increased $205.6 million, or 6.2% (decreased $128.5 million, or 3.9%, excluding the acquisition of Columbia), savings deposits increased $161.7 million, or 7.6% (decreased $9.1 million, or 0.4%, excluding the acquisition of Columbia), and time deposits increased $1.1 billion, or 31.5% ($596.2 million, or 17.7%, excluding the acquisition of Columbia). During 2006, consumers shifted from core demand and savings accounts to higher yielding time deposits due to increases in available interest rates.

Short-term borrowings, which consist mainly of Federal funds purchased and customer cash management accounts, increased $381.9 million, or 29.4% ($197.8 million, or 15.2%, excluding the acquisition of Columbia). The increase in 2006 was due to increases in customer cash management accounts, in the form of short-term promissory notes and purchases of Federal funds as loan growth outpaced deposit increases. Long-term debt increased $443.8 million, or 51.6% ($363.7 million, or 42.3%, excluding the acquisition of Columbia), primarily due to an increase in FHLB advances to fund loan growth and investment purchases, as well as the Corporation's issuance of $154.6 million of junior subordinated deferrable interest debentures in January 2006.

Other Liabilities

Other liabilities increased $30.8 million, or 19.9% ($21.3 million; or 13.7%; excluding the acquisition of Columbia). The increase was primarily attributable to an increase in accrued interest payable related to the increase in available rates and time deposit balances, the recognition of the Corporation's underfunded defined benefit pension plan liability, as required by Statement 158, and an increase in dividends payable to shareholders.

Shareholders' Equity

Total shareholders' equity increased $233.3 million, or 18.2%, to $1.5 billion, or 10.2% of ending total assets, as of December 31, 2006. This growth was due primarily to 2006 net income of $185.5 million and $154.2 million of stock issued for the Columbia acquisition, offset by $100.9 million of dividends paid to shareholders.

The Corporation periodically repurchases shares of its common stock under repurchase plans approved by the Board of Directors. These repurchases have historically been through open market transactions and have complied with all regulatory restrictions on the timing and amount of such repurchases. Shares may also be repurchased through an "Accelerated Share Repurchase" Program (ASR), which allows shares to be purchased immediately from an investment bank. The investment bank, in turn, repurchases shares on the open market over a period that is determined by the average daily trading volume of the Corporation's shares, among other factors. Shares repurchased have been added to treasury stock and are accounted for at cost. These shares are periodically reissued for various corporate needs.

Total treasury stock purchases were approximately 1.1 million shares in 2006, 5.3 million shares in 2005 and 4.9 million shares in 2004. Included in these amounts are shares purchased under ASR's, totaling 4.5 million in 2005 and 1.3 million in 2004. As of December 31, 2006, the Corporation had a stock repurchase plan in place for 2.1 million shares through June 30, 2007. Through December 31, 2006, 1.1 million shares had been repurchased under this plan.

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December 31, 2006, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, the Corporation and each of its bank subsidiaries' capital ratios exceeded the amounts required to be considered "well-capitalized" as defined in the regulations. See also Note J, "Regulatory Matters", in the Notes to Consolidated Financial Statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases. The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable at December 31, 2006:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 5,802,422	$ -	$ -	$ -	$ 5,802,422
Time deposits (2)	3,414,830	603,802	191,573	219,842	4,430,047
Short-term borrowings (3)	1,680,840	-	-	-	1,680,840
Long-term debt (3)	190,305	243,732	89,711	780,400	1,304,148
Operating leases (4)	11,813	17,741	13,325	44,000	86,879
Purchase obligations (5)	15,511	23,239	6,676	-	45,426

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits", in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt", in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note N, "Leases", in the Notes to Consolidated Financial Statements.
(5) Includes significant information technology, telecommunication and data processing outsourcing contracts. Variable obligations, such as those based on transaction volumes, are not included.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2006 (in thousands):

Commercial mortgage, construction and land development	$ 571,499
Home equity	674,089
Credit card	367,406
Commercial and other	2,702,516
Total commitments to extend credit	$ 4,315,510
Standby letters of credit	$ 739,056
Commercial letters of credit	34,193
Total letters of credit	$ 773,249

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the portrayal of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Allowance and Provision for Loan Losses – The Corporation accounts for the credit risk associated with its lending activities through the allowance and provision for loan losses. The allowance is an estimate of the losses inherent in the loan portfolio as of the balance sheet date. The provision is the periodic charge to earnings, which is necessary to adjust the allowance to its proper balance. On a quarterly basis, the Corporation assesses the adequacy of its allowance through a methodology that consists of the following:

- Identifying loans for individual review under Statement 114. In general, these consist of large balance commercial loans and commercial mortgages that are rated less than "satisfactory" based upon the Corporation's internal credit-rating process.
- Assessing whether the loans identified for review under Statement 114 are "impaired". That is, whether it is probable that all amounts will not be collected according to the contractual terms of the loan agreement, generally representing loans that management has placed on non-accrual status.
- For loans reviewed under Statement 114, calculating the estimated fair value, using observable market prices, discounted cash flows or the value of the underlying collateral.
- Classifying all non-impaired large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.
- Identifying all smaller balance homogeneous loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5). In general, these loans include residential mortgages, consumer loans, installment loans, smaller balance commercial loans and mortgages and lease receivables.
- Statement 5 loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on recent loss history and other relevant information.
- Reviewing the results to determine the appropriate balance of the allowance for loan losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and non-accrual loans and local and national economic conditions.
- An unallocated allowance is maintained to recognize the inherent imprecision in estimating and measuring loss exposure.
- Documenting the results of its review in accordance with SAB 102.

The allowance review methodology is based on information known at the time of the review. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings. Such changes could impact future results.

Accounting for Business Combinations – The Corporation accounts for all business acquisitions using the purchase method of accounting as required by Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141). Purchase accounting requires the purchase price to be allocated to the estimated fair values of the assets acquired and liabilities assumed. It also requires assessing the existence of and, if necessary, assigning a value to certain intangible assets. The remaining excess purchase price over the fair value of net assets acquired is recorded as goodwill.

The purchase price is established as the value of securities issued for the acquisition, cash consideration paid and certain acquisition-related expenses. The fair values of assets acquired and liabilities assumed are typically established through appraisals, observable market values or discounted cash flows. Management has engaged independent third-party valuation experts to assist in valuing certain assets, particularly intangibles. Other assets and liabilities are generally valued using the Corporation's internal asset/liability modeling system. The assumptions used and the final valuations, whether prepared internally or by a third party, are reviewed by management. Due to the complexity of purchase accounting, final determinations of values can be time consuming and, occasionally, amounts included in the Corporation's consolidated balance sheets and consolidated statements of income are based on preliminary estimates of value.

Goodwill and Intangible Assets – Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) addresses the accounting for goodwill and intangible assets subsequent to acquisition. Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense in the consolidated income statement.

Goodwill is not amortized to expense, but is evaluated at least annually for impairment. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill. The Corporation determined that no impairment write-offs were necessary during 2006, 2005 and 2004.

Business unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges in the future.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an impairment test between annual tests is necessary. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unauthorized competition, the loss of key employees, or similar events. The Corporation has not performed an interim goodwill impairment test during the past three years as no such events have occurred. However, such an interim test could be necessary in the future.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered from future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The Corporation recorded a valuation allowance of $11.1 million as of December 31, 2006 for certain state net operating losses that are not expected to be recovered. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's financial statements.

See also Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (Statement 155). Statement 155 amends the guidance in FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, thereby eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. Statement 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement date after the beginning of a company's first fiscal year that begins after September 15, 2006, or January

1, 2007 for the Corporation. The adoption of Statement 155 did not have an impact on the Corporation's consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" (Statement 156). Statement 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. Statement 156 also provides guidance on subsequent measurement methods for each class of separately recognized servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006, or January 1, 2007 for the Corporation. The Corporation had elected to continue amortizing mortgage servicing rights over the estimated lives of the underlying loans. As a result, the adoption of this standard did not impact the Corporation's consolidated financial statements.

In April 2006, the FASB issued Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" (Staff Position FIN 46(R)-6). This staff position addresses how an entity should determine the variability to be considered in applying FASB Interpretation No. FIN 46(R) (FIN 46). The variability that is to be considered in applying FIN 46 affects the determination of (a) whether the entity is a variable interest entity (VIE), (b) which interests are "variable interests" in the entity and (c) which party, if any, is the primary beneficiary of the VIE. The requirements prescribed by this staff position are to be applied prospectively for all new arrangements at the commencement of the first reporting period that begins after June 15, 2006, or July 1, 2006 for the Corporation. The new requirements need not be applied to entities that have previously been analyzed under FIN 46 unless a reconsideration event occurs. The staff position had no impact the Corporation's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Specifically, the interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006, or January 1, 2007 for the Corporation. The Corporation is evaluating the impact of FIN 48 on all tax positions and does not believe there is any material impact of adopting FIN 48 upon any recognized tax positions as of December 31, 2006. See Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosure requirements for fair value measurements. Statement 157 does not require any new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007, or January 1, 2008 for the Corporation. The Corporation is currently evaluating the impact of Statement 157 on the consolidated financial statements.

In September 2006, the FASB issued Statement 158, which requires employers to recognize the overfunded or underfunded status of defined benefit pension and post-retirement plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which changes occur through other comprehensive income, in addition to expanded disclosure requirements. The standard requires employers to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet, for fiscal years ending after December 15, 2008, or December 31, 2008 for the Corporation. All other requirements of the standard are effective for employers with defined benefit pension or post-retirement plans that issue publicly traded equity securities, for fiscal years ending after December 15, 2006, or December 31, 2006 for the Corporation. As of December 31, 2006, the Corporation adopted Statement 158 on a prospective basis, resulting in a reclassification of the Corporation's Pension Plan and Post-retirement Plan liabilities. For details related to the Corporation's adoption of Statement 158, see Note L, "Employee Benefit Plans", in the Notes to Consolidated Financial Statements.

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (EITF 06-4). EITF 06-4 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to post-retirement periods. EITF 06-4 requires that the post-retirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer and that the obligation is not settled upon entering into an insurance arrangement. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The Corporation is currently evaluating the impact of EITF 06-4 on the consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (Statement 159). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends Statement 115 to, among other things, require certain disclosures for amounts for which the fair value option is applied. Additionally, this standard provides that an entity may reclassify held-to-maturity and available-for-sale securities to the trading account when the fair value option is elected for such securities, without calling into question the intent to hold other securities to maturity in the future. This standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, or January 1, 2008 for the Corporation. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement 157. The Corporation has not completed its assessment of SFAS 159 and the impact, if any, on the consolidated financial statements.

MARKET RISK

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, foreign currency risk and commodity price risk. Due to the nature of its operations, only equity market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk

Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. The Corporation's equity investments consist of common stocks of publicly traded financial institutions, U.S. Government sponsored agency stocks and money market mutual funds. The equity investments most susceptible to equity market price risk are the financial institutions stocks, which had a cost basis of approximately $79.7 million and a fair value of $79.6 million at December 31, 2006. Gross unrealized gains in this portfolio were approximately $2.9 million at December 31, 2006.

Although the carrying value of the financial institutions stocks accounted for only 0.5% of the Corporation's total assets, any unrealized gains in the portfolio represent a potential source of revenue. The Corporation has a history of realizing gains from this portfolio and, if values were to decline significantly, this revenue could be materially impacted.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the companies. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading. Future cash flows from these investments are not provided in the table on page 33 as such investments do not have maturity dates.

The Corporation has evaluated, based on existing accounting guidance, whether any unrealized losses on individual equity investments constituted "other-than-temporary" impairment, which would require a write-down through a charge to earnings. Based on the results of such evaluations, the Corporation recorded write-downs of $122,000 in 2006, $65,000 in 2005 and $137,000 in 2004 for specific equity securities which were deemed to exhibit other-than-temporary impairment in value. Additional impairment charges may be necessary depending upon the performance of the equity markets in general and the performance of the individual investments held by the Corporation. See also Note C, "Investment Securities", in the Notes to Consolidated Financial Statements.

In addition to the risk of changes in the value of its equity portfolio, the Corporation's investment management and trust services revenue could also be impacted by fluctuations in the securities markets. A portion of the Corporation's trust revenue is based on the value of the underlying investment portfolios. If securities markets contract, the Corporation's revenue could be negatively impacted. In addition, the ability of the Corporation to sell its brokerage services is dependent, in part, upon consumers' level of confidence in the outlook for rising securities prices.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a bi-weekly basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings. The primary goal of asset/liability management is to address the liquidity and net interest income risks noted above.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the ongoing cash flow requirements of customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity sources are found on both sides of the balance sheet. Liquidity is provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investments. Liquidity is also provided through the availability of deposits and borrowings.

The Corporation's sources and uses of cash were discussed in general terms in the "Overview" section of Management's Discussion. The consolidated statements of cash flows provide additional information. The Corporation generated $199.3 million in cash from operating activities during 2006, mainly due to net income. Investing activities resulted in a net cash outflow of $1.1 billion, compared to a net cash outflow of $588.5 million in 2005. Financing activities resulted in net cash proceeds of $911.8 million in 2006, compared to net cash proceeds of $532.0 million in 2005 as net funds were provided by increases in time deposits and borrowings, outpacing repayments of long-term debt and shareholder dividends.

Liquidity must also be managed at the Fulton Financial Corporation parent company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Parent Company meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings.

In January 2006, the Corporation purchased all of the common stock of a new Delaware business trust, Fulton Capital Trust I, which was formed for the purpose of issuing $150.0 million of trust preferred securities at an effective rate of approximately 6.50%. In connection with this transaction the Parent Company issued $154.6 million of junior subordinated deferrable interest debentures to the trust. These debentures carry the same rate and mature on February 1, 2036. In 2005, the Corporation issued $100.0 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35%. Interest is paid semi-annually.

In 2004, the Parent Company entered into a revolving line of credit agreement with an unaffiliated bank. Under the terms of the agreement, the Parent Company can borrow up to $100.0 million with interest calculated at the one-month London Interbank Offering Rate (LIBOR) plus 0.35%. The credit agreement requires the Corporation to maintain certain financial ratios related to capital strength and earnings. As of December 31, 2006, there was $36.3 million borrowed against this line. The Corporation was in compliance with all required covenants under the credit agreement as of December 31, 2006.

These borrowings, most notably the revolving line of credit agreement, supplement the liquidity available from subsidiaries through dividends and provide some flexibility in Parent Company cash management. Management continues to monitor the liquidity and capital needs of the Parent Company and will implement appropriate strategies, as necessary, to remain well-capitalized and to meet its cash needs.

At December 31, 2006, liquid assets (defined as cash and due from banks, short-term investments, Federal funds sold, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $3.5 billion, or 23.2% of total assets. This compares to $3.2 billion, or 25.5% of total assets, at December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following tables present the expected maturities of investment securities at December 31, 2006 and the weighted average yields of such securities (calculated based on historical cost):

HELD TO MATURITY (at amortized cost)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government sponsored agency securities	$ -	-	$ 7,648	4.03%	$ -	-	$ -	-
State and municipal (1)	142	3.56	941	5.93	179	5.59	-	-
Other securities	50	-	25	2.00	-	-	-	-
Total	$ 192	2.63%	$ 8,614	4.23%	$ 179	5.59%	$ -	-
Mortgage-backed securities (2)	$ 3,539	6.44%						

AVAILABLE FOR SALE (at estimated fair value)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government securities	$ 17,066	5.16%	$ -	-	$ -	-	$ -	-
U.S. Government sponsored agency securities (3)	38,600	4.36	243,777	5.08	4,771	5.13	1,317	7.04
State and municipal (1)	24,320	5.14	274,567	4.70	84,737	5.65	104,655	6.84
Other securities	50	5.30	4,191	6.22	-	-	66,396	7.17
Total	$ 80,036	4.77%	$522,535	4.89%	$ 89,508	5.63%	$172,368	6.97%
Collateralized mortgage obligations (2)	$ 492,524	5.24%						
Mortgage-backed securities (2)	$1,343,107	4.02%						

(1) Weighted average yields on tax-exempt securities have been computed on a fully tax-equivalent basis assuming a tax rate of 35 percent.

(2) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balance and weighted average rate is shown in one period.

(3) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types, excluding consumer loans and leases, subject to changes in interest rates as of December 31, 2006:

	One Year or Less	One Through Five Years	More Than Five Years	Total
	(in thousands)			
Commercial, financial and agricultural:				
Floating rate	$ 1,456,715	$ 475,713	$ 225,704	$ 2,158,132
Fixed rate	309,313	407,876	89,865	807,054
Total	$ 1,766,028	$ 883,589	$ 315,569	$ 2,965,186
Real-estate – mortgage:				
Floating rate	$ 620,216	$ 1,594,790	$ 1,377,582	$ 3,592,588
Fixed rate	370,450	976,975	426,071	1,773,496
Total	$ 990,666	$ 2,571,765	$ 1,803,653	$ 5,366,084
Real-estate – construction:				
Floating rate	$ 1,029,168	$ 152,214	$ 47,538	$ 1,228,920
Fixed rate	85,380	39,078	75,431	199,889
Total	$ 1,114,548	$ 191,292	$ 122,969	$ 1,428,809

From a funding standpoint, the Corporation has been able to rely over the years on a stable base of "core" deposits. Even though the Corporation has experienced notable changes in the composition and interest sensitivity of this deposit base, it has been able to rely on this base to provide needed liquidity. In addition, the Corporation issues certificates of deposits in various denominations, including jumbo time deposits, repurchase agreements and short-term borrowings as potential sources of liquidity.

Contractual maturities of time deposits of $100,000 or more outstanding at December 31, 2006 are as follows (in thousands):

Three months or less	$ 369,560
Over three through six months	291,073
Over six through twelve months	394,241
Over twelve months	161,242
Total	$ 1,216,116

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. At December 31, 2006, the Corporation had $998.5 million in term advances from the FHLB with an additional $1.3 billion of borrowing capacity (including both short-term funding on its lines of credit and long-term borrowings). This availability, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

The following table provides information about the Corporation's interest rate sensitive financial instruments. The table presents expected cash flows and weighted average rates for each significant interest rate sensitive financial instrument, by expected maturity period (dollars in thousands).

	Expected Maturity Period							Estimated
	2007	2008	2009	2010	2011	Beyond	Total	Fair Value
Fixed rate loans (1)	$ 924,799	$ 605,999	$ 511,552	$ 358,602	$ 248,512	$ 596,918	$ 3,246,382	$ 3,135,763
Average rate	6.64%	6.35%	6.47%	6.60%	6.65%	6.33%	6.50%	
Floating rate loans (7) (8)	3,136,621	780,789	616,523	502,517	416,318	1,655,019	7,107,787	7,045,241
Average rate	8.27%	7.74%	7.74%	7.77%	7.27%	6.72%	7.71%	
Fixed rate investments (2)	485,813	465,730	414,713	618,332	263,061	419,856	2,667,505	2,626,069
Average rate	4.27%	3.97%	4.17%	4.02%	4.52%	5.10%	4.30%	
Floating rate investments (2)	70	1,592	101	500	-	91,727	93,990	94,320
Average rate	5.12%	4.99%	5.72%	6.25%	-	5.57%	5.56%	
Other interest-earning assets	267,230	-	-	-	-	-	267,230	267,230
Average rate	6.92%	-	-	-	-	-	6.92%	
Total	$ 4,814,533	$ 1,854,110	$ 1,542,889	$ 1,479,951	$ 927,891	$ 2,763,520	$13,382,894	$ 13,168,623
Average rate	7.48%	6.34%	6.36%	5.92%	6.32%	6.35%	6.70%	
Fixed rate deposits (3)	$ 3,422,714	$ 457,792	$ 137,390	$ 99,857	$ 82,354	$ 194,524	$ 4,394,631	$ 4,377,688
Average rate	4.50%	4.22%	4.14%	4.45%	4.75%	4.53%	4.46%	
Floating rate deposits (4)	1,737,694	273,033	273,033	260,297	253,787	3,039,959	5,837,803	5,837,803
Average rate	3.01%	1.02%	1.02%	0.90%	0.84%	0.69%	1.43%	
Fixed rate borrowings (5)	284,564	196,989	59,565	89,565	536	261,435	892,654	909,647
Average rate	5.10%	5.17%	4.95%	5.92%	4.75%	5.87%	5.41%	
Floating rate borrowings (6)	1,861,951	228,000	-	-	-	1,565	2,091,516	2,091,516
Average rate	5.03%	4.73%	-	-	-	8.44%	5.00%	
Total	$ 7,306,923	$ 1,155,814	$ 469,988	$ 449,719	$ 336,677	$ 3,497,483	$ 13,216,604	$ 13,216,654
Average rate	4.30%	3.73%	2.43%	2.69%	1.80%	1.30%	3.27%	

(1) Amounts are based on contractual payments and maturities, adjusted for estimated prepayments.
(2) Amounts are based on contractual maturities; adjusted for estimated prepayments on mortgage-backed securities, collateralized mortgage obligations and expected call on agency and municipal securities.
(3) Amounts are based on contractual maturities of time deposits.
(4) Estimated based on history of deposit flows.
(5) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls.
(6) Amounts include Federal funds purchased, short-term promissory notes, floating FHLB advances and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.
(7) Floating rate loans include adjustable rate mortgages.
(8) Line of credit amounts are based on historical cash flows, with an average life of approximately 5 years.

The preceding table and discussion addressed the liquidity implications of interest rate risk and focused on expected cash flows from financial instruments. Expected maturities, however, do not necessarily reflect the net interest income impact of interest rate changes. Certain financial instruments, such as adjustable rate loans, have repricing periods that differ from expected cash flows. Fair market value adjustments related to acquisitions are not included in the preceding table.

In addition to the interest rate sensitive financial instruments included in the preceding table, the Corporation also had interest rate swaps with a notional amount of $290.0 million as of December 31, 2006. These swaps were used to hedge certain long-term fixed rate certificates of deposit. The terms of the certificates of deposit and the interest rate swaps are similar and were committed to simultaneously. Under the terms of the swap agreements, the Corporation is the fixed rate receiver and the floating rate payer (generally tied to the three-month LIBOR, a common index used for setting rates between financial institutions). The combination of the interest rate swaps and the issuance of the certificates of deposit generates long-term floating rate funding for the Corporation. As of December 31, 2006, the Corporation's weighted average receive and pay rates were 4.62% and 5.28%, respectively.

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having non-contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations includes the effect of expected cash flows. Estimated prepayment effects are applied to these balances based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month gap to plus or minus 15% of total earning assets. The cumulative six-month gap as of December 31, 2006 was negative 4.1%. The cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities as of December 31, 2006 was 0.91.

Simulation of net interest income is performed for the next twelve-month period. A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to rate movements. The Corporation's policy limits the potential exposure of net interest income to 10% of the base case net interest income for every 100 basis point "shock" in interest rates. A "shock" is an immediate upward or downward movement of short-term interest rates with changes across the yield curve based upon industry projections. The following table summarizes the expected impact of interest rate shocks on net interest income:

Rate Shock	Annual change in net interest income	% Change
+300 bp	+ $7.5 million	+1.6%
+200 bp	+ $5.1 million	+1.1%
+100 bp	+ $2.7 million	+0.6%
-100 bp	- $4.4 million	-0.9%
-200 bp	- $11.8 million	-2.4%
-300 bp	- $21.2 million	-4.4%

Economic value of equity estimates the discounted present value of asset cash flows and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. A policy limit of 10% of economic equity may be at risk for every 100 basis point "shock" in interest rates. As of December 31, 2006, the Corporation was within policy limits for every basis point "shock" movement in interest rates.

As with any modeling system, the results of the static gap and simulation of net interest income and economic value of equity are a function of the assumptions and projections built into the model. The actual behavior of the financial instruments could differ from these assumptions and projections.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMMON STOCK

As of December 31, 2006, the Corporation had 173.6 million shares of $2.50 par value common stock outstanding held by 53,000 holders of record. The common stock of the Corporation is traded on The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per-share cash dividends declared for each of the quarterly periods in 2006 and 2005. Per-share amounts have been retroactively adjusted to reflect the effect of stock dividends and splits.

	Price Range		Per-Share
	High	Low	Dividend
2006			
First Quarter	**$ 17.35**	**$ 16.07**	**$ 0.138**
Second Quarter	**16.47**	**15.36**	**0.1475**
Third Quarter	**16.99**	**15.55**	**0.1475**
Fourth Quarter	**16.88**	**15.65**	**0.1475**
2005			
First Quarter	$ 17.92	$ 16.00	$ 0.126
Second Quarter	17.14	15.68	0.138
Third Quarter	18.00	15.43	0.138
Fourth Quarter	16.90	14.87	0.138

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information about options outstanding under the Corporation's 1996 Incentive Stock Option Plan and 2004 Stock Option and Compensation Plan as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	7,996,776	$12.65	14,864,642
Equity compensation plans not approved by security holders	-	-	-
Total	7,996,776	$12.65	14,864,642

PERFORMANCE GRAPH

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2001, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on The NASDAQ Stock Market and (iii) common stock of the performance peer group approved by the Board of Directors on September 21, 2004 consisting of bank and financial holding companies located throughout the United States with assets between $6-20 billion which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

The graph below shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.


Total Return Performance
200
175
150
125
100
75
50
Index Value
2001
2002
2003
2004
2005
2006
Fulton Financial Corporation
NASDAQ Composite
Fulton Financial Peer Group

	Period Ending December 31					
Index	2001	2002	2003	2004	2005	2006
Fulton Financial Corporation	$100.00	$104.42	$140.24	$161.58	$157.56	$162.67
NASDAQ Composite	$100.00	$68.76	$103.67	$113.16	$115.57	$127.58
Fulton Financial Peer Group	$100.00	$100.53	$130.70	$151.98	$151.50	$165.31

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced plan or program	Maximum number of shares that may yet be purchased under the plan or program
(10/01/06 – 10/31/06)	-	-	-	1,043,490
(11/01/06 – 11/30/06)	-	-	-	1,043,490
(12/01/06 – 12/31/06)	5,000	$15.99	5,000	1,038,490

On March 21, 2006 a stock repurchase plan was approved by the Board of Directors to repurchase up to 2.1 million shares through December 31, 2006. On December 19, 2006 the Board of Directors extended the stock repurchase plan through June 30, 2007. As of December 31, 2006, 1.1 million shares were repurchased under this plan. No stock repurchases were made outside the plans and all were made under the guidelines of Rule 10b-18 and in compliance with Regulation M.

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CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per-share data)

	December 31	
Assets	**2006**	2005
Cash and due from banks	**$ 355,018**	$ 368,043
Interest-bearing deposits with other banks	**27,529**	31,404
Federal funds sold	**659**	528
Loans held for sale	**239,042**	243,378
Investment securities:		
Held to maturity (estimated fair value of $12,534 in 2006 and $18,317 in 2005)	**12,524**	18,258
Available for sale	**2,865,714**	2,543,887
Loans, net of unearned income	**10,374,323**	8,424,728
Less: Allowance for loan losses	**(106,884)**	(92,847)
Net Loans	**10,267,439**	8,331,881
Premises and equipment	**191,401**	170,254
Accrued interest receivable	**71,825**	53,261
Goodwill	**626,042**	418,735
Intangible assets	**37,733**	29,687
Other assets	**224,038**	192,239
Total Assets	**$ 14,918,964**	$ 12,401,555
Liabilities		
Deposits:		
Noninterest-bearing	**$ 1,831,419**	$ 1,672,637
Interest-bearing	**8,401,050**	7,132,202
Total Deposits	**10,232,469**	8,804,839
Short-term borrowings:		
Federal funds purchased	**1,022,351**	939,096
Other short-term borrowings	**658,489**	359,866
Total Short-Term Borrowings	**1,680,840**	1,298,962
Accrued interest payable	**61,392**	38,604
Other liabilities	**123,805**	115,834
Federal Home Loan Bank advances and long-term debt	**1,304,148**	860,345
Total Liabilities	**13,402,654**	11,118,584
Shareholders' Equity		
Common stock, $2.50 par value, 600 million shares authorized, 190.8 million shares issued in 2006 and 181.0 million shares issued in 2005	**476,987**	430,827
Additional paid-in capital	**1,246,823**	996,708
Retained earnings	**92,592**	138,529
Accumulated other comprehensive loss	**(39,091)**	(42,285)
Treasury stock (17.1 million shares in 2006 and 16.1 million shares in 2005), at cost	**(261,001)**	(240,808)
Total Shareholders' Equity	**1,516,310**	1,282,971
Total Liabilities and Shareholders' Equity	**$ 14,918,964**	$ 12,401,555

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per-share data)

	Year Ended December 31		
Interest Income	**2006**	2005	2004
Loans, including fees	**$ 727,297**	$ 517,413	$ 394,765
Investment securities:			
Taxable	**97,652**	74,921	76,792
Tax-exempt	**14,896**	12,114	9,553
Dividends	**6,568**	4,793	4,023
Loans held for sale	**15,564**	14,940	8,407
Other interest income	**2,530**	1,586	103
Total Interest Income	**864,507**	625,767	493,643
Interest Expense			
Deposits	**246,941**	140,774	89,779
Short-term borrowings	**78,043**	34,414	15,182
Long-term debt	**53,960**	38,031	31,033
Total Interest Expense	**378,944**	213,219	135,994
Net Interest Income	**485,563**	412,548	357,649
Provision for Loan Losses	**3,498**	3,120	4,717
Net Interest Income After Provision for Loan Losses	**482,065**	409,428	352,932
Other Income			
Investment management and trust services	**37,441**	35,669	34,817
Service charges on deposit accounts	**43,773**	40,198	39,451
Other service charges and fees	**26,792**	24,229	20,494
Gains on sales of loans	**21,086**	25,032	19,262
Investment securities gains	**7,439**	6,625	17,712
Other	**13,344**	12,545	7,128
Total Other Income	**149,875**	144,298	138,864
Other Expenses			
Salaries and employee benefits	**213,913**	181,889	166,026
Net occupancy expense	**36,493**	29,275	23,813
Equipment expense	**14,251**	11,938	10,769
Data processing	**12,228**	12,395	11,430
Advertising	**10,638**	8,823	6,943
Intangible amortization	**7,907**	5,311	4,726
Other	**70,561**	66,660	53,808
Total Other Expenses	**365,991**	316,291	277,505
Income Before Income Taxes	**265,949**	237,435	214,281
Income Taxes	**80,422**	71,361	64,673
Net Income	**$ 185,527**	$ 166,074	$ 149,608
Per-Share Data:			
Net Income (Basic)	**$ 1.07**	$ 1.01	$ 0.95
Net Income (Diluted)	**1.06**	1.00	0.94
Cash Dividends	**0.581**	0.540	0.493

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
				(dollars in thousands)			
Balance at January 1, 2004	149,189,000	$ 284,480	$ 648,155	$ 104,187	$ 12,267	$ (100,772)	$ 948,317
Comprehensive Income:							
Net Income				149,608			149,608
Unrealized loss on securities (net of $5.6 million tax effect)					(10,329)		(10,329)
Less - reclassification adjustment for gains included in net income (net of $6.2 million tax expense)					(11,513)		(11,513)
Minimum pension liability adjustment (net of $300,000 tax effect)					(558)		(558)
Total comprehensive income							127,208
Stock dividend - 5%		15,278	100,247	(115,615)			(90)
Stock issued, including related tax benefits	1,376,000		(9,141)			19,027	9,886
Stock-based compensation awards			3,900				3,900
Stock issued for acquisition of Resource Bankshares Corporation	11,851,000	21,498	164,365				185,863
Stock issued for acquisition of First Washington FinancialCorp	7,533,000	14,348	110,877				125,225
Acquisition of treasury stock	(4,941,000)					(78,966)	(78,966)
Cash dividends - $0.493 per share				(77,256)			(77,256)
Balance at December 31, 2004	165,008,000	$ 335,604	$ 1,018,403	$ 60,924	$ (10,133)	$ (160,711)	$ 1,244,087
Comprehensive Income:							
Net Income				166,074			166,074
Unrealized loss on securities (net of $14.1 million tax effect)					(26,219)		(26,219)
Unrealized loss on derivative financial instruments (net of $1.2 million tax effect)					(2,185)		(2,185)
Less - reclassification adjustment for gains included in net income (net of $2.3 million tax expense)					(4,306)		(4,306)
Minimum pension liability adjustment (net of $300,000 tax effect)					558		558
Total comprehensive income							133,922
5-for-4 stock split paid in the form of a 25% stock dividend		84,046	(84,114)				(68)
Stock issued, including related tax benefits	1,176,000	1,809	4,179			5,071	11,059
Stock-based compensation awards			1,041				1,041
Stock issued for acquisition of SVB Financial Services, Inc.	3,934,000	9,368	57,199				66,567
Acquisition of treasury stock	(5,250,000)					(85,168)	(85,168)
Cash dividends - $0.540 per share				(88,469)			(88,469)
Balance at December 31, 2005	**164,868,000**	**$ 430,827**	**$ 996,708**	**$ 138,529**	**$ (42,285)**	**$ (240,808)**	**$ 1,282,971**
Comprehensive Income:							
Net Income				**185,527**			**185,527**
Unrealized gain on securities (net of $9.8 million tax effect)					**18,132**		**18,132**
Unrealized loss on derivative financial instrument (net of $702,000 tax effect)					**(1,304)**		**(1,304)**
Less - reclassification adjustment for gains included in net income (net of $2.6 million tax expense)					**(4,835)**		**(4,835)**
Total comprehensive income							**197,520**
Adjustment to initially apply Statement 158 (net of $3.1 million tax effect)					**(8,799)**		**(8,799)**
Stock dividend - 5%		**22,648**	**107,952**	**(130,600)**			
Stock issued, including related tax benefits	**1,222,000**	**2,989**	**6,868**				**9,857**
Stock-based compensation awards			**1,687**				**1,687**
Stock issued for acquisition of Columbia Bancorp	**8,619,000**	**20,523**	**133,608**				**154,131**
Acquisition of treasury stock	**(1,061,000)**					**(16,770)**	**(16,770)**
Accelerated share repurchase settlement						**(3,423)**	**(3,423)**
Cash dividends - $0.581 per share				**(100,864)**			**(100,864)**
Balance at December 31, 2006	**173,648,000**	**$ 476,987**	**$ 1,246,823**	**$ 92,592**	**$ (39,091)**	**$ (261,001)**	**$ 1,516,310**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **185,527**	$ 166,074	$ 149,608
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**3,498**	3,120	4,717
Depreciation and amortization of premises and equipment	**16,905**	14,338	12,409
Net amortization of investment security premiums	**3,608**	5,158	9,906
Deferred income tax (benefit) expense	**(5,779)**	990	816
Investment securities gains	**(7,439)**	(6,625)	(17,712)
Gains on sales of loans	**(21,086)**	(25,468)	(19,262)
Proceeds from sales of mortgage loans held for sale	**1,948,276**	2,300,098	1,475,000
Originations of mortgage loans held for sale	**(1,922,854)**	(2,315,410)	(1,456,465)
Amortization of intangible assets	**7,907**	5,311	4,726
Stock-based compensation	**1,687**	1,041	3,900
Excess tax benefits from stock-based compensation	**(783)**	(269)	(177)
(Increase) decrease in accrued interest receivable	**(11,908)**	(10,501)	22
(Increase) decrease in other assets	**(12,613)**	5,376	4,636
Increase (decrease) in accrued interest payable	**21,741**	11,008	(759)
(Decrease) increase in other liabilities	**(7,384)**	(7,750)	(3,266)
Total adjustments	**13,776**	(19,583)	25,023
Net cash provided by operating activities	**199,303**	146,491	174,631
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**147,194**	143,806	235,332
Proceeds from maturities of securities held to maturity	**5,923**	10,846	8,870
Proceeds from maturities of securities available for sale	**598,111**	666,060	816,834
Purchase of securities held to maturity	**(698)**	(4,403)	(11,402)
Purchase of securities available for sale	**(868,876)**	(861,897)	(269,776)
Decrease (increase) in short-term investments	**20,598**	78,265	(9,188)
Net increase in loans	**(886,372)**	(589,053)	(577,403)
Net cash (paid for) received from acquisitions	**(109,729)**	(3,791)	7,810
Net purchase of premises and equipment	**(30,277)**	(28,336)	(16,161)
Net cash (used in) provided by investing activities	**(1,124,126)**	(588,503)	184,916
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in demand and savings deposits	**(137,546)**	35,153	293,331
Net increase (decrease) in time deposits	**596,240**	400,672	(174,453)
Additions to long-term debt	**550,166**	319,606	45,000
Repayments of long-term debt	**(186,499)**	(168,207)	(63,509)
Increase (decrease) in short-term borrowings	**197,795**	104,438	(338,845)
Dividends paid	**(98,022)**	(85,495)	(74,802)
Net proceeds from issuance of common stock	**9,074**	10,722	9,619
Excess tax benefits from stock-based compensation	**783**	269	177
Acquisition of treasury stock	**(20,193)**	(85,168)	(78,966)
Net cash provided by (used in) financing activities	**911,798**	531,990	(382,448)
Net (Decrease) Increase in Cash and Due From Banks	**(13,025)**	89,978	(22,901)
Cash and Due From Banks at Beginning of Year	**368,043**	278,065	300,966
Cash and Due From Banks at End of Year	$ **355,018**	$ 368,043	$ 278,065
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	$ **357,203**	$ 202,211	$ 136,753
Income taxes	**77,327**	60,539	54,457

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its wholly owned banking subsidiaries: Fulton Bank, Lebanon Valley Farmers Bank, Swineford National Bank, Lafayette Ambassador Bank, FNB Bank N.A., Hagerstown Trust, Delaware National Bank, The Bank, The Peoples Bank of Elkton, Skylands Community Bank, Resource Bank, First Washington State Bank, Somerset Valley Bank and The Columbia Bank as well as its financial services subsidiaries, Fulton Financial Advisors, N.A., and Fulton Insurance Services Group, Inc. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Financial Realty Company, Fulton Reinsurance Company, LTD, Central Pennsylvania Financial Corp., FFC Management, Inc. and FFC Penn Square, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for loan losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services throughout central and eastern Pennsylvania, Maryland, Delaware, New Jersey and Virginia. Industry diversity is the key to the economic well being of these markets and the Corporation is not dependent upon any single customer or industry.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements as well as revenues and expenses during the period. Actual results could differ from those estimates.

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized security gains and losses are computed using the specific identification method and are recorded on a trade date basis. Securities are evaluated periodically to determine whether a decline in their value is other than temporary. Declines in value that are determined to be other than temporary are recorded as realized losses.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for loans held for sale which are carried at the lower of aggregate cost or market value. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as an adjustment to interest income using the effective yield method.

Accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, except for adequately collateralized mortgage loans. When interest accruals are discontinued, unpaid interest credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest become current or the loan is considered secured and in the process of collection.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan using the effective interest method as an adjustment to interest income. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related mortgage loan.

Allowance for Loan Losses: The allowance for loan losses is increased by charges to expense and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated fair value of the underlying collateral, and current economic conditions. Management believes that the allowance for loan losses is adequate, however, future changes to the allowance may be necessary based on changes in any of these factors.

The allowance for loan losses consists of two components – specific allowances allocated to individually impaired loans, as defined by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), and allowances calculated for pools of loans under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5).

Commercial loans and commercial mortgages are reviewed for impairment under Statement 114 if they are both greater than $100,000 and are rated less than "satisfactory" based upon the Corporation's internal credit-rating process. A satisfactory loan does not present more than a normal credit risk based on the strength of the borrower's management, financial condition and trends, and the type and sufficiency of underlying collateral. It is expected that the borrower will be able to satisfy the terms of the loan agreement.

A loan is considered to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, these are loans that management has placed on non-accrual status. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. An allowance is allocated to an impaired loan if the carrying value exceeds the calculated estimated fair value.

All loans not reviewed for impairment are evaluated under Statement 5. In addition to commercial loans and mortgages not meeting the impairment evaluation criteria discussed above, these include residential mortgages, consumer loans, installment loans and lease receivables. These loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on quantitative factors such as recent loss history and qualitative factors such as economic conditions and trends.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for loan losses. Consumer loans are generally charged off when they become 120 days past due if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as an increase to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

Lease financing receivables include both open and closed end leases for the purchase of vehicles and equipment. Residual values are set at the inception of the lease and are reviewed periodically for impairment. If the impairment is considered to be other than temporary, the resulting reduction in the net investment in the lease is recognized as a loss in the period.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 5 years for equipment. Leasehold improvements are amortized over the shorter of 15 years or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned and are included in other assets initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in other income and other expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSR's) related to loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSR's are amortized as a reduction to servicing income over the estimated lives of the underlying loans. In addition, MSR's are evaluated quarterly for impairment and, if necessary, additional amortization is recorded.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" (Statement 156). Statement 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. Statement 156 also provides guidance on subsequent measurement methods for each class of separately recognized servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006, or January 1, 2007 for the Corporation. The Corporation has elected to continue amortizing MSR's over the estimated lives of the underlying loans. As a result, the adoption of this standard did not impact the Corporation's consolidated financial statements.

Derivative Financial Instruments: As of December 31, 2006, interest rate swaps with a notional amount of $290.0 million were used to hedge certain long-term fixed rate certificates of deposit. The terms of the certificates of deposit and the interest rate swaps are similar and were committed to simultaneously. Under the terms of the swap agreements, the Corporation is the fixed rate receiver and the floating rate payer (generally tied to the three month London Interbank Offering Rate, or LIBOR, a common index used for setting rates between financial institutions). The interest rate swaps are classified as fair value hedges and both the interest rate swaps and the certificates of deposit are recorded at fair value, with changes in the fair values during the period recorded to other income or expense. For interest rate swaps accounted for as fair value hedges, ineffectiveness is the difference between the changes in the fair value of the interest rate swaps and the hedged items, in this case the certificates of deposit. The Corporation's analysis of effectiveness indicated the hedges were highly effective as of December 31, 2006. For the year ended December 31, 2006, a net gain of $217,000 was recorded in other expense, representing the net impact of the changes in fair values of the interest rate swaps and the certificates of deposit, compared to a net loss of $110,000 recorded for the year ended December 31, 2005.

The Corporation entered into a forward-starting interest rate swap with a notional amount of $150.0 million in October 2005 in anticipation of the issuance of $150.0 million of trust preferred securities in January 2006. This was accounted for as a cash flow hedge as it hedges the variability of interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. As of December 31, 2005, $2.2 million had been recorded as an other comprehensive loss, representing the estimated fair value of the swap on that date, net of a $1.2 million tax effect. The Corporation settled this derivative in January 2006 for a total payment of $5.5 million to the counterparty that resulted in an additional $1.4 million charge to other comprehensive loss, net of a $751,000 tax effect. The total amount recorded to other comprehensive loss, $3.6 million, is being amortized to interest expense over the life of the related securities using the effective interest method. The total amount of net losses in accumulated other comprehensive loss that will be reclassified to interest expense in 2007 is expected to be approximately $185,000.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (Statement 155). Statement 155 amends the guidance in FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, thereby eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. Statement 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement date after the beginning of a company's first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Corporation. Adoption of Statement 155 did not have an impact on the Corporation's consolidated financial statements.

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income and net credits received from investments in low and moderate income housing partnerships (LIH investments). Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Specifically, the interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006, or January 1, 2007 for the Corporation. The Corporation is evaluating the impact of FIN 48 on all tax positions and does not believe there is any material impact of adopting FIN 48 on the Corporation's consolidated financial statements.

Stock-Based Compensation: The Corporation accounts for its stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (Statement 123R), which requires public companies to recognize compensation expense related to stock-based compensation awards in their income statements. Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards.

Net Income Per Share: The Corporation's basic net income per share is calculated as net income divided by the weighted average number of shares outstanding. For diluted net income per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There were no adjustments to net income to arrive at diluted net income per share.

	2006	2005	2004
		(in thousands)	
Weighted average shares outstanding (basic)	**172,830**	164,234	156,759
Impact of common stock equivalents	**2,042**	2,026	1,694
Weighted average shares outstanding (diluted)	**174,872**	166,260	158,453
Stock options excluded from the diluted shares computation as their effect would have been anti-dilutive	**2,179**	1,197	-

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns several separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated using the fees currently charged to enter into similar agreements with similar terms.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method as required by Statement of Financial Accounting Standards No. 141, "Business Combinations". Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets and liabilities acquired, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142), goodwill is not amortized to expense, but is tested for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are to be charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. Based on the results of these tests the Corporation concluded that there was no impairment and no write-downs were recorded in 2006, 2005 or 2004. If certain events occur which might indicate goodwill has been impaired between annual tests, the goodwill must be tested when such events occur.

As required by Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions" the excess purchase price recorded in qualifying branch acquisitions are treated in the same manner as Statement 142 goodwill.

Variable Interest Entities: FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51" (FIN 46), provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. Under FIN 46, a company must consolidate a VIE if the company has a variable interest that will absorb a majority of the VIE's losses, if they occur, and/or receive a majority of the VIE's residual returns, if they occur. For the Corporation, FIN 46 affects securities issued by subsidiary trusts (Subsidiary Trusts) and its LIH investments.

As required by Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" (Staff Position FIN 46(R)-6), the Corporation has addressed how an entity should determine the variability to be considered in applying FIN 46, including, the determination of (a) whether the entity is a VIE, (b) which interests are "variable interests" in the entity and (c) which party, if any, is the primary beneficiary of the VIE. The staff position had no impact the Corporation's consolidated financial statements.

The provisions of FIN 46 related to Subsidiary Trusts, as interpreted by the Securities and Exchange Commission (SEC), disallow consolidation of Subsidiary Trusts in the financial statements of the Corporation. As a result, securities that were issued by the trusts (Trust Preferred Securities) are not included in the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the Subsidiary Trusts, which have the same total balance and rate as the combined equity securities and trust preferred securities issued by the Subsidiary Trusts, remain in long-term debt (See Note I, "Short-Term Borrowings and Long-Term Debt").

LIH Investments are amortized under the effective interest method over the life of the Federal income tax credits generated as a result of such investments, generally ten years. At December 31, 2006 and 2005, the Corporation's LIH Investments, included in other assets on the consolidated balance sheets, totaled $41.3 million and $44.2 million, respectively. The net income tax benefit associated with these investments was $3.9 million, $4.9 million, and $4.5 million in 2006, 2005 and 2004, respectively. None of the Corporation's LIH Investments met the consolidation criteria of FIN 46 or Staff Position FIN 46(R)-6 as of December 31, 2006 or 2005.

Fair Value Measurements: In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosure requirements for fair value measurements. Statement 157 does not require any new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007, or January 1, 2008 for the Corporation. The Corporation is currently evaluating the impact of Statement 157 on the consolidated financial statements.

Endorsement Split-Dollar Life Insurance Arrangements: In September 2006, the FASB ratified Emerging Issues Task Force (EITF) issue 06-4, "Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements " (EITF 06-4). EITF 06-4 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to post-retirement periods. EITF 06-4 would require that the post-retirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer and that the obligation is not settled upon entering into an insurance arrangement. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The Corporation is currently evaluating the impact of EITF 06-4 on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Option for Financial Assets and Liabilities: In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (Statement 159). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends Statement 115 to, among other things, require certain disclosures for amounts for which the fair value option is applied. Additionally, this standard provides that an entity may reclassify held-to-maturity and available-for-sale securities to the trading account when the fair value option is elected for such securities, without calling into question the intent to hold other securities to maturity in the future. This standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, or January 1, 2008 for the Corporation. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement 157. The Corporation has not completed its assessment of SFAS 159 and the impact, if any, on the consolidated financial statements.

Reclassifications and Restatements: Certain amounts in the 2005 and 2004 consolidated financial statements and notes have been reclassified to conform to the 2006 presentation.

The Corporation paid a 5% stock dividend in June 2006. All share and per-share information has been restated to reflect the impact of this stock dividend.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amount of such reserves as of December 31, 2006 and 2005 was $13.7 million and $97.4 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

2006 Held to Maturity	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
		(in thousands)		
U.S. Government sponsored agency securities	$ 7,648	$ -	$ (68)	$ 7,580
State and municipal securities	1,262	11	-	1,273
Corporate debt securities	75	-	-	75
Mortgage-backed securities	3,539	68	(1)	3,606
	$ 12,524	$ 79	$ (69)	$ 12,534

2006 Available for Sale	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Equity securities	$ 165,931	$ 2,960	$ (3,255)	$ 165,636
U.S. Government securities	17,062	5	(1)	17,066
U.S. Government sponsored agency securities	289,816	129	(1,480)	288,465
State and municipal securities	493,525	1,599	(6,845)	488,279
Corporate debt securities	69,575	1,449	(387)	70,637
Collateralized mortgage obligations	494,484	1,609	(3,569)	492,524
Mortgage-backed securities	1,376,651	2,265	(35,809)	1,343,107
	$ 2,907,044	$ 10,016	$ (51,346)	$ 2,865,714

2005 Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government sponsored agency securities	$ 7,512	$ -	$ (103)	$ 7,409
State and municipal securities	5,877	19	-	5,896
Mortgage-backed securities	4,869	143	-	5,012
	$ 18,258	$ 162	$ (103)	$ 18,317

2005 Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity securities	$ 137,462	$ 2,029	$ (3,959)	$ 135,532
U.S. Government securities	35,124	-	(6)	35,118
U.S. Government sponsored agency securities	213,748	163	(1,261)	212,650
State and municipal securities	444,034	1,044	(6,091)	438,987
Corporate debt securities	64,478	1,860	(504)	65,834
Collateralized mortgage obligations	265,033	301	(2,831)	262,503
Mortgage-backed securities	1,445,796	556	(53,089)	1,393,263
	$ 2,605,675	$ 5,953	$ (67,741)	$ 2,543,887

The amortized cost and estimated fair value of debt securities at December 31, 2006, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 192	$ 192	$ 80,242	$ 80,036
Due from one year to five years	8,614	8,556	529,333	522,535
Due from five years to ten years	179	179	90,153	89,508
Due after ten years	-	-	170,250	172,368
	8,985	8,927	869,978	864,447
Collateralized mortgage obligations	-	-	494,484	492,524
Mortgage-backed securities	3,539	3,607	1,376,651	1,343,107
	$ 12,524	$ 12,534	$2,741,113	$2,700,078

Gross gains totaling $7.1 million, $5.9 million and $14.8 million were realized on the sale of equity securities during 2006, 2005 and 2004, respectively. Gross losses on the sale of equity securities, including losses recognized for other than temporary impairment, as discussed below, totaling $163,000, $68,000 and $149,000 were realized during 2006, 2005 and 2004, respectively. Gross gains totaling $555,000, $1.7 million and $3.1 million were realized on the sale of debt securities during 2006, 2005 and 2004, respectively. Gross losses totaling $81,000, $811,000 and $28,000 were realized on the sale of debt securities during 2006, 2005 and 2004, respectively.

Securities carried at $1.4 billion and $1.3 billion at December 31, 2006 and 2005, respectively, were pledged as collateral to secure public and trust deposits, customer repurchase agreements and interest rate swaps. Available for sale equity securities include restricted investment securities issued by the Federal Home Loan Bank and Federal Reserve Bank totaling $71.8 million and $56.9 million at December 31, 2006 and 2005, respectively.

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
U.S. Government securities	$ 5,948	$ (1)	$ -	$ -	$ 5,948	$ (1)
U.S. Government sponsored agency securities	121,546	(361)	130,767	(1,187)	252,313	(1,548)
State and municipal securities	60,640	(500)	294,956	(6,345)	355,596	(6,845)
Corporate debt securities	8,112	(145)	13,180	(242)	21,292	(387)
Collateralized mortgage obligations	175,527	(1,045)	120,192	(2,524)	295,719	(3,569)
Mortgage-backed securities	99,432	(2,075)	1,034,860	(33,735)	1,134,292	(35,810)
Total debt securities	471,205	(4,127)	1,593,955	(44,033)	2,065,160	(48,160)
Equity securities	22,325	(1,638)	16,623	(1,617)	38,948	(3,255)
	$ 493,530	$ (5,765)	$ 1,610,578	$ (45,650)	$ 2,104,108	$ (51,415)

The majority of the mortgage-backed securities shown in the above table were purchased during 2003 and 2004 when mortgage rates were at historical lows. Unrealized losses on these securities at December 31, 2006 resulted from the increase in market rates over the past 30 months. Because the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association guarantee the timely payment of principal on mortgage-backed securities, the credit risk for these securities is minimal and, as such, no impairment write-offs were considered to be necessary. For similar reasons, the Corporation does not consider unrealized losses associated with U.S. government sponsored agency securities or state and municipal securities as an indication of impairment.

The Corporation evaluates whether unrealized losses on equity investments indicate other than temporary impairment. Based upon this evaluation, losses of $122,000, $65,000 and $137,000 were recognized in 2006, 2005 and 2004, respectively.

NOTE D – LOANS AND ALLOWANCE FOR LOAN LOSSES

Gross loans are summarized as follows as of December 31:

	2006	2005
	(in thousands)	
Commercial - industrial and financial	**$ 2,603,224**	$ 2,044,010
Commercial - agricultural	**361,962**	331,659
Real-estate - commercial mortgage	**3,213,809**	2,831,405
Real-estate - residential mortgage	**696,836**	567,733
Real-estate - home equity	**1,455,439**	1,205,523
Real-estate - construction	**1,428,809**	851,451
Consumer	**523,066**	520,098
Leasing and other	**100,711**	79,738
	10,383,856	8,431,617
Unearned income	**(9,533)**	(6,889)
	$10,374,323	$ 8,424,728

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2006	2005	2004
		(in thousands)	
Balance at beginning of year	**$ 92,847**	$ 89,627	$ 77,700
Loans charged off	**(6,969)**	(8,204)	(8,877)
Recoveries of loans previously charged off	**4,517**	5,196	4,520
Net loans charged off	**(2,452)**	(3,008)	(4,357)
Provision for loan losses	**3,498**	3,120	4,717
Allowance purchased	**12,991**	3,108	11,567
Balance at end of year	**$ 106,884**	$ 92,847	$ 89,627

The following table presents non-performing assets as of December 31:

	2006	2005
	(in thousands)	
Non-accrual loans	$ 33,113	$ 36,560
Accruing loans greater than 90 days past due	20,632	9,012
Other real estate owned	4,103	2,072
	$ 57,848	$ 47,644

The amount of overdraft deposit balances that have been reported as loans were $24.3 million and $18.9 million as of December 31, 2006 and 2005, respectively.

Interest of approximately $2.6 million, $3.0 million and $1.5 million was not recognized as interest income due to the non-accrual status of loans during 2006, 2005 and 2004, respectively.

The recorded investment in loans that were considered to be impaired as defined by Statement 114 was $18.5 million and $13.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, impaired loans had related allowances for loan losses of $5.1 million and $5.9 million, respectively. There were no impaired loans in 2006 and 2005 that did not have a related allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 2006, 2005 and 2004 was approximately $13.7 million, $9.1 million and $7.4 million, respectively.

The Corporation applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. The Corporation recognized interest income of approximately $636,000, $462,000 and $55,000 on impaired loans in 2006, 2005 and 2004, respectively.

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans, including unadvanced commitments, was $273.8 million and $267.2 million at December 31, 2006 and 2005, respectively. During 2006, additions totaled $65.3 million and repayments totaled $90.0 million. The Columbia Bank added $16.4 million to related party loans.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $981.4 million and $1.1 billion at December 31, 2006 and 2005, respectively.

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2006	2005
	(in thousands)	
Land	$ 30,610	$ 26,693
Buildings and improvements	203,551	180,153
Furniture and equipment	136,576	119,179
Construction in progress	8,034	5,483
	378,771	331,508
Less: Accumulated depreciation and amortization	(187,370)	(161,254)
	$ 191,401	$ 170,254

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2006	2005	2004
		(in thousands)	
Balance at beginning of year	$ 418,735	$ 364,019	$ 127,202
Goodwill additions	207,307	54,716	236,817
Balance at end of year	$ 626,042	$ 418,735	$ 364,019

See Note Q, "Mergers and Acquisitions" for information regarding goodwill acquired in 2006 and 2005.

The following table summarizes intangible assets at December 31:

	2006			2005		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
			(in thousands)			
Amortizing:						
Core deposit	$ 50,279	$ (17,927)	$ 32,352	$ 35,590	$ (11,214)	$ 24,376
Non-compete	475	(230)	245	475	(135)	340
Unidentifiable	8,897	(6,305)	2,592	8,897	(5,206)	3,691
Total amortizing	59,651	(24,462)	35,189	44,962	(16,555)	28,407
Non-amortizing	2,544	-	2,544	1,280	-	1,280
	$ 62,195	$ (24,462)	$ 37,733	$ 46,242	$ (16,555)	$ 29,687

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2006, these assets had a weighted average remaining life of approximately eight years. Unidentifiable intangible assets related to branch acquisitions are amortized on a straight-line basis over ten years. Non-compete intangible assets are being amortized on a straight-line basis over five years, which is the term of the underlying contracts. Amortization expense related to intangible assets totaled $7.9 million, $5.3 million and $4.7 million in 2006, 2005 and 2004, respectively.

Amortization expense for the next five years is expected to be as follows (in thousands):

Year	
2007	$ 7,463
2008	6,222
2009	5,489
2010	4,692
2011	3,514

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in mortgage servicing rights (MSR's), which are included in other assets in the consolidated balance sheets:

	2006	2005	2004
		(in thousands)	
Balance at beginning of year	**$ 7,515**	$ 8,157	$ 8,396
Originations of mortgage servicing rights	**724**	1,548	2,138
Amortization expense	**(1,640)**	(2,190)	(2,377)
Balance at end of year	**$ 6,599**	$ 7,515	$ 8,157

MSR's represent the economic value to be derived by the Corporation from its existing contractual rights to service mortgage loans that have been sold. Accordingly, prepayments of the underlying mortgage loan prepayments can impact the value of MSR's.

The Corporation estimates the fair value of its MSR's by discounting the estimated cash flows of servicing revenue, net of costs, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSR's. The estimated fair value of MSR's was approximately $8.2 million and $8.8 million at December 31, 2006 and 2005, respectively.

Estimated MSR amortization expense for the next five years, based on balances at December 31, 2006 and the expected remaining lives of the underlying loans follows (in thousands):

Year	
2007	$ 1,649
2008	1,477
2009	1,280
2010	1,055
2011	800

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2006	2005
	(in thousands)	
Noninterest-bearing demand	**$ 1,831,419**	$ 1,672,637
Interest-bearing demand	**1,683,857**	1,637,007
Savings and money market accounts	**2,287,146**	2,125,475
Time deposits	**4,430,047**	3,369,720
	$10,232,469	$ 8,804,839

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $1.2 billion and $749.6 million at December 31, 2006 and 2005, respectively. The scheduled maturities of time deposits as of December 31, 2006 were as follows (in thousands):

Year	
2007	$ 3,414,830
2008	461,853
2009	141,949
2010	104,901
2011	86,672
Thereafter	219,842
	$ 4,430,047

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at December 31, 2006, 2005 and 2004 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2006	2005	2004	**2006**	2005	2004
	(in thousands)					
Federal funds purchased	**$ 1,022,351**	$ 939,096	$ 676,922	**$ 1,236,941**	$ 939,096	$ 849,200
Securities sold under agreements to repurchase	**339,207**	352,937	500,206	**498,541**	573,991	708,830
Short-term promissory notes	**279,076**	-	-	**282,035**	-	-
FHLB overnight repurchase agreements	**-**	2,000	-	**2,000**	2,000	-
Revolving line of credit	**36,318**	-	11,930	**55,600**	33,180	26,000
Other	**3,888**	4,929	5,466	**5,435**	13,219	5,807
	$ 1,680,840	$ 1,298,962	$ 1,194,524			

The following table presents information related to securities sold under agreements to repurchase:

	December 31		
	2006	2005	2004
	(dollars in thousands)		
Amount outstanding at December 31	**$ 339,207**	$ 352,937	$ 500,206
Weighted average interest rate at year end	**3.57%**	2.61%	1.03%
Average amount outstanding during the year	**$ 356,561**	$ 436,244	$ 531,196
Weighted average interest rate during the year	**3.40%**	2.12%	0.97%

The Corporation has a $100.0 million revolving line of credit agreement with an unaffiliated bank that provides for interest to be paid on outstanding balances at the one-month LIBOR plus 0.35%. The credit agreement requires the Corporation to maintain certain financial ratios related to capital strength and earnings. The Corporation was in compliance with all required covenants under the credit agreement as of December 31, 2006.

Federal Home Loan Bank advances and long-term debt included the following as of December 31:

	2006	2005
	(in thousands)	
Federal Home Loan Bank advances	$ 998,521	$ 717,037
Junior subordinated deferrable interest debentures	206,705	40,724
Subordinated debt	100,000	100,000
Other long-term debt	1,999	3,880
Unamortized issuance costs	(3,077)	(1,296)
	$ 1,304,148	$ 860,345

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks ($75.0 million and $61.4 million outstanding at December 31, 2006 and 2005, respectively). This line of credit is secured by equity securities and insurance investments and bears interest at the prime rate, minus 1.5%. Although the line of credit and related interest have been eliminated in consolidation, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

In January 2006, the Corporation purchased all of the common stock of a subsidiary trust, Fulton Capital Trust I, which was formed for the purpose of issuing $150.0 million of Trust Preferred Securities at a fixed rate of 6.29% and an effective rate of approximately 6.50% as a result of issuance costs and the settlement cost of the forward-starting interest rate swap. In connection with this transaction, $154.6 million of junior subordinated deferrable interest debentures were issued to the trust. These debentures carry the same rate and mature on February 1, 2036.

In addition to Fulton Capital Trust I, the Parent Company owns all of the common stock of eight Subsidiary Trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for Federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier I regulatory capital, or if certain other contingencies arise. The Trust Preferred Securities must be redeemed upon maturity. The following table details the terms of the debentures (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Rate at December 31, 2006	Amount	Maturity	Callable	Callable Rate
Premier Capital Trust	Fixed	8.57 %	$ 10,310	8/15/2028	8/15/2008	104.3%
PBI Capital Trust II	Variable	8.86 %	15,464	11/7/2032	11/7/2007	100.0
Resource Capital Trust III	Variable	8.86 %	3,093	11/7/2032	11/7/2007	100.0
Bald Eagle Statutory Trust I	Variable	8.81 %	4,124	7/31/2031	7/31/2006	107.5
Bald Eagle Statutory Trust II	Variable	8.92 %	2,578	6/26/2032	6/26/2007	100.0
Columbia Capital Trust I	Variable	8.01 %	6,186	6/30/2039	6/30/2009	100.0
Columbia Capital Trust II	Variable	7.25 %	4,124	3/15/2035	3/15/2010	100.0
Columbia Capital Trust III	Variable	7.13 %	6,186	6/15/2035	6/15/2010	100.0
Fulton Capital Trust I	Fixed	6.29 %	154,640	12/31/2036	NA	NA
			$ 206,705			

The $100.0 million of subordinated debt matures April 1, 2015 and carries a fixed rate of 5.35%. Interest is paid semi-annually in October and April of each year.

Federal Home Loan Bank advances mature through March 2027 and carry a weighted average interest rate of 4.76%. As of December 31, 2006, the Corporation had an additional borrowing capacity of approximately $1.3 billion with the Federal Home Loan Bank. Advances from the Federal Home Loan Bank are secured by Federal Home Loan Bank stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of Federal Home Loan Bank advances and long-term debt as of December 31, 2006 (in thousands):

Year	
2007	$ 190,305
2008	184,594
2009	59,138
2010	89,116
2011	595
Thereafter	780,400
	$ 1,304,148

NOTE J – REGULATORY MATTERS

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Under such limitations, the total amount available for payment of dividends by subsidiary banks was approximately $320 million at December 31, 2006.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of each bank subsidiary's regulatory capital. At December 31, 2006, the maximum amount available for transfer from the subsidiary banks to the Parent Company in the form of loans and dividends was approximately $410 million.

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2006, that all of its bank subsidiaries meet the capital adequacy requirements to which they are subject.

As of December 31, 2006, the Corporation's five significant subsidiaries, Fulton Bank, The Columbia Bank, Lafayette Ambassador Bank, The Bank and Resource Bank were well-capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. As of December 31, 2005, the Corporation's four significant subsidiaries, Fulton Bank, Lafayette Ambassador Bank, The Bank and Resource Bank were also well-capitalized. To be categorized as well-capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2006 that management believes have changed the institutions' categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1.0 billion.

As of December 31, 2006	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	Well-Capitalized Amount	Well-Capitalized Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,287,443	11.7%	$ 880,074	8.0%	$1,100,093	10.0%
Fulton Bank	496,555	11.2	356,238	8.0	445,297	10.0
The Columbia Bank	147,565	11.9	99,272	8.0	124,090	10.0
The Bank	119,237	11.4	83,679	8.0	104,599	10.0
Lafayette Ambassador Bank	107,102	10.7	80,069	8.0	100,086	10.0
Resource Bank	107,459	11.2	76,921	8.0	96,151	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,083,953	9.9%	$ 440,037	4.0%	$ 660,056	6.0%
Fulton Bank	401,584	9.0	178,119	4.0	267,178	6.0
The Columbia Bank	134,167	10.8	49,636	4.0	74,454	6.0
The Bank	96,821	9.3	41,840	4.0	62,759	6.0
Lafayette Ambassador Bank	90,332	9.0	40,035	4.0	60,052	6.0
Resource Bank	89,215	9.3	38,460	4.0	57,691	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,083,953	7.7%	$ 425,125	3.0%	$ 708,541	5.0%
Fulton Bank	401,584	7.1	168,974	3.0	281,624	5.0
The Columbia Bank	134,167	9.2	43,573	3.0	72,622	5.0
The Bank	96,821	7.5	38,821	3.0	64,701	5.0
Lafayette Ambassador Bank	90,332	7.0	38,942	3.0	64,904	5.0
Resource Bank	89,215	7.0	38,209	3.0	63,681	5.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2005	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	Well-Capitalized Amount	Well-Capitalized Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,102,891	12.1%	$ 730,115	8.0%	$ 912,644	10.0%
Fulton Bank	409,653	11.1	295,353	8.0	369,191	10.0
Lafayette Ambassador Bank	102,007	11.6	70,539	8.0	88,173	10.0
The Bank	101,532	11.0	73,965	8.0	92,456	10.0
Resource Bank	105,343	11.9	70,786	8.0	88,482	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 910,044	10.0%	$ 365,057	4.0%	$ 547,586	6.0%
Fulton Bank	323,466	8.8	147,676	4.0	221,515	6.0
Lafayette Ambassador Bank	85,331	9.7	35,269	4.0	52,904	6.0
The Bank	80,820	8.7	36,983	4.0	55,474	6.0
Resource Bank	86,825	9.8	35,393	4.0	53,089	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 910,044	7.7%	$ 355,090	3.0%	$ 591,817	5.0%
Fulton Bank	323,466	7.1	137,077	3.0	228,462	5.0
Lafayette Ambassador Bank	85,331	7.0	36,492	3.0	60,821	5.0
The Bank	80,820	7.0	34,606	3.0	57,676	5.0
Resource Bank	86,825	7.9	33,116	3.0	55,194	5.0

NOTE K – INCOME TAXES

The components of the provision for income taxes are as follows:

	Year ended December 31 2006	2005	2004
	(in thousands)		
Current tax expense:			
Federal	$ 85,010	$ 69,611	$ 63,440
State	1,191	760	417
	86,201	70,371	63,857
Deferred tax (benefit) expense	(5,779)	990	816
	$ 80,422	$ 71,361	$ 64,673

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The differences between the effective income tax rate and the Federal statutory income tax rate are as follows:

	Year ended December 31		
	2006	2005	2004
Statutory tax rate	**35.0%**	35.0%	35.0%
Effect of tax-exempt income	**(3.1)**	(2.8)	(2.9)
Effect of low income housing investments	**(1.5)**	(2.1)	(2.1)
State income taxes, net of Federal benefit	**0.3**	0.2	0.1
Bank-owned life insurance	**(0.4)**	(0.3)	(0.3)
Other	**(0.1)**	(0.1)	0.4
Effective income tax rate	**30.2%**	30.1%	30.2%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences at December 31:

	2006	2005
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 37,409**	$ 32,496
Unrealized holding losses on securities available for sale	**14,432**	21,592
Loss and credit carryforwards	**11,111**	9,217
Deferred compensation	**8,954**	7,234
Post-retirement and defined benefit plans	**5,370**	621
LIH Investments	**3,644**	3,318
Other accrued expenses	**2,594**	2,412
Stock-based compensation	**1,930**	1,867
Derivative financial instruments	**1,868**	1,177
Premises and equipment	**1,059**	-
Other than temporary impairment of investments	**568**	1,400
Other	**175**	129
Total gross deferred tax assets	**89,114**	81,463
Deferred tax liabilities:		
Intangible assets	**10,368**	6,847
Direct leasing	**5,007**	9,357
Mortgage servicing rights	**2,315**	2,653
Acquisition premiums/discounts	**983**	1,832
Premises and equipment	**-**	747
Other	**2,700**	2,997
Total gross deferred tax liabilities	**21,373**	24,433
Net deferred tax asset before valuation allowance	**67,741**	57,030
Valuation allowance	**(11,087)**	(9,193)
Net deferred tax asset	**$ 56,654**	$ 47,837

The valuation allowance relates to state net operating loss carryforwards for which realizability is uncertain. At December 31, 2006 and 2005, the Corporation had state net operating loss carryforwards of approximately $195.0 million and $160.0 million, which are available to offset future state taxable income, and expire at various dates through 2026. In assessing the realizability of deferred assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deferred tax assets, net of the valuation allowance at December 31, 2006.

NOTE L – EMPLOYEE BENEFIT PLANS

Profit Sharing Plan – A noncontributory defined contribution plan where employer contributions are based on a formula providing for an amount not to exceed 15% of each eligible employee's annual salary (10% for employees hired subsequent to January 1, 1996). Participants are 100% vested in balances after five years of eligible service. Beginning in 2007, employer contributions will vest over a five-year graded vesting schedule. In addition, the profit sharing plan includes a 401(k) feature which allows employees to defer a portion of their pre-tax salary on an annual basis, with no employer match. Contributions under this feature are 100% vested.

Defined Benefit Pension Plans and 401(k) Plans – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually. Pension Plan assets are invested in money markets, fixed income securities, including corporate bonds, U.S. Treasury securities and common trust funds, and equity securities, including common stocks and common stock mutual funds. The Pension Plan has been closed to new participants, but existing participants continue to accrue benefits according to the terms of the plan.

Employees covered under the Pension Plan are also eligible to participate in the Fulton Financial Affiliates 401(k) Savings Plan, which allows employees to defer a portion of their pre-tax salary on an annual basis. At its discretion, the Corporation may also make a matching contribution up to 3%. Participants are 100% vested in the Corporation's matching contributions after three years of eligible service.

Post-retirement Benefits – The Corporation currently provides medical benefits and a death benefit to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Benefits are based on a graduated scale for years of service after attaining the age of 40.

The following summarizes the Corporation's expense under the Profit Sharing, Pension and 401(k) plans for the years ended December 31:

	2006	2005	2004
		(in thousands)	
Profit Sharing Plan	$ **8,427**	$ 7,801	$ 8,251
Pension Plan	**2,467**	3,468	3,072
401(k) Plan	**1,892**	1,376	967
	$ **12,786**	$ 12,645	$ 12,290

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans" (Statement 158). Statement 158 requires employers to recognize the overfunded or underfunded status of defined benefit pension plans and post-retirement benefits as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which changes occur through other comprehensive income, in addition to expanded disclosure requirements. The standard requires employers to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet, for fiscal years after December 15, 2008, or December 31, 2008 for the Corporation. All other requirements of the standard were effective as of December 31, 2006 for the Corporation. The Corporation adopted Statement 158 on a prospective basis, resulting in a reclassification of the Corporation's Pension Plan and Post-retirement Benefits liabilities as of December 31, 2006.

The following table summarizes the impact of Statement 158 on the Corporation's consolidated balance sheets as of December 31, 2006:

	Before Application of Statement 158	Statement 158 Adjustments Increase/(Decrease) Pension Plan	Post-retirement Benefits	After Application of Statement 158 (As Reported)
		(in thousands)		
Other assets	$ 226,337	$ (2,040)	$ (259)	$ 224,038
Total assets	14,921,263	(2,040)	(259)	14,918,964
Other liabilities	117,306	7,239	(738)	123,805
Total liabilities	13,396,155	7,239	(738)	13,402,654
Accumulated other comprehensive loss, net of tax	(30,292)	(9,279)	480	(39,091)
Total shareholders' equity	1,525,109	(9,279)	480	1,516,310

Pension Plan

The net periodic pension cost for the Corporation's Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2006	2005	2004
		(in thousands)	
Service cost	**$ 2,431**	$ 2,486	$ 2,307
Interest cost	**3,457**	3,370	3,102
Expected return on assets	**(4,227)**	(3,273)	(3,001)
Net amortization and deferral	**806**	885	664
Net periodic pension cost	**$ 2,467**	$ 3,468	$ 3,072

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The measurement date for the Pension Plan is September 30. The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the indicated periods:

	Plan Year Ended September 30 2006	Plan Year Ended September 30 2005
	(in thousands)	
Projected benefit obligation, beginning	**$ 63,640**	$ 59,265
Service cost	**2,431**	2,486
Interest cost	**3,457**	3,370
Benefit payments	**(2,935)**	(1,673)
Actuarial (gain) loss	**(1,039)**	959
Experience gain	**(360)**	(767)
Projected benefit obligation, ending	**$ 65,194**	$ 63,640
Fair value of plan assets, beginning	**$ 53,457**	$ 41,468
Employer contributions	**4,051**	10,652
Actual return on assets	**3,033**	3,010
Benefit payments	**(2,935)**	(1,673)
Fair value of plan assets, ending	**$ 57,606**	$ 53,457

The funded status of the Pension Plan and the amounts included in the consolidated balance sheets as of December 31 follows:

	2006	2005
	(in thousands)	
Projected benefit obligation	**$ (65,194)**	$ (63,640)
Fair value of plan assets	**57,606**	53,457
Funded status	**(7,588)**	(10,183)
Unrecognized net transition asset (1)	**(26)**	(38)
Unrecognized prior service cost (1)	**61**	72
Unrecognized net loss (1)	**14,242**	15,254
Funded status, less unrecognized pension costs	**$ 6,689**	$ 5,105
Pension (liability) asset recognized in the consolidated balance sheets	**$ (7,588)**	$ 5,105
Accumulated benefit obligation	**$ 50,827**	$ 50,434

(1) As required by Statement 158, these amounts were recognized though a charge to other comprehensive loss, net of tax, as of December 31, 2006.

The total amount of unrecognized net loss, net transition asset and prior service cost that will be amortized as components of net periodic pension cost in 2007 is expected to be $702,000, $13,000 and $9,000, respectively.

The following rates were used to calculate net periodic pension cost and the present value of benefit obligations:

	2006	2005	2004
Discount rate-projected benefit obligation	**5.75%**	5.50%	5.75%
Rate of increase in compensation level	**4.50**	4.00	4.50
Expected long-term rate of return on plan assets	**8.00**	8.00	8.00

The 5.75% discount rate used to calculate the present value of benefit obligations is determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. The 8.0% long-term rate of return on plan assets used to calculate the net periodic pension cost is based on historical returns. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

The following table summarizes the weighted average asset allocations as of September 30:

	2006	2005
Cash and equivalents	**9.0%**	17.0%
Equity securities	**51.0**	44.0
Fixed income securities	**40.0**	39.0
Total	**100.0%**	100.0%

Equity securities consist mainly of equity common trust and mutual funds. Fixed income securities consist mainly of fixed income common trust funds. Pension Plan assets are invested with a balanced growth objective, with target asset allocations between 40 and 70 percent for equity securities and 30 to 60 percent for fixed income securities. The Corporation expects to contribute $2.0 million to the Pension Plan in 2007. Estimated future benefit payments are as follows (in thousands):

Year	
2007	$ 1,555
2008	1,639
2009	1,779
2010	1,984
2011	2,148
2012 – 2016	16,126
	$ 25,231

Post-retirement Benefits

The components of the expense for post-retirement benefits other than pensions are as follows:

	2006	2005	2004
		(in thousands)	
Service cost	**$ 367**	$ 406	$ 364
Interest cost	**498**	524	474
Expected return on plan assets	**(4)**	(5)	(2)
Net amortization and deferral	**(226)**	(226)	(230)
Net post-retirement benefit cost	**$ 635**	$ 699	$ 606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in the accumulated post-retirement benefit obligation and fair value of plan assets for the years ended December 31:

	2006	2005
	(in thousands)	
Accumulated post-retirement benefit obligation, beginning	$ 10,849	$ 8,929
Service cost	367	406
Interest cost	498	524
Benefit payments	(350)	(359)
Change due to change in experience	(1,557)	419
Change due to change in assumptions	(264)	930
Accumulated post-retirement benefit obligation, ending	$ 9,543	$ 10,849
Fair value of plan assets, beginning	$ 146	$ 150
Employer contributions	340	350
Actual return on assets	7	5
Benefit payments	(350)	(359)
Fair value of plan assets, ending	$ 143	$ 146

The funded status of the plan and the amounts included in other liabilities as of December 31 follows:

	2006	2005
	(in thousands)	
Accumulated post-retirement benefit obligation	$ (9,543)	$ (10,849)
Fair value of plan assets	143	146
Funded status	(9,400)	(10,703)
Unrecognized prior service cost (1)	(226)	(453)
Unrecognized net (gain) loss (1)	(512)	1,311
Funded status, less unrecognized post-retirement costs	$ (10,138)	$ (9,845)
Post-retirement benefit liability recognized in the consolidated balance sheets	$ (9,400)	$ (9,845)

(1) As required by Statement 158, these amounts were recognized though a charge to other comprehensive loss, net of tax, as of December 31, 2006.

The total amount of unrecognized prior service cost that will be amortized as a component of net post-retirement benefit cost in 2007 is expected to be $226,000. There is no expected accretion of unrecognized net gain in 2007.

For measuring the post-retirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 8.5% in year one, declining to an ultimate rate of 4.5% by year eight. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated post-retirement benefit obligation would increase by approximately $1.1 million and the current period expense would increase by approximately $123,000. Conversely, a 1% decrease in the health care cost trend rate would decrease the accumulated post-retirement benefit obligation by approximately $920,000 and the current period expense by approximately $101,000.

The discount rate used in determining the accumulated post-retirement benefit obligation, which is determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, was 5.75% at December 31, 2006 and 5.50% at December 31, 2005. The expected long-term rate of return on plan assets was 3.00% at December 31, 2006 and 2005.

NOTE M – STOCK-BASED COMPENSATION PLANS AND SHAREHOLDERS' EQUITY

Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. The Corporation's equity awards consist of stock options and restricted stock granted under its Stock Option and Compensation Plans (Option Plans) and shares purchased by employees under its Employee Stock Purchase Plan (ESPP).

The following table presents compensation expense and related tax benefits for equity awards recognized in the consolidated income statements:

	2006	2005	2004
		(in thousands)	
Compensation expense	**$ 1,687**	$ 1,041	$ 3,900
Tax benefit	**(274)**	(321)	(591)
Net income effect	**$ 1,413**	$ 720	$ 3,309

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory Federal tax rate. Under Statement 123R, tax benefits are only recognized over the vesting period for options that ordinarily will result in a tax deduction when exercised (non-qualified stock options). The Corporation granted 265,000, 440,000 and 607,000 non-qualified stock options in 2006, 2005 and 2004, respectively. Compensation expense and tax benefits for restricted stock awards for the year ended December 31, 2005, included in the preceding table, were $270,000 and $94,000, respectively.

Under the Option Plans, stock options are granted to key employees for terms of up to ten years at option prices equal to the fair market value of the Corporation's stock on the date of grant. Options are typically granted annually on July 1st and, prior to the July 1, 2005 grant, had been 100% vested immediately upon grant. Beginning with the July 1, 2005 grant, a three-year cliff-vesting feature was added and, as a result, compensation expense associated with these grants will be recognized over the three-year vesting period. Certain events as defined in the Option Plans result in the acceleration of the vesting of both stock options and restricted stock. As of December 31, 2006, the Option Plans had 14.9 million shares reserved for future grants through 2013.

The following table provides information about options outstanding for the year ended December 31, 2006:

	Stock Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value (in millions)**
Outstanding at December 31, 2005	7,111,591	$ 11.86		
Granted	837,250	15.89		
Exercised	(1,146,683)	7.15		
Assumed from Columbia Bancorp	1,263,197	10.16		
Forfeited	(68,579)	15.79		
Outstanding at December 31, 2006	7,996,776	$ 12.65	6.0 years	$32.4
Exercisable at December 31, 2006	5,887,243	$ 11.22	4.9 years	$32.3

The following table provides information about nonvested options and restricted stock for the year ended December 31, 2006:

	Stock Options		Restricted Stock	
	Options	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**
Nonvested at December 31, 2005	1,147,175	$ 2.40	15,750	$ 17.12
Granted	837,250	2.39	-	-
Assumed from Columbia Bancorp	195,278	2.65	-	-
Vested	(8,653)	2.41	(15,750)	17.12
Forfeited	(61,517)	2.44	-	-
Nonvested at December 31, 2006	2,109,533	$ 2.41	-	$ -

As of December 31, 2006, there was $3.2 million of total unrecognized compensation cost related to nonvested stock options that will be recognized as compensation expense over a weighted average period of 2.2 years.

The following table presents information about options exercised:

	2006	2005	2004
	(dollars in thousands)		
Number of options exercised	**1,146,683**	1,104,305	1,458,212
Total intrinsic value of options exercised	**$ 10,726**	$ 10,675	$ 13,577
Cash received from options exercised	**$ 6,813**	$ 6,774	$ 6,341
Tax deduction realized from options exercised	**$ 8,247**	$ 7,049	$ 6,936

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Option Plans is estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2006	2005	2004
Risk-free interest rate	**5.12%**	3.76%	4.22%
Volatility of Corporation's stock	**14.82**	16.17	18.12
Expected dividend yield	**3.71**	3.23	3.22
Expected life of options	**7 Years**	6 Years	7 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions used in the model, the Corporation calculated an estimated fair value per option of $2.39, $2.40 and $2.65 for options granted in 2006, 2005 and 2004, respectively. Approximately 837,000, 1.2 million and 1.4 million options were granted in 2006, 2005 and 2004, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan under Statement 123R and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP for the indicated periods.

	2006	2005	2004
ESPP shares purchased	**163,583**	137,493	110,662
Average purchase price per share (85% of market value)	**$ 13.81**	$ 14.11	$ 13.86
Compensation expense recognized (in thousands)	**$ 399**	$ 341	$ 271

Shareholder Rights

On June 20, 1989, the Board of Directors of the Corporation declared a dividend of one common share purchase right (Original Rights) for each outstanding share of common stock, par value $2.50 per share, of the Corporation. The dividend was paid to the shareholders of record as of the close of business on July 6, 1989. On April 27, 1999, the Board of Directors approved an amendment to the Original Rights and the rights agreement. The significant terms of the amendment included extending the expiration date from June 20, 1999 to April 27, 2009 and resetting the purchase price to $90.00 per share. As of December 31, 2006, the purchase price had adjusted to $41.03 per share as a result of stock dividends.

The Rights are not exercisable or transferable apart from the common stock prior to distribution. Distribution of the Rights will occur ten business days following (1) a public announcement that a person or group of persons (Acquiring Person) has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of common stock (the Stock Acquisition Date) or (2) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of such outstanding shares of common stock. The Rights are redeemable in full, but not in part, by the Corporation at any time until ten business days following the Stock Acquisition Date, at a price of $0.01 per Right.

Treasury Stock

The Corporation periodically repurchases shares of its common stock under repurchase plans approved by the Board of Directors. These repurchases have historically been through open market transactions and have complied with all regulatory restrictions on the timing and amount of such repurchases. Shares may also be repurchased through an "Accelerated Share Repurchase" Program (ASR), which allows shares to be purchased immediately from an investment bank. The investment bank, in turn, repurchases shares on the open market over a period that is determined by the average daily trading volume of the Corporation's shares, among other factors. Shares repurchased have been added to treasury stock and are accounted for at cost. These shares are periodically reissued for various corporate needs.

Total treasury stock purchases were approximately 1.1 million shares in 2006, 5.3 million shares in 2005 and 4.9 million shares in 2004. Included in these amounts are shares purchased under ASR's, totaling 4.5 million in 2005 and 1.3 million in 2004. As of December 31, 2006, the Corporation has a stock repurchase plan in place for 2.1 million shares through June 30, 2007. Through December 31, 2006, 1.1 million shares had been repurchased under this plan.

NOTE N – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $16.9 million in 2006, $12.1 million in 2005 and $9.4 million in 2004. Future minimum payments as of December 31, 2006 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year	
2007	$ 11,813
2008	9,774
2009	7,967
2010	7,056
2011	6,269
Thereafter	44,000
	$ 86,879

NOTE O – COMMITMENTS AND CONTINGENCIES

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated balance sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2006	2005
	(in thousands)	
Commercial mortgage, construction and land development	**$ 571,499**	$ 829,769
Home equity	**674,089**	494,872
Credit card	**367,406**	382,415
Commercial and other	**2,702,516**	2,028,997
Total commitments to extend credit	**$ 4,315,510**	$ 3,736,053
Standby letters of credit	**$ 739,056**	$ 599,191
Commercial letters of credit	**34,193**	23,037
Total letters of credit	**$ 773,249**	$ 622,228

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From time to time, the Corporation and its subsidiary banks may be defendants in legal proceedings relating to the conduct of their business. Most of such legal proceedings are a normal part of the banking business and, in management's opinion, the financial position and results of operations and cash flows of the Corporation would not be affected materially by the outcome of such legal proceedings.

NOTE P – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following are the estimated fair values of the Corporation's financial instruments as of December 31, 2006 and 2005, followed by a general description of the methods and assumptions used to estimate such fair values. These fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Further, certain financial instruments and all non-financial instruments are excluded. Accordingly, the aggregate fair value amounts presented do not necessarily represent management's estimation of the underlying value of the Corporation.

	2006		2005	
FINANCIAL ASSETS	**Book Value**	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
Cash and due from banks	**$ 355,018**	**$ 355,018**	$ 368,043	$ 368,043
Interest-bearing deposits with other banks	**27,529**	**27,529**	31,404	31,404
Federal funds sold	**659**	**659**	528	528
Loans held for sale	**239,042**	**242,411**	243,378	245,946
Securities held to maturity (1)	**12,524**	**12,534**	18,258	18,317
Securities available for sale (1)	**2,865,714**	**2,865,714**	2,543,887	2,543,887
Net loans	**10,374,323**	**10,201,158**	8,424,728	8,322,514
Accrued interest receivable	**71,825**	**71,825**	53,261	53,261
FINANCIAL LIABILITIES				
Demand and savings deposits	**$ 5,802,422**	**$ 5,802,422**	$ 5,435,119	$ 5,435,119
Time deposits	**4,430,047**	**4,413,104**	3,369,720	3,346,911
Short-term borrowings	**1,680,840**	**1,680,840**	1,298,962	1,298,962
Accrued interest payable	**61,392**	**61,392**	38,604	38,604
Other financial liabilities	**57,375**	**57,375**	45,676	45,676
Federal Home Loan Bank advances and long-term debt	**1,304,148**	**1,321,141**	860,345	871,429

(1) See Note C, "Investment Securities", for detail by security type.

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amount was considered to be a reasonable estimate of fair value. The following instruments are predominantly short-term:

Assets	Liabilities
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Federal funds sold	Accrued interest payable
Accrued interest receivable	Other financial liabilities
Loans held for sale	

For those components of the above-listed financial instruments with remaining maturities greater than 90 days, fair values were determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

As indicated in Note A, "Summary of Significant Accounting Policies", securities available for sale are carried at their estimated fair values. The estimated fair values of securities held to maturity as of December 31, 2006 and 2005 were generally based on quoted market prices, broker quotes or dealer quotes.

For short-term loans and variable rate loans that reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, for loans secured by real estate, appraisal values for the collateral were considered in the fair value determination.

The fair value of long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair value of commitments to extend credit and standby letters of credit is estimated to equal their carrying amounts.

NOTE Q – MERGERS AND ACQUISITIONS

Completed Acquisitions

On February 1, 2006, the Corporation completed its acquisition of Columbia Bancorp (Columbia) of Columbia, Maryland. Columbia was a $1.3 billion bank holding company whose primary subsidiary was The Columbia Bank, which operates 20 full-service community-banking offices and five retirement community offices in Frederick, Howard, Montgomery, Prince George's and Baltimore Counties and Baltimore City.

Under the terms of the merger agreement, each of the approximately 6.9 million shares of Columbia's common stock was acquired by the Corporation based on a "cash election merger" structure. Each Columbia shareholder elected to receive 100% of the merger consideration in stock, 100% in cash, or a combination of stock and cash.

As a result of Columbia shareholder elections, approximately 3.5 million of the Columbia shares outstanding on the acquisition date were converted into shares of the Corporation's common stock, based upon a fixed exchange ratio of 2.441 shares of Corporation stock for each share of Columbia stock. The remaining 3.4 million shares of Columbia stock were purchased for $42.48 per share. In addition, each of the options to acquire Columbia's stock was converted into options to purchase the Corporation's stock or was settled in cash, based on the election of each option holder and the terms of the merger agreement. The total purchase price was approximately $305.8 million, including $154.2 million in stock issued and stock options assumed, $149.4 million of Columbia stock purchased and options settled for cash and $2.2 million for other direct acquisition costs. The purchase price for shares issued was determined based on the value of the Corporation's stock on the date when the number of shares to be issued was fixed and determinable.

As a result of the acquisition, Columbia was merged into the Corporation and The Columbia Bank became a wholly owned subsidiary. The acquisition was accounted for using purchase accounting, which requires the allocation of the total purchase price to the assets acquired and liabilities assumed, based on their respective fair values at the acquisition date, with any remaining purchase price being recorded as goodwill. Resulting goodwill balances are then subject to an impairment review on at least an annual basis. The results of Columbia's operations are included in the Corporation's financial statements prospectively from the February 1, 2006 acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the purchase price allocation based on estimated fair values on the acquisition date (in thousands):

Cash and due from banks	$ 46,407
Other earning assets	16,854
Investment securities available for sale (1)	186,034
Loans, net of allowance	1,052,684
Premises and equipment	7,775
Core deposit intangible asset	14,689
Trade name intangible asset	964
Goodwill	202,407
Other assets	20,586
Total assets acquired	1,548,400
Deposits	968,936
Short-term borrowings	184,083
Long-term debt	80,136
Other liabilities	9,495
Total liabilities assumed	1,242,650
Net assets acquired	$ 305,750

(1) Amount includes $72.3 million of investment securities which were sold prior to the date of acquisition, but settled after the date of acquisition.

On July 1, 2005, the Corporation completed its acquisition of SVB Financial Services, Inc. (SVB). SVB was a $530 million bank holding company whose primary subsidiary was Somerset Valley Bank (Somerset Valley), which operates thirteen community-banking offices in Somerset, Hunterdon and Middlesex Counties in New Jersey.

The total purchase price was $90.4 million, including $66.6 million in stock issued and stock options assumed, $22.4 million of SVB stock purchased and options settled for cash and $1.4 million for other direct acquisition costs. The purchase price for shares issued was determined based on the value of the Corporation's stock on the date when the number of shares to be issued was fixed and determinable.

The following table summarizes unaudited pro-forma information assuming the acquisitions of Columbia and SVB had occurred on January 1, 2005. This pro-forma information includes certain adjustments, including amortization related to fair value adjustments recorded in purchase accounting (in thousands, except per-share information):

	2006	2005
Net interest income	**$ 491,061**	$ 479,398
Other income	**149,142**	150,962
Net income	**186,319**	183,744
Per Share:		
Net income (basic)	**$ 1.07**	$ 1.05
Net income (diluted)	**1.06**	1.04

NOTE R – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(in thousands)

	December 31 2006	December 31 2005
ASSETS		
Cash, securities, and other assets	**$ 3,931**	$ 8,852
Receivable from subsidiaries	**1,159**	10
Investment in:		
Bank subsidiaries	**1,645,889**	1,203,927
Non-bank subsidiaries	**374,359**	355,343
Total Assets	**$ 2,025,338**	$ 1,568,132

	December 31 2006	December 31 2005
LIABILITIES AND EQUITY		
Line of credit with bank subsidiaries	**$ 75,000**	$ 61,388
Revolving line of credit	**36,318**	
Long-term debt	**304,242**	140,121
Payable to non-bank subsidiaries	**47,942**	43,674
Other liabilities	**45,526**	39,978
Total Liabilities	**509,028**	285,161
Shareholders' equity	**1,516,310**	1,282,971
Total Liabilities and Shareholders' Equity	**$ 2,025,338**	$ 1,568,132

CONDENSED STATEMENTS OF INCOME

	Year ended December 31 2006	2005	2004
		(in thousands)	
Income:			
Dividends from bank subsidiaries	**$ 178,407**	$ 223,900	$ 62,131
Other	**56,725**	45,336	40,227
	235,132	269,236	102,358
Expenses	**89,414**	66,824	58,563
Income before income taxes and equity in undistributed net income of subsidiaries	**145,718**	202,412	43,795
Income tax benefit	**(13,810)**	(8,445)	(6,420)
	159,528	210,857	50,215
Equity in undistributed net income (loss) of:			
Bank subsidiaries	**17,105**	(53,640)	84,525
Non-bank subsidiaries	**8,894**	8,857	14,868
Net Income	**$ 185,527**	$ 166,074	$ 149,608

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	Year Ended December 31 (in thousands)		
Cash Flows From Operating Activities:			
Net Income	$ 185,527	$ 166,074	$ 149,608
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Stock-based compensation	1,687	1,041	3,900
Decrease (increase) in other assets	4,408	(1,381)	(13,004)
Equity in undistributed net (income) loss of subsidiaries	(25,999)	44,783	(99,393)
(Decrease) increase in other liabilities and payable to non-bank subsidiaries	(2,278)	(2,653)	36,859
Total adjustments	(22,182)	41,790	(71,638)
Net cash provided by operating activities	163,345	207,864	77,970
Cash Flows From Investing Activities:			
Investment in bank subsidiaries	(96,222)	(3,700)	(6,000)
Investment in non-bank subsidiaries	(4,640)	(100,000)	-
Net cash paid for acquisitions	(151,549)	(21,724)	(5,283)
Net cash used in investing activities	(252,411)	(125,424)	(11,283)
Cash Flows From Financing Activities:			
Net increase (decrease) in short-term borrowings	49,930	(21,042)	79,552
Dividends paid	(98,022)	(85,495)	(74,802)
Net proceeds from issuance of common stock	9,857	10,991	7,537
Repayment of long-term debt	(5,121)	(264)	-
Addition to long-term debt	152,563	98,606	-
Acquisition of treasury stock	(20,193)	(85,168)	(78,966)
Net cash provided by (used in) financing activities	89,014	(82,372)	(66,679)
Net (Decrease) Increase in Cash and Cash Equivalents	(52)	68	8
Cash and Cash Equivalents at Beginning of Year	76	8	-
Cash and Cash Equivalents at End of Year	$ 24	$ 76	$ 8
Cash paid during the year for:			
Interest	$ 3,023	$ 2,758	$ 2,889
Income taxes	77,327	60,539	54,457

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

R. Scott Smith, Jr.
Chairman, Chief Executive Officer and President

Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Fulton Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Fulton Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed, an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fulton Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 1, 2007

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
FOR THE YEAR 2006				
Interest income	**$ 192,652**	**$ 213,206**	**$ 229,101**	**$ 229,548**
Interest expense	**77,609**	**90,354**	**103,177**	**107,804**
Net interest income	**115,043**	**122,852**	**125,924**	**121,744**
Provision for loan losses	**1,000**	**875**	**555**	**1,068**
Other income	**36,607**	**36,001**	**36,912**	**40,355**
Other expenses	**88,016**	**90,793**	**92,425**	**94,757**
Income before income taxes	**62,634**	**67,185**	**69,856**	**66,274**
Income taxes	**18,755**	**20,484**	**21,514**	**19,669**
Net income	**$ 43,879**	**$ 46,701**	**$ 48,342**	**$ 46,605**
Per-share data:				
Net income (basic)	**$ 0.26**	**$ 0.27**	**$ 0.28**	**$ 0.27**
Net income (diluted)	**0.25**	**0.27**	**0.28**	**0.27**
Cash dividends	**0.138**	**0.1475**	**0.1475**	**0.1475**
FOR THE YEAR 2005				
Interest income	$ 140,810	$ 148,609	$ 164,070	$ 172,279
Interest expense	42,562	48,686	57,585	64,387
Net interest income	98,248	99,923	106,485	107,892
Provision for loan losses	800	725	815	780
Other income	35,853	38,317	36,163	33,965
Other expenses	73,828	78,189	81,537	82,737
Income before income taxes	59,473	59,326	60,296	58,340
Income taxes	18,037	17,722	18,168	17,434
Net income	$ 41,436	$ 41,604	$ 42,128	$ 40,906
Per-share data:				
Net income (basic)	$ 0.25	$ 0.26	$ 0.26	$ 0.25
Net income (diluted)	0.25	0.25	0.25	0.25
Cash dividends	0.126	0.138	0.138	0.138

END

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